AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1996



                                                     REGISTRATION NOS. 333-08543

                                                                       811-07717
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM N-3
                            ------------------------

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



PRE-EFFECTIVE AMENDMENT NO. 1                                  [X]


POST-EFFECTIVE AMENDMENT NO.                                   [ ]

REGISTRATION STATEMENT UNDER THE

INVESTMENT COMPANY ACT OF 1940



AMENDMENT NO. 1                                                [X]

                       (CHECK APPROPRIATE BOX OR BOXES.)
                            ------------------------

                 DIVERSIFIED INVESTORS STRATEGIC VARIABLE FUNDS
                           (EXACT NAME OF REGISTRANT)

                       AUSA LIFE INSURANCE COMPANY, INC.
                          (NAME OF INSURANCE COMPANY)

                             4 MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
          (ADDRESS OF INSURANCE COMPANY'S PRINCIPAL EXECUTIVE OFFICES)

                                 (914) 697-8000
           (INSURANCE COMPANY TELEPHONE NUMBER, INCLUDING AREA CODE)
                            ------------------------

                             ROBERT F. COLBY, ESQ.
                       AUSA LIFE INSURANCE COMPANY, INC.
                             4 MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
As soon as practicable after the effective date of this registration statement.

     Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of securities (variable annuity contracts) is being registered by this registration statement.
                            ------------------------

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
                       (REQUIRED BY RULES 481(A) AND 495)


 PART A
ITEM NO.                                                                               LOCATION
--------                                                                 -------------------------------------
    1.     Cover Page..................................................  Cover Page
    2.     Definitions.................................................  Definitions
    3.     Synopsis....................................................  Synopsis
    4.     Condensed Financial Information.............................  Not Applicable
    5.     General Description of Registrant and Insurance Company.....  AUSA Life Insurance Company, Inc.,
                                                                         Diversified Investors Strategic
                                                                         Variable Funds, Diversified Investors
                                                                         Portfolios
    6.     Management..................................................  Diversified Investors Strategic
                                                                         Variable Funds -- Management
    7.     Deductions and Expenses.....................................  Charges
    8.     General Description of Variable Annuity Contracts...........  Summary of The Contracts
    9.     Annuity Period..............................................  Payment Options
   10.     Death Benefit...............................................  Death Benefit; Payments To A
                                                                         Beneficiary Following The Annuitant's
                                                                         Death
   11.     Purchases and Contract Value................................  Credit of Purchase Payments;
                                                                         Allocation of Purchase Payments;
                                                                         Determination of Unit Value
   12.     Redemptions.................................................  Redemption During The Accumulation
                                                                         Period; Restrictions Under The Texas
                                                                         Optional Retirement Program
   13.     Taxes.......................................................  Federal Tax Status; Tax Treatment of
                                                                         AUSA; Section 403(b) Annuities;
                                                                         Section 401(a) Plans; Section 408
                                                                         (IRA) Contracts; Section 457 Plans;
                                                                         Section 457(f) Plans; Section 72
                                                                         Flexible Annuities; Non-Qualified
                                                                         Deferred Compensation Contracts;
                                                                         Income Tax Withholding
   14.     Legal Proceedings...........................................  Legal Proceedings
   15.     Table of Contents of the Statement of Additional
           Information.................................................  Table of Contents of Statement of
                                                                         Additional Information
PART B
   16.     Cover Page..................................................  Cover Page
   17.     Table of Contents...........................................  Table of Contents
   18.     General Information and History.............................  Not Applicable
   19.     Investment Objectives and Policies..........................  Investment Objectives and Policies
   20.     Management..................................................  Management
   21.     Investment Advisory and Other Services......................  Management-Investment Advisory
                                                                         Services
   22.     Brokerage Allocation........................................  Brokerage Allocation
   23.     Purchase and Pricing of Securities Being Offered............  Not Applicable
   24.     Underwriters................................................  Sale of Contracts/Principal
                                                                         Underwriter
   25.     Calculation of Performance Data.............................  Performance Data
   26.     Annuity Payments............................................  Not Applicable
   27.     Financial Statements........................................  Financial Statements and Notes to
                                                                         Financial Statements


                                     PART C

INFORMATION REQUIRED TO BE INCLUDED IN PART C IS SET FORTH UNDER THE APPROPRIATE
         ITEM, SO NUMBERED IN PART C OF THIS REGISTRATION STATEMENT.

   28.     Financial Statements and Exhibits...........................................................  C-1
   29.     Directors and Officers of the Insurance Company.............................................  C-2
   30.     Persons Controlled by or Under Common Control with the Insurance Company or Registrant......  C-2
   31.     Number of Contractowners....................................................................  C-2
   32.     Indemnification.............................................................................  C-2
   33.     Business and Other Connections of the Investment Adviser....................................
   34.     Principal Underwriters......................................................................  C-2
   35.     Location of Accounts and Records............................................................  C-3
   36.     Management Services.........................................................................  C-3
   37.     Undertakings................................................................................  C-3

                 DIVERSIFIED INVESTORS STRATEGIC VARIABLE FUNDS

                        GROUP VARIABLE ANNUITY CONTRACTS

            SECTIONS 401(a), 401(k), 403(b), 408(IRA), 457 AND NQDC


                                   ISSUED BY

                   AUSA LIFE INSURANCE COMPANY, INC. ("AUSA")
        4 MANHATTANVILLE ROAD, PURCHASE, NEW YORK 10577; (914) 697-8000

     The Group Variable Annuity Contracts ("Contracts") described in this Prospectus are designed and offered as funding vehicles for retirement Plans maintained by state educational organizations, certain tax-exempt organizations, IRA Contractholders, taxed organizations in the case of the Section 401(a) and/or Section 401(k) Contracts and corporate nonqualified deferred compensation contracts ("NQDC").

     Insofar as possible, the provisions of the Contracts are identical, and the information provided in this Prospectus is generally applicable to all Contracts. However, whenever statutory or administrative considerations require significant differences among the Contracts, such differences are explained separately for each.

     Purchase Payments under the Contracts are allocated to a segregated investment account of AUSA Life Insurance Company, Inc. which account has been designated the Diversified Investors Strategic Variable Funds. Purchase Payments directed to the Diversified Investors Strategic Variable Funds may be allocated among such of the subaccounts in the Diversified Investors Strategic Variable Funds as are made available under the Contracts. The three currently available subaccounts (the "Subaccounts") are the Diversified Investors Conservative Strategic Variable Fund, the Diversified Investors Moderate Strategic Variable Fund and the Diversified Investors Aggressive Strategic Variable Fund. Diversified Investment Advisors, Inc. ("Diversified") is the investment adviser (the "Adviser") to each Subaccount and seeks to achieve the investment objective of each Subaccount by investing in a diversified portfolio of units issued by subaccounts of Diversified Investors Variable Funds (the "Underlying Diversified Subaccounts"), a segregated investment account of AUSA with twelve subaccounts (with varying investment objectives) available for investment in by Subaccounts. See "Diversified Investors Strategic Variable Funds -- Description of the Underlying Diversified Subaccounts/Portfolios" at page 12.

     The value of the Accumulation Accounts maintained in the Diversified Investors Strategic Variable Funds will vary based upon the investment experience of the Subaccounts to which Purchase Payments are allocated. The investment experience of the Subaccounts will vary based on the underlying investment performance of the Underlying Diversified Subaccounts invested in.

     This Prospectus sets forth the basic information that a prospective purchaser should know before investing. Please keep this Prospectus for future reference.


     A Statement of Additional Information dated November   , 1996 incorporated
herein by reference, and containing additional information about the Contracts has been filed with the Securities and Exchange Commission. The Statement of Additional Information is available from AUSA without charge upon written request to the above address or by telephoning (914) 697-8000. The Table of Contents of the Statement of Additional Information can be found on page 39 of this Prospectus.


     This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Contracts in any jurisdiction in which such may not be lawfully made.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            Dated November   , 1996

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Definitions................................    3
Synopsis...................................    5
  Fee Table................................    5
  The Contracts............................    7
  Diversified Investors Variable Funds.....    7
  Charges..................................    8
  Credit And Allocation Of Purchase
    Payments...............................    8
  Redemption...............................    8
  Transfers................................    8
  Payment Options..........................    9
  Voting Rights............................    9
  Death Benefit............................    9
  Distribution Of The Contracts............    9
  Financial Information....................    9
AUSA.......................................    9
Diversified Investors Strategic Variable
  Funds....................................    9
  Investment Objectives of the
    Subaccounts............................   10
  Description of the Underlying Diversified
    Subaccounts/Portfolios.................   13
  Underlying Diversified Subaccounts
    Available to all Subaccounts...........   13
  Underlying Diversified Subaccounts Also
    Available to the Moderate and
    Aggressive Funds.......................   16
  Special Risks and Considerations.........   18
  Investment Policies of the Underlying
    Diversified Subaccounts/Portfolios.....   18
  Master/Feeder Structure..................   20
  Management...............................   21
Charges....................................   24
  Charges for Mortality and Expense
    Risks..................................   24
  Annual Contract Charge...................   25
  Investment Management Fee................   25
Summary Of The Contracts...................   25
  Eligible Purchasers......................   25
  Ownership................................   26
  Purchase Payments........................   26
  Employer Sponsored Plan Requirements.....   26
  Rights Of The Participant Under The
    Contract...............................   26
  Rights Upon Suspension Of Contract or
    Termination Of Plan....................   27
  403(b) Contract..........................   27
  401(a) Contract/401(k) Contract and
    NQDC...................................   27
  457, 457(f), Flexible Annuity, and 408
    (IRA)..................................   27
  Failure Of Qualification.................   27
  Transfers................................   27
Rights Reserved By AUSA....................   28
Credit Of Purchase Payments................   28
  Allocation Of Purchase Payments..........   29
  Determination Of Unit Values.............   29
Death Benefit..............................   29
Redemption During The Accumulation
  Period...................................   30
Restrictions Under The Texas Optional
  Retirement Program.......................   30
Payment Options............................   31
  Annuity Purchase Date....................   31
  Fixed Annuity............................   31
  Fixed Annuity Options....................   32
  Payments To A Beneficiary Following The
    Annuitant's Death......................   32
  Voting Rights............................   33
  Distribution Of The Contracts............   34
  Federal Tax Status.......................   34
    Tax Treatment of AUSA..................   34
    Taxation of Diversified Investors
      Portfolios...........................   34
    Section 403(b) Annuities...............   35
    Section 401(a) Plans...................   36
    Section 408 (IRA) Contracts............   36
    Minimum Distribution Requirements......   36
    Section 457 Plans......................   37
    Non-Qualified Deferred Compensation
      Contracts............................   37
    Income Tax Withholding.................   37
  Performance Data.........................   38
  Independent Accountants..................   39
  Legal Proceedings........................   39
  Financial Statements.....................   39
  Additional Information...................   39
  Table of Contents of Statement of
    Additional Information.................   40
  Request For Diversified Investors
    Strategic Variable Funds Statement of
    Additional Information.................   41
  APPENDIX.................................  A-1

                                  DEFINITIONS

     As used in this Prospectus, the following terms have the indicated meaning:

     ACCUMULATION ACCOUNT: an account maintained for each Participant in which is recorded the number of Units held for his/her credit.

     ACCUMULATION PERIOD: the accumulation period for each Participant is the period during which Purchase Payments may be made on his/her behalf. It begins when the Participant begins participation under the Plan and ends as of his/her Annuity Purchase Date (See "Annuity Purchase Date" on page 30), or earlier termination of his/her Accumulation Account.

     AGGRESSIVE EQUITY PORTFOLIO: Diversified Investors Aggressive Equity Portfolio, a series of Diversified Investors Portfolios.

     CONTRACT(S): the group variable annuity contract(s) offered by AUSA to Contractholders, IRA Contractholders or NQDL Contractholders as described in this Prospectus.

     CONTRACTHOLDER: a state educational organization or certain tax-exempt organization employer or employer association for affiliated employers, taxed subsidiaries of tax-exempt organizations and taxed stand alone organizations.

     CONTRACT YEAR: a period of 12 months measured from the date of the Contract issued to or adopted by the Contractholder, and anniversaries thereof.

     DIVERSIFIED: Diversified Investment Advisors, Inc., a registered investment adviser under the Investment Advisers Act of 1940, as amended, and an affiliate of AUSA.

     DIVERSIFIED INVESTORS PORTFOLIOS: Diversified Investors Portfolios, an open-end diversified management investment company registered under the Investment Company Act of 1940, as amended.

     EQUITY GROWTH PORTFOLIO: Diversified Investors Equity Growth Portfolio, a series of Diversified Investors Portfolios.

     EQUITY INCOME PORTFOLIO: Diversified Investors Equity Income Portfolio, a series of Diversified Investors Portfolios.

     EQUITY VALUE PORTFOLIO: Diversified Investors Equity Value Portfolio, a series of Diversified Investors Portfolios.

     FIXED ANNUITY: an annuity with payments which remain fixed throughout the payment period and which do not reflect the investment experience of a separate account.

     GOVERNMENT/CORPORATE BOND PORTFOLIO: Diversified Investors
Government/Corporate Bond Portfolio, a series of Diversified Investors
Portfolios.

     GROWTH & INCOME PORTFOLIO: Diversified Investors Growth & Income Portfolio, a series of Diversified Investors Portfolios.

     HIGH QUALITY BOND PORTFOLIO: Diversified Investors High Quality Bond Portfolio, a series of Diversified Investors Portfolios.

     HIGH-YIELD BOND PORTFOLIO: Diversified Investors High-Yield Bond Portfolio, a series of Diversified Investors Portfolios.

     INTERMEDIATE GOVERNMENT BOND PORTFOLIO: Diversified Investors Intermediate Government Bond Portfolio, a series of Diversified Investors Portfolios.

     INTERNATIONAL EQUITY PORTFOLIO: Diversified Investors International Equity Portfolio, a series of Diversified Investors Portfolios.

     IRA CONTRACTHOLDER: a tax-exempt, or taxed organization or an association of members who share a common interest.

     MONEY MARKET PORTFOLIO: Diversified Investors Money Market Portfolio, a series of Diversified Investors Portfolios.

     NQDC: Non-qualified deferred compensation arrangement available to taxed organizations only.

     PARTICIPANT: an employee participating under a Contract issued to or adopted by his/her employer or an individual participating under a Contract issued to an IRA Contractholder.

     PLAN: a retirement plan or program under which benefits are to be provided pursuant to a Contract described herein or by a Participant.

     PURCHASE PAYMENT: the amount contributed and remitted to AUSA by an employer on behalf of a Participant.

     SPECIAL EQUITY PORTFOLIO: Diversified Investors Special Equity Portfolio, a series of Diversified Investors Portfolios.

     SUBACCOUNT: a subdivision of Diversified Investors Strategic Variable Funds which is available for the allocation of Purchase Payments under the Contracts.

     UNDERLYING DIVERSIFIED PORTFOLIO: a series of Diversified Investors Portfolios which is invested in by a corresponding Underlying Diversified Subaccount.

     UNDERLYING DIVERSIFIED SUBACCOUNT: a subdivision of Diversified Investors Variable Funds which is available for investment in by a Subaccount. Twelve Underlying Diversified Subaccounts, each of which invest in a corresponding series of Diversified Investors Portfolios, are presently available for investment in by a Subaccount.

     UNIT: the measure by which the value of an investor's interest in each Subaccount is determined.

     VALUATION DATE: each day at the close of business of the New York Stock Exchange (currently at 4:00 p.m. New York City time), each day that the New York Stock Exchange is open for trading, or any other day on which there is sufficient trading in securities of a series of Diversified Investors Portfolios to affect materially the value of the Units of a Subaccount. If the New York Stock Exchange extends its closing beyond 4:00 p.m. New York City time, and continues to value after the time of closing of the New York Stock Exchange, AUSA reserves the right to treat any payment or communication received after 4:00 p.m. New York City time as being received as of the beginning of the next day.

     VALUATION PERIOD: The period between the ending of two successive Valuation Dates.

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY STATE TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL IN SUCH STATE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

                                    SYNOPSIS

                       AUSA LIFE INSURANCE COMPANY, INC.
                      DIVERSIFIED INVESTORS VARIABLE FUNDS


                                   FEE TABLE



     The purpose of these tables is to assist you in understanding the various costs and expenses that a Contractholder allocating Purchase Payments under the Contracts to Diversified Investors Strategic Variable Funds would incur directly and indirectly as a result of each Subaccount's investment in the Underlying Diversified Subaccounts and Underlying Diversified Portfolios (Series). Each Subaccount will bear directly only a Management Fee equal to .20% of average daily net assets of the Subaccount. However, each Subaccount also will bear, indirectly, its pro rata share of (i) the mortality and expense risk fees charged at the Underlying Diversified Subaccount level and (ii) fees and expenses (including investment management fees) incurred by the Series of Underlying Diversified Portfolios. The investment returns of each Subaccount will be net of all such expenses. (See "Charges", below, for a more complete description of certain of these fees and expenses.) Accordingly, the total fees and expenses associated with an investment in Diversified Investors Variable Funds will be an aggregate of the expenses incurred at the three levels.



        Annual Contract Fee*................................................     None
        ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)
        Management Fees (charged to the Subaccounts)........................     .20%
        Mortality and Expense Risk Fees** (charged to Underlying Diversified
          Subaccounts)......................................................     .90%
        Other Expenses......................................................     None
                                                                                -----
        Total Annual Expenses**.............................................    1.10%
                                                                                =====


        -------------------------------

         * AUSA reserves the right to deduct an annual contract charge from a Participant's Accumulation Account not to exceed $50.
           See "Charges -- Annual Contract Charge" at page   .



        ** AUSA reserves the right to charge maximum mortality and expense risk fees of up to 1.25% upon notice.



     As described above, each Subaccount will also pay a pro rata portion of the expenses of the Underlying Diversified Portfolios (Series). The following table provides the expense ratios (net of waivers and reimbursements) as a percentage of net assets for each series of the Underlying Diversified Portfolios in which the Subaccount will, indirectly, invest.

                                                MANAGEMENT
              CONSERVATIVE STRATEGIC            FEE (AFTER          OTHER          TOTAL ANNUAL
                   VARIABLE FUND              REIMBURSEMENTS)    EXPENSES(1)    SERIES EXPENSES(2)
        -----------------------------------   ---------------    -----------    ------------------
        Money Market Series(3).............         .23%             .07%               .30%
        High Quality Bond Series...........         .35%             .05%               .40%
        Intermed. Government Bond Series...         .28%             .12%               .40%
        Government/Corporate Bond Series...         .35%             .04%               .39%
        High Yield Bond Series.............         .54%             .06%               .60%
        Equity Income Series...............         .45%             .04%               .49%
        Equity Value Series................         .43%             .07%               .60%
        Growth & Income Series.............         .58%             .07%               .65%

                                                MANAGEMENT
              MODERATE AND AGGRESSIVE           FEE (AFTER          OTHER          TOTAL ANNUAL
             STRATEGIC VARIABLE FUNDS         REIMBURSEMENTS)    EXPENSES(1)    SERIES EXPENSES(2)
        -----------------------------------   ---------------    -----------    ------------------
        Money Market Series(3).............         .23%             .07%               .30%
        High Quality Bond Series...........         .35%             .05%               .40%
        Intermed. Government Bond Series...         .28%             .12%               .40%
        Government/Corporate Bond Series...         .35%             .04%               .39%
        High Yield Bond Series.............         .54%             .06%               .60%
        Equity Income Series...............         .45%             .04%               .49%
        Equity Value Series................         .43%             .17%               .60%
        Growth & Income Series.............         .58%             .07%               .65%
        Equity Growth Series(3)............         .60%             .05%               .65%
        Special Equity Series..............         .76%             .09%               .85%
        Aggressive Equity Series...........         .87%             .13%              1.00%
        International Equity Series........         .75%             .15%               .90%


        -------------------------------

        (1) "Other Expenses" have been estimated for the current fiscal year based upon the following projected level of average daily net assets for the following Underlying Diversified
            Portfolios: High Quality Bond Series -- $150 million; High-Yield Bond Series -- $50 million; Equity Value
            Series -- $50 million; Aggressive Equity Series -- $50 million; and International Equity Series -- $100 million. There can be no assurance that these levels of average daily net assets will be achieved. If average daily net assets are lower for any such series, "Other Expenses" may be a higher percentage than indicated above of such series' average daily net assets. "Other Expenses" for all other Underlying Diversified Portfolios are actual for the year ended December 31, 1995.



        (2) "Total Annual Series Expenses" for certain of the Underlying Diversified Portfolios reflect voluntary waivers and reimbursements by Diversified. In the absence of such waivers and reimbursements, "Total Annual Series Expenses" would be as follows for the following series: Intermediate Government Bond Series -- .45%; High-Yield Bond
            Series -- .61%; Balanced Series -- .54%; Equity Value
            Series -- .74%; Growth & Income Series -- .68%; Special Equity Series -- .88%; and Aggressive Equity
            Series -- 1.10%.



        (3) AUSA has agreed to provide reimbursements to limit total expenses to .10% and .50% for investors in the Underlying Diversified Subaccounts which invest in the Money Market Series and Equity Growth Series, respectively.



     Based on the foregoing, the range of the average weighted expense ratio for the Conservative Strategic Variable Fund is expected to be 1.46% to 1.63%, for the Moderate Strategic Variable Fund 1.52% to 1.89% and for the Aggressive Strategic Variable Fund 1.52% to 1.90%. A range is provided since the average assets of the Subaccounts invested in each of the Underlying Diversified Subaccounts will fluctuate.

  Example



     If you (i) surrender your contract at the end of the applicable time period, (ii) annuitize at the end of the applicable time period or (iii) do not surrender your contract, you would pay, using the midpoint of the ranges set forth above, the following expenses on a $1,000 investment, assuming a 5% annual rate of return.



                                                                  AFTER       AFTER
                          STRATEGIC VARIABLE FUND                 1 YEAR     3 YEARS
            ----------------------------------------------------  ------     -------
            Conservative Strategic Variable Fund................   $ 16        $49
            Moderate Strategic Variable Fund....................   $ 17        $54
            Aggressive Strategic Variable Fund..................   $ 17        $54


     This example should not be considered a representation of past or future expenses, and actual expenses may be greater or lesser than those shown. Premium taxes may also be applicable.

THE CONTRACTS


     The Group Variable Annuity Contract(s) ("Contract(s)") described in this Prospectus are designed and offered as funding vehicles for retirement Plans maintained by state educational organizations, certain tax-exempt organizations, IRA Contractholders and for taxed organizations for Section 401(a) and/or
Section 401(k) Contracts and corporate nonqualified deferred compensation Contracts ("NQDC"). The Section 401(k) Contract will fund the benefits for tax-qualified pension and profit-sharing plans from employee/employer contributions of such organizations. The Section 403(b) Contract will purchase tax-deferred annuities for employees of these same organizations. The Section 457 Contract will provide deferred compensation eligible for deferred tax treatment. The Section 401(a) Contract will fund benefits for tax-qualified pension and profit-sharing Plans of such tax-exempt organizations as well as taxed subsidiaries of these organizations and stand alone taxed organizations; the NQDC Contracts will fund benefits for taxed organizations. The Section 408 (Individual Retirement Account ("IRA")) Contract is a Group Variable Annuity Contract which will provide for on-going or rollover contributions from individuals who are eligible under Section 408 to make such contributions. Section references are to the Internal Revenue Code of 1986, as amended (the "Code").


     Insofar as possible, the provisions of the Contracts are identical, and the information provided in this Prospectus is generally applicable to all Contracts. However, whenever statutory or administrative considerations require significant differences among the Contracts, such differences are explained separately for each.


     With respect to the Section 401(a), Section 401(k) and NQDC Contracts, the employer and/or the employee will make contributions pursuant to the terms and conditions of the underlying retirement Plan. As to the Section 403(b) and
Section 457 Contracts, the employer will make Purchase Payments for each participating employee pursuant to either a salary reduction agreement or an agreement to forego a salary increase under which the employee decides the level and number of Purchase Payments to his/her Accumulation Account, except with respect to employer-sponsored Section 401(a) Plans under which the employer will make contributions pursuant to the underlying retirement Plan. In the case of the Section 408 IRA Contract, Purchase Payments will be made by the employer on behalf of and as determined by each participating employee pursuant to a salary reduction agreement or by the Participant.


DIVERSIFIED INVESTORS STRATEGIC VARIABLE FUNDS

     Purchase Payments under the Contract(s) are allocated to the Diversified Investors Strategic Variable Funds which is a separate account of AUSA. Diversified Investors Strategic Variable Funds is divided into three Subaccounts, the Diversified Investors Conservative Strategic Variable Fund, the Diversified Investors Moderate Strategic Variable Fund and the Diversified Investors Aggressive Strategic Variable Fund. Diversified, an affiliate of AUSA, is the investment adviser to each Subaccount and seeks to achieve the investment objective of each Subaccount by investing in a diversified portfolio of units issued by Underlying Diversified Subaccounts. There are currently twelve Underlying Diversified Subaccounts with varying investment objectives available for investment in by Subaccounts. See "Diversified Investors Strategic

Variable Funds -- Underlying Diversified Subaccounts/Portfolios" at page 12. The assets in each Underlying Diversified Subaccount are invested in a corresponding series of Diversified Investors Portfolios. Each series of Diversified Investors Portfolios is managed by Diversified. Diversified Investors Securities Corp., a wholly-owned subsidiary of Diversified, is the principal underwriter and distributor.

     The value of a Participant's Accumulation Account maintained in Diversified Investors Strategic Variable Funds will vary based upon the investment experience of the Underlying Diversified Subaccounts and the corresponding series of Diversified Investors Portfolios to which Purchase Payments are allocated.

CHARGES

     Diversified, as investment adviser to each Subaccount, imposes a charge against the net assets of each Subaccount, computed daily, at an annual rate of
 .20% for investment advisory and other services.

     AUSA makes daily charges against the net assets of the Underlying Diversified Subaccounts at a maximum annual rate of 1.25%, consisting of .80% for mortality risks and .45% for administrative expense risks. Currently, the annual rate charged is .90% consisting of .60% for mortality risks and .30% for administrative expense risk. However, AUSA reserves the right to charge a maximum fee of 1.25% upon notice thereafter. (See "Charges -- Charges for Mortality and Expense Risks" on page 23). In addition, AUSA reserves the right to deduct an annual contract charge not to exceed $50 from a Participant's Accumulation Account (see "Charges -- Annual Contract Charge" on page 24).

     In addition to the charges set forth above, Diversified, which serves as investment adviser to each series of Diversified Investors Portfolios, imposes a charge against the net asset value of each series of Diversified Investors Portfolios, computed daily, for investment advisory services and other expenses.


     Premium taxes may be payable on annuity considerations. Under present laws, the range of premium taxes is from .5% to 4.0%. (See "Charges -- Premium Tax" on
page      ).


CREDIT AND ALLOCATION OF PURCHASE PAYMENTS

     Purchase Payments will be credited to the Subaccounts designated by the Participant in the form of Units. The number of Units credited will not change but the dollar value of a Unit will vary depending upon the investment experience of the Underlying Diversified Subaccounts and the corresponding series of Diversified Investors Portfolios. (See "Credit of Purchase Payments" on page 27).

REDEMPTION

     A Participant may redeem at any time prior to the time an annuity benefit takes effect and prior to his death all or a portion of the Units credited to his Accumulation Account without any charge, subject to any limitations in the underlying Plan. There are no redemption charges. (See "Restrictions Under the Texas Optional Retirement Program" on page 29 for withdrawal restrictions applicable to Contracts issued under the Texas Optional Retirement Program.)


     A penalty tax may be payable under the Code upon the redemption of amounts from an Accumulation Account under a Contract and other significant withdrawal
restrictions may be imposed by the Code. (See "Federal Tax Status" on page   .


TRANSFERS

     A Participant may transfer all or a portion of his/her Accumulation Account in Diversified Investors Strategic Variable Funds among the Subaccounts. No transfer charges are imposed, and there is no limit to the number of transfers. While AUSA has no present intention to do so, it reserves the right to impose transfer charges at a later date. Transfers may be made in writing or by telephone by calling (914) 697-8000. (See "Transfers" on page 26). AUSA reserves the right to discontinue allowing telephone transfers.

PAYMENT OPTIONS

     Unless a Fixed Annuity is elected, a Participant will receive a lump sum payment at the end of the Accumulation Period. The Contracts may provide for several Fixed Annuity options: Life Annuity, Life Annuity With Period Certain, Specified Fixed Period Annuity, Contingent Annuity and Contingent Annuity With Period Certain. For NQDC, an installment payment option may also be available. (See "Payment Options" on page 29).

VOTING RIGHTS

     To the extent required by law, AUSA will vote the interests in Underlying Diversified Subaccounts held in Diversified Investors Strategic Variable Funds in accordance with the instructions received from Contractholders, IRA Contractholders and NQDC Contractholders; the Contractholders will instruct AUSA in accordance with the instructions received from Participants. (See "Voting Rights" on page 32).

DEATH BENEFIT

     If a Participant dies before the Annuity Purchase Date, the Accumulation Account value will be paid to his/her beneficiary in a lump sum. (See "Death Benefit" on page 28).

DISTRIBUTION OF THE CONTRACTS

     Diversified Investors Securities Corp. ("DISC") will be the principal underwriter and distributor of the Contracts which will be sold by registered representatives who are also licensed insurance agents of AUSA. The Contracts may also be sold through registered representatives of other broker-dealers authorized by DISC and applicable law who may be insurance agents licensed by an insurance company other than AUSA. (See "Distribution of the Contracts" on page
33).


                                      AUSA



     AUSA Life Insurance Company, Inc. is a stock life insurance company which was organized under the laws of the State of New York on October 3, 1947. AUSA is an indirect, wholly-owned subsidiary of AEGON USA, Inc. ("AEGON"), a financial services holding company whose primary emphasis is life insurance and annuity and investment products. AEGON is an indirect, wholly-owned subsidiary of AEGON nv, a Netherlands corporation which is a publicly traded international insurance group. AUSA's principal place of business is 4 Manhattanville Road, Purchase, N.Y. 10577; (914) 697-8000. Effective July 1, 1996, International Life Investors Insurance Company merged with AUSA. At that time, the statutory-basis assets, liabilities and surplus of such company were $688,233,328.64, $635,188,675.56 and $53,044,653.08, respectively.


                 DIVERSIFIED INVESTORS STRATEGIC VARIABLE FUNDS

     Diversified Investors Strategic Variable Funds was established by AUSA under New York Insurance Law on April 15, 1996 as a separate account. Diversified Investors Strategic Variable Funds will hold assets that are segregated from all of AUSA's other assets and at present are used only to support the Contracts. AUSA the legal holder of the assets in Diversified Investors Strategic Variable Funds and will at all times maintain assets in Diversified Investors Strategic Variable Funds with a total market value at least equal to the contract liabilities for Diversified Investors Strategic Variable Funds. The obligations under the Contracts are obligations of AUSA. Income, gains, and losses, whether or not realized, from assets allocated to Diversified Investors Strategic Variable Funds, are, in accordance with the Contracts, credited to or charged against Diversified Investors Strategic Variable Funds without regard to other income, gains, or losses of AUSA. The assets in Diversified Investors Strategic Variable Funds may not be charged with liabilities which arise from any other business AUSA conducts. Diversified Investors Strategic Variable Funds assets may include accumulation of the charges AUSA makes against a Contract participating in Diversified Investors Strategic

Variable Funds. From time to time, any such additional assets may be transferred in cash to AUSA's general account.

     Diversified Investors Strategic Variable Funds is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended, ("1940 Act") as a management investment company, which is a type of investment company. This does not involve any supervision by the SEC of the management or investment policies or practices of Diversified Investors Strategic Variable Funds. For state law purposes, Diversified Investors Strategic Variable Funds is treated as a part or division of AUSA.

INVESTMENT OBJECTIVES OF THE SUBACCOUNTS

     As a fundamental policy, each Subaccount offers a professionally managed asset allocation investment program by acquiring units of Underlying Diversified Subaccounts. Consistent with its investment objective described below, each Subaccount will allocate its assets among the Underlying Diversified Subaccounts according to Diversified's outlook for the economy, financial markets and relative market valuation of the Underlying Diversified Subaccounts. Each Subaccount allocates its assets among Underlying Diversified Subaccounts. Each Subaccount's share price will fluctuate with changing market conditions and the value of the Underlying Diversified Subaccounts in which it invests. Purchase Payments should not be allocated to the Subaccounts for short-term financial needs nor used to play short-term swings in the stock or bond markets. The Subaccounts cannot guarantee that they will achieve their objectives.


     Each Underlying Diversified Subaccount is a subaccount of Diversified Investors Variable Funds, a separate account of AUSA which is registered with the SEC under the 1940 Act as a unit investment trust, which is a type of investment company. Each Underlying Diversified Subaccount seeks to achieve its investment objective by investing all of its assets in a corresponding series of Diversified Investors Portfolios (the "Underlying Diversified Portfolios"), an open-end diversified management investment company with separate series which have the same investment objectives as the Underlying Diversified Subaccounts. See "Core/Feeder Structure" below. Diversified is the investment adviser for each series of the Underlying Diversified Portfolios and appoints one or more subadvisers to provide day-to-day investment management services. The twelve Underlying Diversified Subaccounts in which the Subaccounts may invest, their general investment characteristics and their subadvisers are as follows:



          UNDERLYING                INVESTMENT
    DIVERSIFIED SUBACCOUNT        CHARACTERISTIC                 SUBADVISER
------------------------------  -------------------  -----------------------------------
Money Market                    Stability            Capital Management Group
High Quality Bond               Income               Merganser Capital Management
                                                     Corporation
Intermediate Government Bond    Income               Capital Management Group
Government/Corporate Bond       Income               Capital Management Group
High-Yield Bond                 Aggressive Income    Delaware Investment Advisors
Equity Income                   Growth & Income      Asset Management Group
Equity Value                    Growth & Income      Ark Asset Management, Inc.
Growth & Income                 Growth & Income      The Putnam Advisory Company, Inc.
Equity Growth                   Growth               Chancellor LGT Asset Management,
                                                     Inc.
Special Equity                  Growth               Liberty Investment Management,
                                                     Inc., Ark Asset Management Co.,
                                                     Inc., Pilgrim Baxter & Associates,
                                                     Westport Asset Management, Inc.
Aggressive Equity               Growth               McKinley Capital Management, Inc.
International Equity            Growth               Capital Guardian Trust Company


The High Quality Bond Subaccount, Intermediate Government Bond Subaccount, Government/Corporate Bond Subaccount and the High-Yield Bond Subaccount are herein collectively referred to as the "Fixed Income Underlying Subaccounts" and the Equity Income Subaccount, Equity Value Subaccount, Growth &

Income Subaccount, Equity Growth Subaccount, Special Equity Subaccount, Aggressive Equity Subaccount and International Equity Subaccount are herein collectively referred to as the "Equity Underlying Subaccounts".

     CONSERVATIVE STRATEGIC VARIABLE FUND. The investment objective of the Conservative Strategic Variable Fund is a high level of income and preservation of capital. Under normal circumstances, at least 65% of the assets of the Conservative Strategic Variable Fund will be invested in a combination of Fixed-Income Underlying Subaccounts and the Money Market Subaccount. The Conservative Strategic Allocation Fund may also invest in the Equity Income Subaccount, Equity Value Subaccount or the Growth & Income Subaccount; it will not invest in the other Equity Underlying Subaccounts. Under normal circumstances, approximately 10% of the Conservative Strategic Variable Fund's assets will be invested in the Money Market Subaccount. Diversified may increase the allocation to the Money Market Subaccount in order to reduce volatility or to provide a reserve for future allocations to other Underlying Diversified Subaccounts. During periods of abnormal market or economic conditions, Diversified may allocate assets to the Money Market Subaccount as a temporary defensive measure.

     For the Conservative Strategic Variable Fund, Diversified has established the following general ranges for the allocation of assets among the three classes of Underlying Diversified Subaccounts: Fixed Income Underlying Subaccounts -- 50% - 100%; Equity Underlying Subaccounts -- 0% - 20%; and Money Market Subaccount -- 0% - 50%. In addition, Diversified has established the following target ranges for allocation of assets to specific Underlying Diversified Subaccounts:

            Money Market Subaccount --..............................   0% - 50%
            High Quality Bond Subaccount --.........................  10% - 40%
            Intermediate Government Bond Subaccount --..............  10% - 40%
            Government/Corporate Bond Subaccount --.................  10% - 50%
            High-Yield Bond Subaccount --...........................   0% - 30%
            Equity Income Subaccount --.............................   0% - 10%
            Equity Value Subaccount --..............................   0% - 10%
            Growth & Income Subaccount --...........................   0% - 10%

     These general ranges reflect Diversified's present strategy for the allocation of assets during normal market conditions to achieve the investment objective of the Conservative Strategic Variable Fund and may be changed at any time without the approval of unitholders.

     MODERATE STRATEGIC VARIABLE FUND. The investment objective of the Moderate Strategic Variable Fund is a high total investment return. The Moderate Strategic Variable Fund will seek to achieve this objective by investing substantially all of its assets in a managed mix of Equity Underlying Subaccounts, Fixed-Income Underlying Subaccounts and the Money Market Subaccount. Diversified will determine the proportions of each type of investment to achieve an asset mix it believes appropriate for an investor who desires diversification of investment. The Moderate Strategic Variable Fund will vary the proportion of each Underlying Diversified Subaccount purchased according to Diversified's interpretations of changes in economic conditions and the sensitivity of each type of investment to those changes. Diversified will shift emphasis among Equity Underlying Subaccounts, Fixed-Income Underlying Subaccounts and the Money Market Subaccount to maximize participation in positive markets and preservation of capital in negative markets and otherwise in response to market conditions. In addition, Diversified may allocate assets to the Money Market Subaccount in order to reduce volatility or to provide a reserve for future allocations to other Underlying Diversified Subaccounts. During periods of abnormal market or economic conditions, Diversified may allocate assets to the Money Market Subaccount as a temporary defensive measure.

     For the Moderate Strategic Variable Fund, Diversified has established the following general ranges for the allocation of assets among the three classes of Underlying Diversified Subaccounts: Fixed Income Underlying Subaccounts -- 25% - 75%; Equity Underlying Subaccounts -- 25% - 75%; and Money Market
Subaccount -- 0% -- 25%. In addition, Diversified has established the following target ranges for allocation of assets to specific Underlying Diversified
Subaccounts:

            Money Market Subaccount...................................  0% - 25%
            High Quality Bond Subaccount..............................  5% - 30%
            Intermediate Government Bond Subaccount...................  5% - 30%
            Government/Corporate Bond Subaccount......................  5% - 40%
            High-Yield Bond Subaccount................................  0% - 20%
            Equity Income Subaccount..................................  0% - 20%
            Equity Value Subaccount...................................  0% - 20%
            Growth & Income Subaccount................................  0% - 20%
            Equity Growth Subaccount..................................  0% - 10%
            Special Equity Subaccount.................................  0% - 10%
            Aggressive Equity Subaccount..............................  0% - 10%
            International Equity Subaccount...........................  0% - 10%

     These general ranges reflect Diversified's present strategy for the allocation of assets during normal market conditions to achieve the investment objective of the Moderate Strategic Variable Fund and may be changed at any time without the approval of unitholders.

     AGGRESSIVE STRATEGIC VARIABLE FUND. The investment objective of the Aggressive Strategic Variable Fund is long-term growth of capital and growth of income. Under normal circumstances, at least 65% of the assets of the Aggressive Strategic Variable Fund will be invested in Equity Underlying Subaccounts. The Aggressive Strategic Variable Fund may also invest in any of the Fixed-Income Underlying Subaccounts. Diversified may also allocate assets to the Money Market Subaccount in order to reduce volatility or to provide a reserve for future allocations to Underlying Diversified Subaccounts. During periods of abnormal market or economic conditions, Diversified may allocate assets to the Money Market Subaccount as a temporary defensive measure.

     For the Aggressive Strategic Variable Fund, Diversified has established the following general ranges for the allocation of assets among the three classes of Underlying Diversified Subaccounts: Fixed Income Underlying Subaccounts -- 0% - 50%; Equity Underlying Subaccounts -- 50% - 100%; and Money Market

Subaccounts -- 0% - 20%. In addition, Diversified has established the following target ranges for allocation of assets to specific Underlying Diversified
Subaccounts:

            Money Market Subaccount...................................  0% - 20%
            High Quality Bond Subaccount..............................  0% - 30%
            Intermediate Government Bond Subaccount...................  0% - 20%
            Government/Corporate Bond Subaccount......................  0% - 10%
            High-Yield Bond Subaccount................................  0% - 10%
            Equity Income Subaccount..................................  5% - 30%
            Equity Value Subaccount...................................  5% - 30%
            Growth & Income Subaccount................................  5% - 30%
            Equity Growth Subaccount..................................  5% - 20%
            Special Equity Subaccount.................................  0% - 15%
            Aggressive Equity Subaccount..............................  0% - 15%
            International Equity Subaccount...........................  5% - 20%

     These general ranges reflect Diversified's present strategy for the allocation of assets during normal market conditions to achieve the investment objective of the Aggressive Strategic Variable Fund and may be changed at any time without the approval of unitholders.

DESCRIPTION OF THE UNDERLYING DIVERSIFIED SUBACCOUNTS/PORTFOLIOS


     The following is a brief description of the investment objective and principal investment practices of the Underlying Diversified Subaccounts/Portfolios. Additional investment practices are described in the Special Risks and Considerations section on page 17, the Statement of Additional Information and the prospectus for the Underlying Diversified Subaccounts. As noted above, the Underlying Diversified Subaccounts seek to achieve their investment objectives by investing all of their investable assets in Underlying Diversified Portfolios with investment objectives that correspond with their own. See "Core/Feeder Structure" below. Because each Underlying Diversified Subaccount seeks its objective by investing in a corresponding Underlying Diversified Portfolio, the investment policies of the Underlying Diversified Portfolios are described below. Since each Underlying Diversified Subaccount has a different investment objective, each can be expected to have different investment results and to be subject to different market and financial risks.


     Diversified has contracted with one or more Subadvisers for each Underlying Diversified Portfolio for certain investment advisory services. Diversified and the Subadviser or Subadvisers for a particular Underlying Diversified Portfolio are referred to herein collectively as the "Advisers".

     The investment objective of an Underlying Diversified Subaccount or an Underlying Diversified Portfolio may be changed without the vote of the holders of the outstanding voting securities of such Underlying Diversified Subaccount or Underlying Diversified Portfolio. Unitholders of an Underlying Diversified Subaccount will receive 30 days' prior written notice of any change in the investment objective of that Underlying Diversified Subaccount or its corresponding Underlying Diversified Portfolio. There can be no assurance that any investment objective of any Underlying Diversified Subaccount or Underlying Diversified Portfolio will be met.

UNDERLYING DIVERSIFIED SUBACCOUNTS AVAILABLE TO ALL SUBACCOUNTS

     MONEY MARKET SUBACCOUNT/PORTFOLIO. The investment objective of the Money Market Portfolio is to provide liquidity and as high a level of current income as is consistent with the preservation of capital. The Money Market Portfolio invests in high quality short-term money market instruments. Securities in which the Money Market Portfolio invests may not earn as high a level of current income as long-term or lower quality securities, which generally have less liquidity, greater market risk and more fluctuation in market value. To achieve its investment objective, the Money Market Portfolio invests in U.S. dollar-denominated short-term money market obligations, including securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term obligations issued by domestic banks and foreign banks, and high quality commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest. In addition, the Money Market Portfolio may lend its portfolio securities, enter into repurchase agreements and reverse repurchase agreements, and invest in securities issued by foreign banks and corporations outside the United States. The Money Market Portfolio reserves the right to concentrate 25% or more of its total assets in obligations of domestic banks.

     In accordance with Rule 2a-7 under the 1940 Act, the Money Market Portfolio will maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase only instruments having remaining maturities of 397 days or less and invest only in U.S. dollar-denominated securities determined in accordance with procedures established by the Board of Trustees (the "Board of Trustees") to present minimal credit risks and which are rated in one of the two highest rating categories for debt obligations by at least two nationally recognized statistical rating organizations (an "NRSRO") (or one NRSRO if the instrument was rated by only one such organization) or, if unrated, are of comparable quality as determined in accordance with procedures established by the Board of Trustees (collectively, "Eligible Securities"). Eligible Securities include "First Tier Securities" and "Second Tier Securities". First Tier Securities include those that possess a rating in the highest category in the case of a single-rated security or at least two ratings in the highest rating category in the case of multiple-rated securities or, if the securities do not possess a rating, are determined to be of comparable quality by the Advisers pursuant to the guidelines adopted by the Board of Trustees. All other Eligible Securities are Second Tier Securities. The Money Market Portfolio will invest at least 95% of its total assets in First Tier Securities.

     HIGH QUALITY BOND SUBACCOUNT/PORTFOLIO. The investment objective of the High Quality Bond Portfolio is to provide as high a level of current income as is consistent with the preservation of capital. The yield of the High Quality Bond Portfolio normally is expected to be higher than a money market fund but lower than a longer-term or lower quality bond fund. Unlike a money market fund, the High Quality Bond Fund does not seek to maintain a stable net asset value and may not be able to return dollar-for-dollar the money invested. The High Quality Bond Portfolio pursues its investment objective by investing at least 65% of its assets under normal circumstances in high quality debt securities with short and intermediate maturities (including repurchase agreements and reverse repurchase agreements). The Advisers attempt to maintain the Portfolio's "duration" between one and four years, which means that the Portfolio's overall sensitivity to interest rates should be slightly more than that of bonds and notes with remaining average maturities from one to four years. The Portfolio's dollar-weighted average maturity (or dollar-weighted average life in the case of asset-backed and mortgage-backed securities) may be longer than four years from time to time, but will not exceed five years under normal conditions. The Portfolio may hold individual securities with remaining maturities of up to thirty years. The Portfolio seeks consistency of return with minimal exposure to negative total returns on an annual basis. The Advisers' strategy is to position the Portfolio in those high quality sectors of the fixed income market that offer the most attractive yields on a risk-adjusted basis. The duration of the Portfolio will be a function of the security and sector selection process and market conditions in general. Since the value of fixed income securities generally fluctuates inversely with changes in interest rates, the value of securities held by the Portfolio will tend to decline during periods of rising interest rates.

     INTERMEDIATE GOVERNMENT BOND SUBACCOUNT/PORTFOLIO. The investment objective of the Intermediate Government Bond Portfolio is to provide as high a level of current income as is consistent with the preservation of capital. The yield of the Intermediate Government Bond Portfolio normally is expected to be higher than a money market fund but lower than a longer-term or lower quality bond fund. The Intermediate Government Bond Portfolio pursues its investment objective by investing in high quality U.S. Government obligations and high quality short-term obligations (including repurchase agreements and reverse repurchase agreements). The Intermediate Government Bond Portfolio normally will invest at least 65% of its assets in U.S. Government obligations. The Advisers attempt to maintain the Intermediate Government Bond Portfolio's "duration" between one and five years, which means that the Intermediate Government Bond Portfolio's overall sensitivity to interest rates should be similar to that of bonds and notes with remaining average maturities from one to five years. The Intermediate Government Bond Portfolio's dollar-weighted average maturity (or dollar-weighted average life in the case of mortgage-backed securities) may be longer than five years from time to time, but will not exceed ten years or be less than three years under normal conditions. The Intermediate Government Bond Portfolio may hold individual securities with remaining maturities of up to thirty years.

     GOVERNMENT/CORPORATE BOND SUBACCOUNT/PORTFOLIO. The investment objective of the Government/Corporate Bond Portfolio is to achieve the maximum total return. The Government/Corporate Bond Portfolio's yield normally is expected to be higher than a money market fund but lower than a longer-term or lower quality bond fund. The Government/Corporate Bond Portfolio pursues its investment objective by investing in investment grade debt securities, U.S. Government obligations, including U.S. Government agency and instrumentality obligations and collateralized mortgage obligations guaranteed by these agencies and instrumentalities, and high quality short-term obligations (including repurchase agreements and reverse repurchase agreements). Under normal circumstances, at least 65% of the Portfolio's assets is invested in U.S. Government securities, corporate bonds and short-term instruments. The Advisers attempt to maintain the Government/Corporate Bond Portfolio's "duration" between three and ten years, which means that the Portfolio's overall sensitivity to interest rates should be slightly more than that of bonds and notes with remaining average maturities from three to fifteen years. The Government/Corporate Bond Portfolio's dollar-weighted average maturity (or dollar-weighted average life in the case of mortgage-backed securities) may be longer than fifteen years from time to time, but will not exceed thirty years under normal conditions. The Government/Corporate Bond Portfolio may hold individual securities with remaining maturities of up to thirty years.

     HIGH-YIELD BOND SUBACCOUNT/PORTFOLIO. The investment objective of the High-Yield Bond Portfolio is to seek a high level of current income. The High-Yield Bond Portfolio pursues its investment objective by investing in a diversified portfolio consisting primarily of high-yielding, fixed-income and zero coupon securities, such as bonds, debentures and notes, convertible securities and preferred stocks. The Portfolio may invest all or a substantial portion of its assets in lower-rated debt securities, commonly referred to as "junk bonds". Such investments may include foreign securities and obligations issued or guaranteed by the U.S. Government, any of its states or territories, any foreign government or any of their respective subdivisions, agencies or instrumentalities. The High-Yield Bond Portfolio normally will invest at least 65% of its assets in high-yielding, income producing debt securities and preferred stocks, including convertible and zero coupon securities. Zero coupon securities are debt securities that pay no cash income but are sold at substantial discounts from their face value. Certain zero coupon securities also are sold at substantial discounts but provide for the commencement of regular interest payments at a deferred date. The Portfolio may invest up to 35% of its assets in equity securities, including common stocks, warrants and rights.

     Lower-rated debt securities usually are defined as securities rated Ba or lower by Moody's Investors Service, Inc. or BB or lower by Standard & Poors Ratings Group. Lower-rated debt securities are considered speculative and involve greater risk of default or price changes due to changes in the issuer's creditworthiness than higher-rated securities and are more sensitive to changes in the issuer's capacity to pay. Investing in lower-rated debt securities is an aggressive approach to income investing. The 1980s saw a dramatic increase in the use of lower-rated debt securities to finance highly leveraged corporate acquisitions and restructurings. Past experience may not provide an accurate indication of future performance of lower-rated debt securities, especially during periods of economic recession. In fact, from 1989 to 1991, the percentage of lower-rated debt securities that defaulted rose significantly above prior levels. Lower-rated debt securities may be thinly traded, which can adversely affect the prices at which they can be sold and can result in high transaction costs. If market quotations are not available, these lower-rated debt securities will be valued in accordance with standards set by the Board of Trustees, including the use of outside pricing services. Judgment plays a greater role in valuing lower-rated debt securities than securities for which more extensive quotations and last-sale information are available. Adverse publicity and changing investor perceptions may affect the ability of outside pricing services used by the Portfolio to value its portfolio securities, and the Portfolio's ability to dispose of the lower-rated bonds. The market prices of lower-rated debt securities may decline significantly in periods of general economic difficulty, which may follow periods of rising interest rates. During an economic downturn or a prolonged period of rising interest rates, the ability of issuers of lower-rated debt to service their payment obligations, meet projected goals, or obtain additional financing may be impaired. The Portfolio may choose, at its own expense or in conjunction with others, to pursue litigation or otherwise exercise its rights as a security holder to seek to protect the interests of security holders if it determines this to be in the interest of Portfolio investors.

     The considerations discussed above for lower-rated debt securities also are applicable to lower quality unrated debt instruments of all types, including loans and other direct indebtedness of businesses with poor credit standing. Unrated debt instruments are not necessarily of lower quality than rated securities but they may not be attractive to as many buyers.

     EQUITY INCOME SUBACCOUNT/PORTFOLIO. The investment objective of the Equity Income Portfolio is to provide a high level of current income through investment in a diversified portfolio of common stocks with relatively high current yields; capital appreciation is a secondary objective. The Equity Income Portfolio seeks to achieve its investment objective by investing primarily in a diversified portfolio of stocks of companies which, in the opinion of the Advisers, are fundamentally sound financially and which pay relatively high dividends on a consistent basis. The Advisers attempt to manage the Portfolio so that it will outperform other equity income funds in negative markets. As a result of this objective, the Portfolio may underperform relative to other equity income funds in positive markets. The Portfolio invests primarily in common stocks and preferred stocks listed on the New York Stock Exchange and on other national securities exchanges and, to a lesser extent, in stocks that are traded over-the-counter. The Portfolio also invests in bonds and short-term obligations as well as securities convertible into common stocks, preferred stocks, debt securities and short-term obligations. The Portfolio allocates its investments among different industries and companies, and changes its portfolio securities for investment considerations and not for trading purposes.

     EQUITY VALUE SUBACCOUNT/PORTFOLIO. The investment objective of the Equity Value Portfolio is to provide a high total investment return through investment in a diversified portfolio of common stocks. The Equity Value Portfolio seeks to achieve its investment objective by investing primarily in a diversified portfolio of stocks of companies which, in the opinion of the Advisers, are trading at low valuations relative to market and/or historical levels. These stocks tend to have relatively low price/earnings ratios and/or relatively low price/book value ratios. Low price/earnings ratios or price/book value ratios means that the stock is less expensive than average relative to the company's earnings or book value, respectively. The Portfolio invests primarily in common stocks listed on the New York Stock Exchange and on other national securities exchanges and, to a lesser extent, in stocks that are traded over-the-counter. The Portfolio may also invest in bonds and short-term obligations as well as securities convertible into common stocks, preferred stocks, debt securities and short-term obligations. The Portfolio allocates its investments among different industries and companies, and changes its portfolio securities for investment considerations and not for trading purposes.

     GROWTH & INCOME SUBACCOUNT/PORTFOLIO. The investment objective of the Growth & Income Portfolio is to provide current income and capital appreciation. The Growth & Income Portfolio seeks to achieve its investment objective by investing primarily in a diversified portfolio of securities selected for their potential to generate current income or long-term capital appreciation. In general, the objective of the Portfolio is to achieve greater potential for capital appreciation than an income fund and less price volatility than a growth fund. The Growth & Income Portfolio invests primarily in common stocks and preferred stocks listed on the New York Stock Exchange and on other national securities exchanges and, to a lesser extent, in stocks that are traded over-the-counter. The Portfolio also invests in bonds and short-term obligations as well as securities convertible into common stocks, preferred stocks, debt securities and short-term obligations. The Portfolio allocates its investments among different industries and companies and changes its portfolio securities for investment considerations and not for trading purposes. In general, the Portfolio seeks to invest in growing, financially stable and undervalued companies.

UNDERLYING DIVERSIFIED SUBACCOUNTS ALSO AVAILABLE TO THE MODERATE AND AGGRESSIVE FUNDS

     EQUITY GROWTH SUBACCOUNT/PORTFOLIO. The investment objective of the Equity Growth Portfolio is to provide a high level of capital appreciation through investment in a diversified portfolio of common stocks with potential for above average growth in earnings and dividends; current income is a secondary objective. The Equity Growth Portfolio seeks to achieve its investment objective by investing primarily in a diversified portfolio of common stocks, but may also invest in other types of securities such as preferred stocks, convertible and non-convertible bonds, warrants and foreign securities including American Depository Receipts ("ADRs"). Under normal circumstances, at least 65% of the assets of the Portfolio are invested in equity securities. The Equity Growth Portfolio invests primarily in stocks of companies that have a market value of all their issued and outstanding common stock of $10 to $15 billion and preferred stocks listed on the New York Stock Exchange and on other national securities exchanges and, to a lesser extent, in stocks that are traded over-the-counter. The Portfolio also invests in bonds and short-term obligations as well as securities convertible into common stocks, preferred stocks, debt securities and short-term obligations. The Portfolio allocates its investments among different industries and companies, and changes its portfolio securities for investment considerations and not for trading purposes.

     SPECIAL EQUITY SUBACCOUNT/PORTFOLIO. The investment objective of the Special Equity Portfolio is to provide a high level of capital appreciation through investment in a diversified portfolio of common stocks of small to medium sized companies. The Special Equity Portfolio is designed for investors in search of substantial long-term growth who can accept above-average stock market risk and little or no current income. The Special Equity Portfolio seeks to achieve its investment objective by investing primarily in a diversified portfolio of stocks of small to medium sized companies which, in the opinion of the Advisers, will present an opportunity for significant increases in earnings and/or value, without consideration for current income. The Portfolio's primary equity investments will be common stocks of small and medium sized U.S. companies with market capitalizations of less than $2 billion. Multiple managers are used to control the volatility often associated with investments in small to medium size companies and to maximize opportunities in positive markets. The Portfolio may also invest in bonds and short-term obligations as well as securities convertible into common stocks, preferred stocks, debt securities and short-term obligations. The Special Equity Portfolio allocates its investments among different industries and companies, and changes its portfolio securities for investment considerations and not for trading purposes.

     AGGRESSIVE EQUITY SUBACCOUNT/PORTFOLIO. The investment objective of the Aggressive Equity Portfolio is to provide a high level of capital appreciation through investment in a diversified portfolio of common stocks of small to medium size companies. The Aggressive Equity Portfolio is designed for investors in search of substantial long-term growth who can accept above-average stock market risk and little or no current income. The Aggressive Equity Portfolio seeks to achieve its investment objective by investing primarily in a diversified portfolio of stocks of small to medium size companies which, in the opinion of the Advisers, will present an opportunity for significant increases in earnings, revenue and/or value, without consideration for current income. The Portfolio's primary equity investment are common stocks of small and medium sized U.S. companies with market capitalizations between $750 million and $2.5 billion. The Portfolio may also invest in bonds and short-term obligations as well as securities convertible into common stocks, preferred stocks, debt securities and short-term obligations. The Aggressive Equity Portfolio allocates its investments among different industries and companies, and changes its portfolio securities for investment considerations and not for trading purposes.

     INTERNATIONAL EQUITY SUBACCOUNT/PORTFOLIO. The investment objective of the International Equity Portfolio is to provide a high level of long-term capital appreciation through investment in a diversified portfolio of securities of foreign issuers. The International Equity Portfolio seeks to achieve its investment objective by investing primarily in foreign securities. Foreign securities are defined as securities of issuers, wherever organized, which trade solely on a foreign exchange or over-the-counter market, or, of issuers which, in the judgment of the Advisers, have their principal activities outside of the United States. In determining whether an issuer's principal activities and interests are outside the United States, the Advisers will look at such factors as the location of the issuer's facilities, personnel, sales and earnings. Under normal circumstances, at least 65% of the assets of the Portfolio are invested in foreign equity securities. The Advisers will purchase securities of companies in a minimum of 3 countries outside the United States.

     The International Equity Portfolio may invest up to 10% of its assets in securities of issuers in the world's emerging markets. Countries with emerging markets include those that have an emerging stock market as defined by the International Finance Corporation, those with low-to middle-income economies according to the World Bank, and those listed in World Bank publications as developing. While the Advisers believe that these investments present the possibility for significant growth over the long-term, they also entail significant risks. Many investments in emerging markets can be considered speculative, and their prices can be much more volatile than those in the more developed nations of the world. This difference reflects the greater uncertainties of investing in less established markets and economies.

SPECIAL RISKS AND CONSIDERATIONS

     Prospective investors should consider the following special risks and considerations:

-- The investments of each Subaccount are concentrated in the Underlying
   Diversified Subaccounts, so each Fund's investment performance is directly related to the investment performance of these Underlying Diversified Subaccounts.

-- As a matter of fundamental policy, the Subaccounts must allocate their investments among the Underlying Diversified Subaccounts. As a result, they do not have the same flexibility to invest as a subaccount without such constraints.

-- The members of the Managing Board presently serve as trustees of the Underlying Diversified Portfolios. Therefore, conflicts may arise as these persons fulfill their fiduciary responsibilities to the Subaccounts and the Underlying Diversified Portfolios.

-- Each Subaccount may invest in Equity Underlying Subaccounts. The Equity
   Underlying Subaccounts seek to reduce risk of loss of principal due to changes in the value of individual stocks by investing in a diversified portfolio of common stocks and through the use of options on stocks. Such investment techniques do not, however, eliminate all risks. Smaller capitalization companies may experience higher growth rates and higher failure rates than do larger capitalization companies due to the risk related to markets, market share, product performance and financial resources. The limited volume and frequency of trading of small capitalization companies may subject their stocks to greater price deviation than stocks of larger companies.

-- Each Subaccount may invest a portion of its assets in the High-Yield Bond
   Underlying Diversified Subaccount. As a result each Subaccount will be subject to some of the risks resulting from high yield investing.

-- Each of the Subaccounts may invest a portion of its assets in Underlying
   Diversified Subaccounts which invest in medium grade bonds. If these bonds are downgraded, the Subaccounts will consider whether to increase or decrease their investment in the affected Underlying Diversified Subaccounts.

-- The Moderate and Aggressive Strategic Variable Funds may invest in the
   International Equity Underlying Diversified Subaccount, which invests primarily in foreign equity securities. These investments will subject the Subaccounts to risks associated with investing in foreign securities.

Investment Policies of the Underlying Diversified Subaccounts/Portfolios

     In pursuing its investment objective, each of the Underlying Diversified Portfolios is permitted to engage in a wide range of investment policies. Certain of these policies are described below and further information about the Underlying Diversified Subaccounts/Portfolios is contained in the Statement of Additional Information as well as the prospectus for such funds. Because each Subaccount invests in the Underlying Diversified Subaccounts, investors in each Subaccount will be affected by these investment policies in direct proportion to the amount of assets each Subaccount allocates to the Underlying Diversified Subaccounts/
Portfolios pursuing such policies.

     OPTIONS AND FUTURES CONTRACTS. Each Underlying Diversified Portfolio may enter into transactions in futures contracts, options on futures contracts, options on securities indexes and options on securities, for the purpose of hedging each Underlying Diversified Portfolio's securities, which would have the effect of reducing the volatility of its net asset value. In general, each such transaction involves the establishment of a position which is expected to move in a direction opposite to that of the security or securities being hedged. Options and futures contracts can be highly volatile and a Portfolio's attempt to hedge may not be successful.

     SHORT-TERM INSTRUMENTS. Each Underlying Diversified Portfolio may invest in cash, commercial paper, short-term obligations, repurchase agreements or other forms of debt securities (including, without limitation, a short-term investment fund investing in any of such securities).

     REPURCHASE AGREEMENTS AND REVERSE REPURCHASE AGREEMENTS. Each Underlying Diversified Portfolio may enter into repurchase agreements. A repurchase agreement arises when a buyer purchases securities from a seller, which is usually a member bank of the Federal Reserve System or a member firm of the New York Stock Exchange (or a subsidiary thereof), with the agreement that the seller will repurchase the securities at a higher price at a later date. In the event of a bankruptcy or default of certain sellers of repurchase agreements, the Portfolio could experience costs and delays in liquidating the underlying security, which is held as collateral, and the Portfolio might incur a loss if the value of the collateral held declines during this period.

     Each Underlying Diversified Portfolio may borrow funds for temporary or emergency purposes, such as meeting larger than anticipated redemption requests, and not for leverage. One means of borrowing is by agreeing to sell portfolio securities to financial institutions such as banks and broker-dealers and to repurchase them at a mutually agreed date and price (a "reverse repurchase agreement"). At the time a Portfolio enters into a reverse repurchase agreement it will place in a segregated custodial account cash, U.S. Government securities or high-grade debt obligations having a value equal to the repurchase price, including accrued interest. Reverse repurchase agreements involve the risk that the market value of the securities sold may decline below the repurchase price of those securities.

     FOREIGN SECURITIES. Certain Underlying Diversified Portfolios invest all or a portion of their assets in securities of foreign issuers, including investments in sponsored American Depository Receipts ("ADRs"). ADRs are receipts typically issued by an American bank or trust company evidencing ownership of the underlying foreign securities. Investments in foreign equity and debt securities involve increased or additional risks from those encountered when investing in securities of domestic issuers. Risks and opportunities must be evaluated when investing in particular foreign securities. Such risks include
(1) currency fluctuations; (2) restrictions on, and costs associated with, the exchange of currencies; (3) the difficulty in obtaining or enforcing a court judgment abroad; (4) reduced levels of publicly available information concerning issuers; (5) restrictions on foreign investment in other jurisdictions; (6) reduced levels of governmental regulation of foreign securities markets; (7) difficulties in effecting the repatriation of capital invested abroad; (8) difficulties in transaction settlements and the effect of this delay on shareholder equity; (9) foreign withholding taxes; (10) political, economic, and similar risks, including expropriation and nationalization; (11) different accounting, auditing, and financial standards; (12) price volatility; and (13) the diverse structure and liquidity of the securities markets of various countries and regions.

     LENDING OF PORTFOLIO SECURITIES. The Underlying Diversified Portfolios may lend their portfolio securities to brokers, dealers and other financial organizations. By lending its securities, a Portfolio can increase its income by continuing to receive interest on the loaned securities as well as by either investing the cash collateral in short-term securities or obtaining yield in the form of interest paid when U.S. Government obligations are used as collateral. There may be risks of delay in receiving additional collateral or risks of delay in recovery of the securities or even loss of rights in the collateral should the borrower of the securities fail financially. A Portfolio will adhere to the following conditions whenever its securities are loaned: (i) the Portfolio must receive at least 100% cash collateral or equivalent securities from the borrower; (ii) the borrower must increase this collateral whenever the market value of the loaned securities including accrued interest exceeds the level of the collateral; (iii) the Portfolio must be able to terminate the loan at any time; (iv) the Portfolio must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (v) the Portfolio may pay only reasonable custodian fees in connection with the loan; and (vi) voting rights on the loaned securities may pass to the borrower. However, if a material event adversely affecting the loaned securities were to occur, the Portfolio would terminate the loan and regain the right to vote the securities.

     GENERAL. As "diversified" funds, no more than 5% of the assets of any Underlying Diversified Portfolio may be invested in the securities of one issuer (other than U.S. Government securities), except that up to 25% of each Portfolio's assets may be invested without regard to this limitation. No Underlying Diversified

Portfolio will invest more than 25% of its assets in the securities of issuers in any one industry. These are fundamental investment policies which may not be changed without investor approval. As a non-fundamental operating policy, no more than 15% (10% in the case of the Money Market Portfolio) of the net assets of any Underlying Diversified Portfolio may be invested in (i) securities the resale of which are subject to legal or contractual restrictions is restricted under federal securities laws and (ii) illiquid or not readily marketable securities (including repurchase agreements maturing in more than seven days).


Core/Feeder Structure



     The Underlying Diversified Subaccounts invest in the Underlying Diversified Portfolios through a two-tier, core/feeder fund structure. Unlike other investment companies which directly acquire and manage their own portfolio of securities, each of the Underlying Diversified Subaccounts is an investment company which seeks to achieve its investment objective by investing all of its investable assets in its corresponding Underlying Diversified Portfolio, a separate registered investment company with the same investment objective as its corresponding Underlying Diversified Subaccount. The investment objective of an Underlying Diversified Portfolio may be changed only with the approval of the holders of the outstanding interests in such Underlying Diversified Portfolio.


     In addition to selling beneficial interests to the Underlying Diversified Subaccounts, the Underlying Diversified Portfolios may sell beneficial interests to other mutual funds, insurance company separate accounts, collective investment vehicles or institutional investors. Such investors will invest in the Underlying Diversified Portfolios on the same terms and conditions as the Underlying Diversified Subaccounts and will pay a proportionate share of the Underlying Diversified Portfolios' expenses. However, the other investors are not required to sell their shares at the same public offering price as the Underlying Diversified Subaccounts due to variations in sales commissions and other operating expenses. Therefore, all investors should be aware that these differences may result in differences in returns experienced by investors in the different entities that invest in each Underlying Diversified Portfolio. Information concerning other holders of interests in the Underlying Diversified Portfolios is available from Diversified at (914) 697-8000.


     AUSA may withdraw the investment of any Underlying Diversified Subaccount from its corresponding Underlying Diversified Portfolio at any time if the Board of Directors of AUSA determines that it is in the best interests of the Underlying Diversified Subaccount to do so. Upon any such withdrawal, the Board would consider what action might be taken, including the investment of all the assets of the Underlying Diversified Subaccount in another pooled investment entity having the same investment objective and restrictions as the Underlying Diversified Portfolio or the retaining of an investment adviser to manage the Underlying Diversified Subaccount's assets in accordance with the investment policies described below with respect to its corresponding Underlying Diversified Portfolio.



     Smaller entities investing in an Underlying Diversified Portfolio may be materially affected by the actions of larger entities investing in that Portfolio. For example, if a large fund withdraws from an Underlying Diversified Portfolio, the remaining investors may experience higher pro rata operating expenses, thereby producing lower returns. Additionally, the affected Portfolio may become less diverse, resulting in increased portfolio risk. (However, this possibility also exists for any type of collective investment vehicle which has institutional or other large investors.) Also, investors with a greater pro rata ownership in an Underlying Diversified Portfolio could have effective voting control of the operations of that Portfolio.


     Certain changes in the investment objectives, policies or restrictions of an Underlying Diversified Portfolio may require that the Underlying Diversified Subaccounts withdraw its interest in that Portfolio. Any such withdrawal could result in a distribution "in kind" of portfolio securities (as opposed to a cash distribution from the series). If securities are distributed, an Underlying Diversified Subaccounts could incur brokerage or other charges in converting the securities to cash. In addition, the distribution in kind may result in a less diversified portfolio of investments or adversely affect the liquidity of an Underlying Diversified Subaccount. Notwithstanding the above, there are other means for meeting shareholders' redemption requests such as temporary borrowings.

Management

     Subject to such policies as the Board of Directors of AUSA may determine and pursuant to the Investment Advisory Agreement (the "Advisory Agreement") with AUSA with respect to the Subaccounts, Diversified manages the assets of each Subaccount in accordance with the investment policies approved by the Board of Directors of AUSA. Subject to such policies, Diversified provides general investment advice to each Subaccount. For its services under the Advisory Agreement, Diversified receives from each Subaccount fees accrued daily and paid monthly at an annual rate equal to 0.20% of the average daily net assets. Investment management decisions are taken by a committee of Diversified's personnel and not by a particular individual.

     The management of each Subaccount's business and affairs is the responsibility of the Board of Directors of AUSA. The Board of Directors of AUSA has established a managing board (the "Managing Board") and has delegated certain responsibilities for the operation of the Subaccounts to the Managing Board. A majority of the members of the Managing Board will be non-interested persons as defined in Section 2(a)(19) of the 1940 Act. However, the members of the Managing Board also serve in similar positions with the Underlying Diversified Portfolios. Thus, if the interests of a Subaccount and the Underlying Diversified Portfolios were ever to become divergent, it is possible that a conflict of interest could arise and affect how this group of persons fulfill their fiduciary duties to that Subaccount and the Underlying Diversified Portfolios. The Managing Board believes they have structured each Subaccount to avoid these concerns. However, it is conceivable that a situation could occur where proper action for a Subaccount could be adverse to the interests of an Underlying Diversified Portfolio, or vice versa. If such a possibility arises, the Trustees/Directors and Officers of the affected funds and Diversified will carefully analyze the situation and take all steps they believe reasonable to minimize and, where possible eliminate the potential conflict. Moreover, close and continuous monitoring will be exercised to avoid, insofar as possible, these concerns.

     Before approving any advisory contract, the Managing Board, including a majority of the members who are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act, must find that advisory fees charged under such contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Diversified Portfolio advisory contract. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Managing Board. Such procedures were followed by the Managing Board with respect to the Advisory Agreement.


     MANAGEMENT OF THE UNDERLYING DIVERSIFIED PORTFOLIOS. Diversified serves as investment manager to all of the Underlying Diversified Portfolios and is responsible for selection and management of the Underlying Diversified Portfolios' subadvisers and portfolio investments. Diversified is an indirect, wholly-owned subsidiary of AEGON, a financial services holding company whose primary emphasis is life and health insurance and annuity and investment products. AEGON is an indirect, wholly-owned subsidiary of AEGON nv, a Netherlands corporation which is a publicly traded international insurance group. Diversified was incorporated in 1992 for the purpose of acting as investment adviser to the Underlying Diversified Portfolios. At September 30, 1996 Diversified served as investment adviser to mutual funds with approximately $3.05 billion in assets.


     The determination of how each Underlying Diversified Portfolio's assets will be invested will be made by Diversified and the appropriate subadviser(s) pursuant to the investment objectives and policies of each Underlying Diversified Portfolio and guidelines established by its Board of Trustees.

     For each Underlying Diversified Portfolio, Diversified has entered into an Investment Subadvisory Agreement (each a "Subadvisory Agreement") with the subadvisers listed in the table below (each a "Subadviser", and collectively the "Subadvisers"). For its services under each Subadvisory Agreement, the Subadvisers receive a fee from Diversified at an annual rate equal to the percentages specified in the table below of the corresponding Portfolio's average net assets. Each fee will be accrued monthly by multiplying the arithmetic average of the beginning and ending monthly net assets in the Portfolio by the fee schedule and dividing by 12. Each fee will be paid on a quarterly basis.


 UNDERLYING DIVERSIFIED                 PORTFOLIO                     DIVERSIFIED       SUBADVISERS
       PORTFOLIO                       SUBADVISERS                  COMPENSATION(1)     COMPENSATION
------------------------  --------------------------------------    ---------------     ------------
Money Market Portfolio    Capital Management Group                        0.25%             0.05%
High Quality Bond         Merganser Capital                               0.35                  (2)
  Portfolio
Intermediate Government   Management Corporation Capital                  0.35              0.15
  Bond Portfolio          Management Group
Government/Corporate      Capital Management Group                        0.35              0.15
  Bond Portfolio
High-Yield Bond           Delaware Investment                             0.55                  (3)
  Portfolio
Equity Income Portfolio   Advisers Asset Management Group                 0.45              0.25
Equity Value Portfolio    Ark Asset Management Co., Inc.                  0.57                  (4)
Growth & Income           Putnam Advisory Company, Inc.                   0.60                  (5)
  Portfolio
Equity Growth Portfolio   Chancellor LGT Asset Management, Inc.           0.62                  (6)
Special Equity Portfolio  (7)                                             0.80              0.50
Aggressive Equity         McKinley Capital Management                     0.97                  (8)
  Portfolio
International Equity      Capital Guardian Trust Company                  0.75                  (9)
  Portfolio


---------------

(1) Diversified is currently waiving a portion of its fee. See "Fees and Expenses" on page 5 for a discussion of the fee waivers currently in effect.

(2) 0.50% on the first $10,000,000 in assets, 0.375% on the next $15,000,000 in assets, 0.25% on the next $75,000,000 in assets and 0.1875% on all assets in excess of $100,000,000.

(3) 0.40% on the first $20,000,000 in assets, 0.30% on the next $20,000,000 in assets and 0.20% on assets in excess of $40,000,000.

(4) 0.45% on the first $100,000,000 in assets, 0.40% on the next $50,000,000 in assets and 0.35% on the next $50,000,000 in assets; when the Portfolio achieves $200,000,000 in assets, the rate shall be 0.40% on assets up to $200,000,000 and 0.35% on assets in excess of $200,000,000 so long as the Portfolio continues to have more than $200,000,000 in assets.

(5) 0.30% on the first $100,000,000 in assets and 0.20% on assets in excess of $100,000,000.


(6) 0.50% on the first $50,000,000 in assets, 0.30% on the next $75,000,000 in assets, 0.25% on the next $75,000,000 in assets; when the Portfolio achieves $200,000,000 in assets, the rate shall be 0.20% on assets in excess of $200,000,000 so long as the Portfolio continues to have more than $200,000 in assets.



(7) The Special Equity Portfolio has four Subadvisers: Pilgrim Baxter & Associates, Ltd.; Ark Asset Management Co., Inc.; Liberty Investment Management, Inc.; and Westport Asset Management, Inc.



(8) 0.90% on the first $10,000,000 in assets, 0.80% on the next $15,000,000 in assets, 0.60% on the next $25,000,000 in assets, 0.40% on the next $50,000,000 in assets and 0.35% on assets in excess of $100,000,000.



(9) 0.75% on the first $25,000,000 in assets, 0.60% on the next $25,000,000 to
    $50,000,000 in assets, 0.425% on the next $50,000,000 to $250,000,000 in assets and 0.375% on all assets in excess of $250,000,000.



     It is the responsibility of a Subadviser to make the day-to-day investment decisions of the Underlying Diversified Portfolio and to place the purchase and sales orders for securities transactions of such Portfolio, subject in all cases to the general supervision of Diversified. Each Subadviser makes the investment selections for its respective Underlying Diversified Portfolio consistent with the guidelines and directions set by Diversified and the Board of Trustees of the Portfolio Series. Each Subadviser furnishes at its own expense all services, facilities and personnel necessary in connection with managing the corresponding Portfolio's investments and effecting securities transactions for a Portfolio.

     Diversified has entered into separate Subadvisory Agreements with respect to each of the Money Market Portfolio, Intermediate Government Bond Portfolio and Government/Corporate Bond Portfolio with Capital Management Group, a division of 1740 Advisers, Inc., a wholly-owned subsidiary of The Mutual Life Insurance Company of New York ("MONY"). The address of Capital Management Group is 1740 Broadway, New York, New York 10019. Total assets under management by Capital Management Group at December 31, 1995 were approximately $639 million, $594 million of which were assets of registered investment companies. Investment management decisions of Capital Management Group are made by committee and not by managers individually.

     Diversified has entered into a Subadvisory Agreement with respect to the Equity Income Portfolio with Asset Management Group, a division of 1740 Advisers, Inc. a wholly-owned subsidiary of MONY. The address of Asset Management Group is 1740 Broadway, New York, New York 10019. Total assets under management by Asset Management Group at December 31, 1995 were approximately $1.0 billion, $910 million of which were assets of registered investment companies. Investment management decisions of Asset Management Group are made by committee and not by managers individually.

     Diversified has entered into a Subadvisory Agreement with respect to the High Quality Bond Portfolio with Merganser Capital Management Corporation ("Merganser"). Merganser was formed in September 1987 and is owned by certain of its employees. Total assets under management for all institutional bond clients at December 31, 1995 were approximately $2.1 billion, $203.5 million of which were assets of registered investment companies. The principal business address of Merganser is One Cambridge Center, Cambridge, Massachusetts 02142. Investment management decisions of Merganser are made by committee and not by managers individually.

     Diversified has entered into a Subadvisory Agreement with respect to the High-Yield Bond Portfolio with Delaware Investment Advisers (a division of Delaware Management Company, Inc.) ("Delaware"). Delaware was formed in February 1985 and is owned by Lincoln National Corp. Total assets under management for all high-yield bond clients at December 31, 1995 were approximately $2 billion, $1.5 billion of which were assets of registered investment companies. The principal business address of Delaware is 2005 Market Street, Philadelphia, Pennsylvania 19103. Investment management decisions of Delaware are made by committee and not by managers individually.

     Diversified has entered into a Subadvisory Agreement with respect to the Equity Value Portfolio with Ark Asset Management Co., Inc. ("Ark"). Ark was formed in July 1989 and is owned by certain employees of ARK Asset Holdings, Inc. The principal address of Ark is 55 Water Street, New York, NY 10041. Total assets under management for equity value clients at December 31, 1995 were approximately $9.8 billion, $75 million of which were assets of registered investment companies. Investment management decisions of Ark are made by committee and not by managers individually.


     Diversified has entered into a Subadvisory Agreement with respect to the Growth & Income Portfolio with The Putnam Advisory Company, Inc. ("Putnam"). Putnam was formed in 1937 and is owned by Marsh & McLennan Companies Inc. The principal address of Putnam is One Post Office Square, Boston, MA 02109. Total assets under management for growth & income clients at December 31, 1995 were approximately $868 million, $125 million of which were assets of registered investment companies. Investment management decisions of Putnam are made by committee and not by managers individually.



     Diversified has entered into a Subadvisory Agreement with respect to the Equity Growth Portfolio with Chancellor LGT Asset Management, Inc. ("Chancellor"). Chancellor was formed on October 31, 1996 and is owned by Liechtenstein Global Trust. Chancellor succeeded to the investment management business of Chancellor Asset Managment, Inc. The principal address of Chancellor is 1166 Avenue of the Americas New York, New York 10036. Total assets under management for Select-Growth clients as of December 31, 1995 were approximately $1.4 billion, none of which were assets of registered investment companies. Investment decisions of Chancellor are made by committee not by managers individually.

     Diversified has entered into a Subadvisory Agreement with respect to the Aggressive Equity Portfolio with McKinley Capital Management, Inc. ("McKinley"). McKinley was formed in March 1991 and is owned by Robert Gillam. Total assets under management for all aggressive equity clients at December 31, 1995 were approximately $375 million, none of which were assets of registered investment companies. The principal business address of McKinley is 3301 C Street, Anchorage, Alaska 99503. Investment management decisions of McKinley are made by committee and not by managers individually.


     Diversified has entered into a Subadvisory Agreement with respect to the International Equity Portfolio with Capital Guardian Trust Company ("CGTC"). CGTC was formed in 1968 and is owned by The Capital Group Companies, Inc. The principal address of CGTC is 333 South Hope Street, Los Angeles, California 90071. Total assets under management for all international equity clients by CGTC at December 31, 1995 were approximately $15 billion, and total assets under management of registered investment companies for which CGTC acts as subadviser was $612 million as of that date. CGTC uses a system of multiple portfolio managers pursuant to which the Portfolio is divided into segments that are assigned to individual portfolio managers. With investment guidelines, each portfolio manager makes individual decisions as to company, country, industry, timing and percentage based on extensive field research and direct company contact.

     With respect to the Special Equity Portfolio, Diversified has entered into Subadvisory Agreements with four Subadvisers as follows:

     -- ARK Asset Management Co., Inc. ("ARK") was formed in July 1989 and is owned by certain employees of ARK Asset Holdings, Inc. Total assets under management for all small capitalization clients at December 31, 1995 were approximately $1.7 billion, $83 million of which were assets of registered investment companies. The principal business address of ARK is 55 Water Street, New York, NY 10041.


     -- Liberty Investment Management, Inc. ("Liberty") was formed in 1994 and is owned by certain of its employees. Liberty succeeded to certain of the investment management businesses of Eagle Asset Management, Inc., Total assets under management for all equity clients at December 31, 1995 were approximately $401 million, $91 million of which were assets of registered investment companies. The principal business address of Liberty is 880 Carillon Parkway, St. Petersburg, FL 33716.


     -- Pilgrim Baxter & Associates, Ltd. ("Pilgrim") was formed in 1995 and is owned by United Asset Management, Inc., a publicly-owned corporation. Pilgrim succeeded to certain of the investment management businesses, and acquired the corporate name of, Pilgrim Baxter & Associates, Ltd. in April 1995. Total assets under management for all equity clients at December 31, 1995 were approximately $4.7 billion, $2.6 million of which were assets of registered investment companies. The principal business address of Pilgrim is 1255 Drummers Lanes, Wayne, PA 19087.

     -- Westport Asset Management, Inc. ("Westport") was formed in July 1993 and is owned by certain of its employees. Total assets under management for all equity clients at December 31, 1995 were approximately $520 million, $119 million of which were assets of registered investment companies. The principal business address of Westport is 253 Riverside Avenue, Westport, CT 06880.

     Investment management decisions by each of these Subadvisers are made by committee and not by managers individually.

                                    CHARGES

CHARGES FOR MORTALITY AND EXPENSE RISKS

     The maximum daily charges against the Underlying Diversified Subaccounts for mortality and expense risks assumed by AUSA are computed and deducted from the value of the net assets of the Underlying Diversified Subaccounts. The maximum daily charge will be at the rate of 0.003425% (equivalent to an annual rate of 1.25%) of the average daily net assets of the Underlying Diversified Subaccounts. The daily charge will be deducted from the net asset value of each Underlying Diversified Subaccount on each Valuation Date. Where the previous day (or days) was not a Valuation Date, the maximum deduction on the Valuation Date will be 0.003425% multiplied by the number of days since the last Valuation Date. The sum of these charges on an annual basis will not exceed 1.25% of the average net assets invested in the Underlying Diversified

Subaccounts. Of this charge, AUSA estimates that .80% is for mortality risk and
 .45% is for expense risk. (The daily charge from the Underlying Diversified Subaccounts based on an annual mortality and expense risk rate of .90%, .60% for mortality risks and .30% for administrative expense risks, is 0.002466%).

     The mortality risk is that individuals may live for a longer period of time than projected and therefore a greater amount of annuity benefits than projected will be payable. The expense risk is that expenses incurred in issuing and administering the Contract will exceed the administrative expense charge provided in the Contract. AUSA believes that this level of charge is within the range of industry practice for comparable group variable annuity contracts.

     Sales distribution expenses and any other expenses in excess of the described charges will be paid from AUSA's general account and not directly from Diversified Investors Strategic Variable Funds, the Underlying Diversified Subaccounts or from the mortality and expense risk charges. However, asset charges for AUSA's assumption of mortality and expense risks might be a source of contribution to the surplus in AUSA's general account.

ANNUAL CONTRACT CHARGE


     AUSA reserves the right to deduct an annual contract charge from a Participant's Accumulation Account to reimburse AUSA for administrative expenses relating to the maintenance of the Contracts. AUSA has no present intention to impose such a charge, however, AUSA may, in the future, impose such a charge in accordance with the provisions of the Contracts. Any such annual charge will not exceed $50. AUSA also reserves the right, if such a charge is imposed, to waive, on a temporary or permanent basis, all or part of such charge for certain classes of Contracts or for certain new classes of Contracts which may be sold in the future where circumstances exist that result in differences in AUSA's costs or in the services required from AUSA. For example, waivers may be granted for Contractholders with large numbers of participants with large account balances or for Contractholders which assume certain administrative expenses which AUSA would otherwise bear. If imposed, this charge would represent reimbursement for administrative costs expected to be incurred over the life of the Contracts. AUSA does not anticipate any profit from this charge.


INVESTMENT MANAGEMENT FEE

     For its services as investment adviser to each Subaccount, Diversified receives fees, accrued daily and paid monthly at an annual rate equal to 0.20% of the average daily net assets.

     Because Diversified Investors Strategic Variable Funds purchases interests in Underlying Diversified Subaccounts which, in turn, purchase interests in certain series of Diversified Investors Portfolios, the net assets of Diversified Investors Strategic Variable Funds will reflect the investment management fee and other expenses incurred by these series of Diversified Investors Portfolios.

     Diversified serves as the investment adviser to each series of Diversified Investors Portfolios. For information with respect to the arrangements under which Diversified provides such advisory services, including charges and arrangements with subadvisers, reference is made to the information set forth
under "Management of Diversified Investors Portfolios" at page   .

     Under the laws of certain jurisdictions, premium taxes are payable on annuity considerations which can include Purchase Payments or the Accumulation Account under the Contracts. Any applicable premium taxes will generally be deducted when the Accumulation Account under a Contract is applied to purchase an annuity. Under present laws, the range of premium taxes is from .5% to 4.0%. Attached as an Appendix to this Prospectus is a schedule of applicable premium taxes payable upon annuitization which are in effect as of the date of this Prospectus. The laws of the various jurisdictions relating to annuity taxes and the interpretations of such laws are subject to changes which may affect the deductions, if any, under the Contracts for such taxes.

                            SUMMARY OF THE CONTRACTS

ELIGIBLE PURCHASERS

     State educational organizations and organizations that qualify for tax-exempt status under Code Section 501(c)(3), including associations thereof that qualify for tax-exempt status under Code Section 501(c)(3), are eligible purchasers. In addition, any organization qualifying as an IRA Contractholder may purchase or hold an IRA Contract. Any type of non-profit organization as well as taxed subsidiaries of tax-exempt organizations and taxed stand-alone organizations may purchase a Section 401(a) and/or a Section 401(k) or an NQDC Contract(s).

OWNERSHIP

     The organization purchasing or holding a Contract is the owner of the Contract for the benefit of the Participants. The Contract will cover all eligible Participants under a Plan. Each Participant will receive a certificate at the time his/her first annuity payment becomes payable, or earlier, if required by applicable law. The certificate summarizes the Participant's benefits under the Contract.

PURCHASE PAYMENTS


     With respect to the Section 401(a) Contract, the employer and/or employee will make contributions pursuant to the underlying retirement Plan. The Section 401(k) and NQDC Contracts will accept employer and/or employee contributions pursuant to the terms and conditions of the underlying Plan. As to the Section 403(b) Contract, the employer will make Purchase Payments in accordance with a salary reduction agreement or an agreement to forego a salary increase, except with respect to employer-sponsored Section 403(b) Plans under which the employer will make contributions pursuant to the underlying retirement Plan. In the case of the Section 408 IRA Contract, Purchase Payments will be made by the employer on behalf of and as determined by each participating employee pursuant to a salary reduction agreement or by the Participant. An Accumulation Account will be established for each Participant which will record the number of Units held in each Subaccount. Purchase Payments may be allocated among any of the Subaccounts.



     All Purchase Payments in Diversified Investors Strategic Variable Funds credited to an Accumulation Account are vested and nonforfeitable. However, Purchase Payments made by employers, including all such payments made under a
Section 401(a) Contract, which are not the result of a reduction in salary or a give up in salary agreement, under an employer-sponsored Plan may be forfeitable but are generally subject to the vesting requirements, where applicable, of the Employee Retirement Income Security Act of 1974, as amended. In general, all Purchase Payments made to NQDC and Section 457 Contracts may be forfeitable even though partially or fully vested.


EMPLOYER SPONSORED PLAN REQUIREMENTS

     Since the Contracts are intended to implement the Plans of state educational organizations, organizations that qualify for tax-exempt status under Code Section 501(c)(3), IRA Contractholders and, in the case of Section 401(a) and/or Section 401(k) and NQDC Contracts, for taxed subsidiaries of such organizations and stand-alone taxed organizations and since such Plans may be sponsored by employers or associations who may have their own desires regarding certain Plan details and the manner in which the Plan is to be administered, there will be some variations in details in the Contract and Plan to reflect such desires. Reference to the provisions of the Plan in which the individual is a Participant must be made in all cases for particulars.

RIGHTS OF THE PARTICIPANT UNDER THE CONTRACT


     There are no stipulated or required Purchase Payments to be made under the Contract. Except for the 15 days prior to a Participant's Annuity Purchase Date (See "Annuity Purchase Date" on page 31) during which no Purchase Payments will be accepted by AUSA, during a Participant's Accumulation Period Purchase Payments may be made in the amount authorized by the Participant. The Contract permits the Participant to elect his/her Annuity Purchase Date, to allocate Purchase Payments, to redeem all or a portion of the Units in his/her Accumulation Account, to designate beneficiaries, and to elect Fixed Annuity options, except that employer-sponsored Plans may affect these rights.

     During a Participant's Accumulation Period, one's rights and those of the Contractholder or IRA Contractholder shall be as set forth in the Contract and Plan. On and after the Annuity Purchase Date, or on the Participant's death, if earlier, all rights, as specified in the Contract and Plan, shall belong to the Participant or beneficiary as the case may be.

RIGHTS UPON SUSPENSION OF CONTRACT OR TERMINATION OF PLAN

403(b) Contract

     In the event that the making or receipt of all Purchase Payments under certain 403(b) Contracts is discontinued or a Contractholder terminates its Plan or discontinues Purchase Payments for a Participant, AUSA shall give written notice thereof to the appropriate Participant(s) together with notice of the right of the Participant to elect to have the value of his/her Accumulation Account applied under one of the following options: (1) to be held and distributed by AUSA in accordance with the terms of the Contract, (2) to be paid to him/her in cash, or (3) in the event of suspension of the Contract or termination of the Plan, to be transferred to an alternate funding agency (e.g., another insurance company). Certain other 403(b) Contracts require the Contractholder, not AUSA, to give written notice thereof to Participants.

401(a) Contract/401(k) Contract and NQDC Contracts

     If the Contractholder terminates its Plan or discontinues Purchase Payments, it is the Contractholder's responsibility, and not AUSA's, to give written notice thereof to the affected Participants. In such cases, the Contractholder shall elect to have the entire balance held under the Contract applied under one of the following options: (1) to be held and distributed by AUSA in accordance with the terms of the Contract; (2) to be transferred to an alternate funding agency (e.g., another insurance company); or (3) to purchase deferred, paid-up life annuity benefits for Participants.


457 and 408(IRA) Contracts


     If the Contractholder or IRA Contractholder terminates its Plan or discontinues Purchase Payments for a Participant, AUSA shall give written notice thereof to the appropriate Participant(s) together with notice of the right of the Participant to elect to have the value of his/her Accumulation Account applied under either of the following options: (1) to be held and distributed by AUSA in accordance with the terms of the Contract or (2) to be paid to him/her in cash, except that, under the terms of certain 457 Contracts, the Contractholder, not AUSA, shall give notice to affected Participants.

FAILURE OF QUALIFICATION

     In the event that a Plan, Contractholder or IRA Contractholder or a Participant, thereunder becomes ineligible for any previously applicable tax benefits under the Code, AUSA upon notice thereof shall refuse during the period of such ineligibility to accept Purchase Payments with respect to that Plan or Participant. A failure of qualification under a particular Contract shall have no effect on other issued and outstanding Contracts.

TRANSFERS

     No transfers may be made between any of the Contracts; however, the following transfers are permissible with respect to each Contract.


401(a), 401(k), 403(b), 457, 408(IRA) and NQDC Contracts


     A Participant may transfer all or a portion of his/her Accumulation Account in Diversified Investors Strategic Variable Funds among the various Subaccounts. No transfer charges are imposed, and there is no limit to the number of transfers permitted. While AUSA has no present intention to do so, AUSA reserves the right to impose transfer charges at a later date.

     Transfers from the Section 403(b), 401(a) and (k) and NQDC Group Fixed Annuity Contracts to a Participant's Accumulation Account under the Diversified Investors Strategic Variable Funds Contracts are permitted only to the Moderate Strategic Variable Fund or the Aggressive Strategic Variable Fund. Certain other restrictions which apply to transfers from the AUSA Section 403(b), Section 401(a), Section 401(k), NQDC and Section 408(IRA) Group Fixed Annuity Contracts to the Diversified Investors Strategic Variable Funds Contracts are contained in the AUSA Section 403(b) and Section 401(a) and NQDC and 408(IRA) Group Fixed Annuity Contracts.

     Transfers may be made in writing or by telephoning (914) 697-8000. Transfers are effective within 48 hours of receipt of instructions. All Participants should be aware that a transfer authorized by telephone and reasonably believed to be genuine by AUSA may subject the Participant to risk of loss if such instruction is subsequently found not to be genuine. AUSA will employ reasonable procedures, including requiring Participants to give certain identification information and tape recording of telephone instructions, to confirm that instructions communicated by telephone are genuine. To the extent that AUSA fails to use reasonable procedures to verify the genuineness of telephone instructions, AUSA may be liable for any losses due to telephone instructions that prove to be fraudulent or unauthorized.

                            RIGHTS RESERVED BY AUSA

     Subject to compliance with applicable laws and, when required by law, approval of the Contractholders, IRA Contractholders, NQDC Contractholders and/or Participants and any appropriate regulatory authority, AUSA reserves the right to make the following changes:

          (1) To operate Diversified Investors Strategic Variable Funds in any form permitted under the 1940 Act or in any other form permitted by law;

          (2) To take any action necessary to comply with or obtain and continue any exemptions from the 1940 Act;

          (3) To transfer any assets in a Subaccount to another Subaccount or to one or more separate accounts, or to AUSA's general account to the extent permitted by law or to add, combine or remove Subaccounts in a separate account;

          (4) To substitute, for the interests in a series of Diversified Investors Portfolios held in any Underlying Diversified Subaccount, interests in another series of Diversified Investors Portfolios or interests in another investment company or any other investment permitted by law; and

          (5) To make any necessary technical changes in the Contracts in order to conform with any of the above-described actions or as may be required or permitted by applicable laws affecting Diversified Investors Strategic Variable Funds or the Contracts.


     AUSA will exercise its right to make any of these changes when, in AUSA's judgment, such change is in the best interests of Contractholders and Participants and/or such change is required under applicable law.
Contractholders will be notified of any changes and Participants will be notified of any changes that result in a material change in their Contract or in the investment options thereunder.


                          CREDIT OF PURCHASE PAYMENTS

     A Participant's initial Purchase Payment will be credited to the Participant's Accumulation Account to provide Units as of a Valuation Date for the Valuation Period, not later than (1) two business days after receipt of the Purchase Payment by AUSA at 4 Manhattanville Road, Purchase, New York 10577, if the contract application and/or Participant's enrollment form is complete upon receipt, or (2) two business days after an application and/or enrollment form which is incomplete upon receipt by AUSA is made complete, provided that if such information is not made complete within five business days after receipt, (i) the prospective Participant will be informed of the reasons for the delay, and (ii) the initial Purchase Payment will be returned immediately and in full, unless the prospective Participant specifically consents to AUSA retaining the Purchase Payment until such information is made complete.

     Subsequent Purchase Payments will be credited to the Participant's Accumulation Account to provide Units as of the Valuation Date for the Valuation Period in which the Purchase Payment is received in good order by AUSA.

ALLOCATION OF PURCHASE PAYMENTS

     Upon receipt of a Purchase Payment, it will be credited to the Subaccount designated by the Participant in the form of Units. The number of Units to be credited is determined by dividing the dollar amount allocated to the particular Subaccount(s) by the Unit value of that Subaccount for the Valuation Date for the Valuation Period on which the Purchase Payment is received. The number of Units shall not be changed by any subsequent change in the value of a Unit, but the dollar allocation value of a Unit will vary in amount depending upon the investment experience of the applicable Subaccount.

     Allocation instructions may be changed at any time by sending to AUSA a correctly completed allocation form. Any change in allocations will be effective within 10 business days following receipt of the allocation form by AUSA. If an allocation form is incorrectly completed, Purchase Payments will be credited in accordance with the most recent allocation form on record. AUSA reserves the right to limit a Participant's right to change allocation instructions to four times a calendar year.

DETERMINATION OF UNIT VALUE

     The Unit value for a Subaccount for any Valuation Date is determined by subtracting (b) from (a) and dividing the result by (c), where

          (a) is the aggregate net asset value on the Valuation Date of all investments by the Subaccount in the Underlying Diversified Subaccounts, and

          (b) is the investment advisory fee accrued as of that Valuation Date; and,

          (c) is the total number of Units held in the Subaccount on the Valuation Date before the purchase or redemption of any Units on that Date.


     AUSA values the investment of each Subaccount at the respective unit values of such Underlying Diversified Subaccounts invested in. The unit values of such Underlying Diversified Subaccounts are, in turn, determined by the valuation practices of the Underlying Diversified Portfolios. Underlying Diversified Portfolios value the securities of the Money Market Series based on the amortized cost method of valuation. Securities of other Underlying Diversified Portfolios are valued based on their current market value when market quotations are available. Where market quotations are not available, assets are valued at fair value as determined in good faith under the direction of the Board of Trustees of the Underlying Diversified Portfolios. Debt obligations with 60 days or less remaining to maturity may be valued by the amortized cost method, which the Board of Trustees of the Underlying Diversified Portfolios has determined to constitute fair value for such securities.


                                 DEATH BENEFIT


     Under Section 403(b), Section 457, and 408(IRA) Contract, if a Participant dies before the Annuity Purchase Date (See "Annuity Purchase Date" on page 31), the value of his/her Accumulation Account will be paid to the beneficiary in a lump sum. If the beneficiary is under the age of 75 at the time of the Participant's death, the beneficiary may elect to have this lump sum applied to provide a Fixed Annuity. A lump sum payment to some extent may be taxed as ordinary income to the beneficiary in the year received. A beneficiary should consider the possible tax advantages to electing an annuity. (See "Section 403(b) Annuities" on page 35). Under Section 401(a) and/or Section 401(k) Contracts, however, the underlying tax-qualified Plan is generally required to provide that in the case of a married Participant, a survivorship annuity death benefit will be paid to the surviving spouse if the Participant dies prior to retirement. In each case involving Section 401(a) and/or Section 401(k) Contracts, reference must be made to the underlying Plan for particulars.

     If the Participant dies before the Annuity Purchase Date, his/her entire interest must generally be distributed within five years after the date of death, or if payable to a designated beneficiary must be annuitized over the life of that designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, within one year after the date of death. If the beneficiary is the Participant's spouse, distributions are not required to be made until the April 1st after the end of the calendar year in which the Participant would have attained age 70 1/2; if the spouse dies before distributions begin, the rules discussed above will apply as if the spouse were the Participant (owner).

     If a lump sum payment is elected, the Accumulation Account value will be determined on the Valuation Date for the Valuation Period in which a certified copy of the death certificate evidencing the Participant's death is received by AUSA. If a Fixed Annuity is elected, the Accumulation Account value will be determined on the Valuation Date for the Valuation Period of the beneficiary's Annuity Purchase Date. For Section 401(a) and/or Section 401(k) and NQDC Contracts, the underlying Plan should be consulted to determine the options available.

     For NQDC Contracts, the remaining value will be paid to a designated beneficiary. If no such beneficiary is so designated or in existence, the remaining value will be paid in the following order: Participant's (1) spouse,
(2) children, (3) parents, (4) siblings and (5) estate.

     For all Contracts except NQDC Contracts, the death benefit is guaranteed to be not less than the total amount of all contributions, less any withdrawals, made by the Participant.

                   REDEMPTION DURING THE ACCUMULATION PERIOD


     For Section 403(b), Section 457 and Section 408(IRA) Contracts and subject to applicable federal tax law restrictions, a Participant at any time during his/her Accumulation Period and prior to his/her death may redeem all or a portion of the Units credited to the Accumulation Account. There is no
redemption charge. (See "Federal Tax Status" on page   ).


     The Accumulation Account value redeemed or the Units remaining after a partial redemption will be determined on the Valuation Date for the Valuation Period in which a written request for a redemption on a form approved by AUSA is received by AUSA. The Accumulation Account will be reduced by the lesser of the number of Units obtained by dividing the amount of the redemption request by the Unit value for that day or the number of Units remaining in the Accumulation Account.

     A full or partial redemption payment will be made within seven days after receipt of the written request. A request for a partial redemption must specify the Subaccount(s) from which the partial withdrawal is to be made. Payment may be postponed as permitted by the 1940 Act. Currently, deferment is permissible only when the New York Stock Exchange is closed or trading is restricted, when an emergency exists as a result of which disposal of interests in Diversified Investors Portfolios held by Underlying Diversified Subaccounts is not reasonably practicable or it is not reasonably practicable to determine fairly the value of these assets, or when the SEC has provided for such deferment for the protection of Participants.

     A withdrawal will generally have federal income tax consequences which may
include penalties. (See "Federal Tax Status" on page   ).

     With respect to Section 401(a), Section 401(k) and NQDC Contracts, the ability to withdraw funds during the Accumulation Period is generally more limited; however, in each instance the underlying Plan document should be consulted to determine what options, if any, are available.

            RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     The Texas Optional Retirement Program ("Program") imposes on participants in such Program certain restrictions on withdrawal, which affect redemptions with respect to any variable annuity contract issued under the Program. Under section 830.104 of the Texas Government Code, such participant in the Program, in order to withdraw accumulated contributions from the retirement system, must complete the required application form prescribed by the board of trustees. A person who withdraws contributions pursuant to section 830.104 relinquishes all accrued rights in the retirement system.

     Nothing in section 830.105 of the Texas Government Code, entitled Termination of Participation, precludes the election by a participant to withdraw accumulated contributions pursuant to section 830.104. However, section
830.105 restricts the availability of an annuity purchased under the Program to situations where the participant attains age 70 1/2 or terminates participation in the Program by: death, retirement, or termination of employment in all institutions of higher education.

                                PAYMENT OPTIONS


     With respect to Section 403(b), Section 457 and Section 408(IRA) Contracts, unless a Fixed Annuity as described below is elected, payment to the Participant shall be made at the end of his/her Accumulation Period in a lump sum calculated in the same manner as if a total withdrawal request of one's Accumulation Account had been received by AUSA on his/her Annuity Purchase Date. (See page 30 for "Redemption During the Accumulation Period"). However, Section 401(a),
Section 401(k) and NQDC Contracts provide the funding for the Plans and reference to the particular Plan must be made in each case for details. For example, tax-qualified Plans must generally provide by law that in the case of a married Participant who does not properly elect otherwise, retirement annuity benefits will be paid in the form of a contingent annuity with a survivorship annuity benefit for his surviving spouse at least equal to 50% of the amount which would have been payable if the Participant were living. For NQDC Contracts, the employer may also provide for installment payments without the purchase of an annuity.


ANNUITY PURCHASE DATE

     The Annuity Purchase Date is the first day of the month coincident with or following the receipt by AUSA of written notice, submitted through the Participant's employer, of the Participant's retirement (i.e., the termination of employment with his/her employer). Subject to the terms of the Plan, a Participant may elect to retire at any time and receive annuity benefits. As a general rule, benefits must begin no later than April 1 of the calendar year following the year in which the Participant attains age 70 1/2 at which time an election to receive an annuity or lump sum benefit must be made.

     In the case of a beneficiary who elects a Fixed Annuity, the Annuity Purchase Date will be the first day of the month following receipt by AUSA of the election of a Fixed Annuity; however, if any election is received during the last 15 days of a month, the Annuity Purchase Date will be the first day of the second month after receipt of the election.

     For Section 408(IRA) Contracts, the Annuity Purchase Date is the date the annuity first begins under the terms of the IRA Contract.

FIXED ANNUITY

     Fixed Annuity payments are not made from Diversified Investors Variable Funds but are made from the general account of AUSA which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, Fixed Annuity payments and interests in the general account have not been registered under the Securities Act of 1933, as amended, (the "1933 Act") nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. The SEC staff has not reviewed the disclosures in this Prospectus that relate to the Fixed Annuity payments and interests in the general account. Disclosures regarding Fixed Annuity payments and the general account in this Prospectus, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     A Fixed Annuity may not be elected if the initial monthly payment under the form elected would be less than $20. Fixed Annuity payments will be made monthly unless the annuitant elects to receive payments annually, semi-annually or quarterly. Any such election must be made at the same time that the annuitant elects to receive a Fixed Annuity and cannot be changed during the annuity period. Once a Fixed Annuity takes effect, it may not be redeemed, surrendered or changed to any other form of annuity.

FIXED ANNUITY OPTIONS

     The following Fixed Annuity options may be available:

          (i) Life Annuity -- Annuity payments will be made during the lifetime of the annuitant. It would be possible for the annuitant to receive no annuity payment if he/she died prior to the date of the first annuity payment.

          (ii) Life Annuity With Period Certain -- Annuity payments will be made during the lifetime of the annuitant with the guarantee that if the annuitant dies before a period certain elected, the beneficiary will receive payments for the duration of the period. The period certain may be any number of years between 5 and 20 inclusive.

          (iii) Specified Fixed Period Annuity -- Annuity payments will be made for a specified fixed period selected by the annuitant. If the annuitant dies during the specified fixed period, the annuity payments for the remainder of the period will be paid to the beneficiary. No annuity payments are made after the expiration of the specified fixed period even if the annuitant survives. The specified fixed period may be for any number of years between 10 and 30 years inclusive.

          (iv) Contingent Annuity -- Annuity payments will be made during the joint lifetimes of the annuitant and a designated second person ("contingent annuitant") with payments continued during the remaining lifetime of the contingent annuitant. Annuity payments to the contingent annuitant may be made in the same amount paid while both annuitants lived or a lesser percentage of this amount. For Section 401(a) and/or Section 401(k) Contracts, in the absence of a proper election by the Participant, a contingent annuity with a survivorship annuity benefit for the surviving spouse at least equal to 50% of the amount which would have been payable if the Participant were living will be the normal form of benefit.

          If the contingent annuitant dies before the first annuity payment to the annuitant, the contingent annuity election will be void and the annuitant will receive a Life Annuity. If the contingent annuitant dies after the first annuity payment to the annuitant, but before the death of the annuitant, annuity payments under the Contingent Annuity election will be made to the annuitant during his/her lifetime. If the annuitant and the contingent annuitant die before the date of the first annuity payment, no annuity payments will be made.

          (v) Contingent Annuity With Period Certain -- Annuity payments will be made during the joint lifetimes of the annuitant and a designated second person ("contingent annuitant"). Annuity payments to the contingent annuitant may be in the same amount as paid to the annuitant or a lessor percentage of that amount and will be made for a period certain of any number of years between 5 and 20 years inclusive.

     The Life Annuity With Period Certain and the Specified Fixed Period Annuity may only be elected for a number of years that will not exceed an annuitant's life expectancy. The annuity benefit option elected by the Participant will affect the level of annuity payments the Participant will receive. The longer annuity payments are projected to continue based upon actuarial possibilities, the lower annuity payments will be.


     The annuity purchase rates for these Fixed Annuity benefits shall not exceed, during the initial period set forth in the Contract, the maximum rates set forth in the Contract. Thereafter, the annuity purchase rate will be the rate in effect as declared by AUSA or the Annuity Purchase Date. The guaranteed level of Fixed Annuity payments will be determined based upon (i) a Participant's Accumulation Account value on the

Annuity Purchase Date, (ii) the applicable annuity purchase rate on the Annuity Purchase Date which will reflect the age of the Participant and (iii) the type of Fixed Annuity option elected.

PAYMENTS TO A BENEFICIARY FOLLOWING THE ANNUITANT'S DEATH

     If any annuity payment is payable to the beneficiary after the death of an annuitant on or after his/her Annuity Purchase Date but during a period certain, it shall be payable as each payment becomes due to the beneficiary. If the benefit is payable to more than one beneficiary, it shall be paid in equal shares to such beneficiaries, the survivors or survivor, unless the annuitant has elected otherwise. Upon the death of the last surviving beneficiary, AUSA shall pay the commuted value of any remaining payments in a lump sum cash payment to the estate of such last surviving beneficiary in lieu of any further income payments.

     The annuitant's beneficiary may direct in writing to AUSA that any income payable after the death of the annuitant or contingent annuitant be terminated and a single commuted value be paid to the beneficiary. The commuted values referred to above shall be based upon the value of the payments for the balance of the period certain determined as of the date AUSA receives written notice of the beneficiary's election to receive the commuted value on the basis of the interest rate (compounded annually) inherent in the annuity purchase rate applied to provide the annuitant's Fixed Annuity.


                                 VOTING RIGHTS


     The assets held in the Subaccounts of Diversified Investors Strategic Variable Funds will be invested in Underlying Diversified Subaccounts. AUSA is the legal holder of these units in a Subaccount and as such has the right to vote upon any matter that may be voted upon by holders of units. To the extent required by law, AUSA will vote at regular and special meetings in accordance with the instructions received from Contractholders, IRA Contractholders and NQDC Contractholders. AUSA will furnish Contractholders, IRA Contractholders and NQDC Contractholders with the proper forms to enable them to give it these instructions.

     Each Contractholder, IRA Contractholder and NQDC Contractholder will have the equivalent of one vote per $100 of the dollar value of the Accumulation Accounts in a Contract held in each Subaccount of Diversified Investors Strategic Variable Funds, with fractional votes for amounts less than $100. Interests held in each Subaccount for which no timely instructions from Contractholders, IRA Contractholders or NQDC Contractholders are received will be voted by AUSA in the same proportion as those interests in that Subaccount for which instructions are received. Should applicable federal securities laws or regulations permit, AUSA may elect to vote in its own right.

     A Participant will have the right to instruct the Contractholder, IRA Contractholder or NQDC Contractholder with respect to interests in Subaccounts attributable to his/her portion of the Accumulation Account. Each Participant under the Contract shall receive a statement of the amount attributable to his/her participation in each Subaccount and stating his/her right to instruct the Contractholder as to how to vote such interest. AUSA will provide voting instruction materials to the Contractholder, IRA Contractholder or NQDC Contractholder and to the Participants.

     The Contractholder, IRA Contractholder and NQDC Contractholder shall provide voting instructions to AUSA with respect to interests attributable to the Accumulation Account values held in a Subaccount in accordance with instructions received by Participants. For interests for which no timely instructions from Participants are received, the Contractholder, IRA Contractholder or NQDC Contractholder will instruct AUSA to vote these interests in the same proportion as those shares for which instructions from Participants are received.

     Matters on which the Contractholder, IRA Contractholder or NQDC Contractholder may give voting instructions include the following: (1) approval of any change in the Investment Advisory Agreement corresponding to the Contractholder's, IRA Contractholder's or NQDC Contractholder's selected Subaccount(s); (2) any change in the fundamental investment policies of the Contractholder's, IRA Contractholder's or NQDC Contractholder's selected Subaccount(s); and (3) any other matter requiring a vote of the unitholders of a Subaccount. With respect to approval of the Investment Advisory Agreements or any change in a fundamental investment policy, Contractholders, IRA Contractholders and NQDC Contractholders participating in that Subaccount will vote separately on the matter pursuant to the requirements of Rule 18f-2 under the 1940 Act. On matters submitted for consideration by holders of units of Underlying Diversified Subaccounts, AUSA will vote in proportion to the vote of all other holders of units in that Underlying Diversified Subaccount.

     AUSA may, if required by state insurance officials, disregard voting instructions if those instructions would require voting to cause a change in the subclassification or investment objectives or policies of one or more of the Subaccounts, or to approve or disapprove an investment adviser or principal underwriter for one or more of the Subaccounts. In addition, AUSA may disregard voting instructions that would require changes in the investment objectives or policies of any Subaccount or in an investment adviser or principal underwriter, if AUSA reasonably disapproves those changes in accordance with applicable federal regulations. If AUSA disregards voting instructions, it will advise Contractholders, IRA Contractholders, NQDC Contractholders and Participants of that action and its reasons for the action in the next semiannual report to Contractholders, IRA Contractholders, NQDC Contractholders and Participants.

                         DISTRIBUTION OF THE CONTRACTS


     DISC will act as the principal underwriter and the distributor of the Contracts. DISC will perform all sales, marketing and administrative functions relative to the Contracts which participate in Diversified Investors Strategic Variable Funds, with certain exceptions in connection with the use of other authorized broker-dealers. DISC is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The principal business address of DISC is 4 Manhattanville Road, Purchase, New York 10577. The Contracts are sold by individuals who are registered representatives of DISC and who are also licensed as insurance agents for AUSA. The Contracts may also be sold through registered representatives of other broker-dealers authorized by DISC and applicable law who may be insurance agents licensed by an insurance company other than AUSA. Commissions and other expenses directly related to the sale of the Contracts will not exceed 8 percent of Purchase Payments. Additional expense allowance may be paid for other services not directly related to the sale of the Contracts. Such services include the training of personnel and the production of promotional literature.


                               FEDERAL TAX STATUS

     The ultimate effect of federal income taxes on Fixed Annuity payments and on the economic benefit to the Participant, annuitant, payee and beneficiary depends on the tax and employment status of the individual concerned.

     The discussion which follows on the treatment of AUSA and of the Contracts under federal income tax law is general in nature, is based upon AUSA's understanding of current federal income tax laws, and is not intended as tax advice. No representation is made regarding the likelihood of continuation of the present federal income tax law or of the current interpretations by the Internal Revenue Service. No attempt is made to consider any applicable state or other tax laws. Each Contractholder, IRA Contractholder, NQDC Contractholders and Participant contemplating investment in the Contracts should consult a qualified tax adviser.

     Participants receiving large distributions (generally those in excess of $150,000 per year; or lump sum distributions in excess of $150,000) from qualified retirement Plans, including those funded through Section 401(a),
Section 408(IRA) and Section 403(b) Contracts, may be subject to a 15% excise tax on their distributions in excess of a specified amount.

TAX TREATMENT OF AUSA

     AUSA is taxed as a life insurance company under the Code. Investment income from the assets of Diversified Investors Strategic Variable Funds and the Underlying Diversified Subaccounts are reinvested and taken into account in determining the value of Diversified Investors Strategic Variable Funds and the Underlying Diversified Subaccounts. Under existing federal income tax law, the investment income of Diversified Investors Strategic Variable Funds and the Underlying Diversified Subaccounts, including realized capital gains, is substantially not taxed to AUSA.

TAXATION OF DIVERSIFIED INVESTORS PORTFOLIOS

     Diversified Investors Portfolios is organized as a New York trust. None of its series are subject to any income or franchise tax in the State of New York. AUSA, as an investor in a series of Diversified Investors Portfolios will be taxable on its share (as determined in accordance with the governing instruments of Diversified Investors Portfolios) of such series' ordinary income and capital gain in determining its income tax liability. The determination of such share will be made in accordance with the Code and regulations promulgated thereunder. See "Tax Treatment of AUSA" above.

SECTION 403(b) ANNUITIES

     Purchase Payments made under a Contract meeting the requirements of Section 403(b) of the Code afford certain federal income tax benefits to employees of state educational organizations, and organizations which are tax-exempt under
Section 501(c)(3) of the Code.

     The employer may make contributions to the Contract or the employer may agree with the Participant that in return for employer contributions to the Contract, the Participant will take a reduction in salary or give up a salary increase. The agreement may not be changed with respect to earnings of the Participant while the agreement is in effect. The Participant can only make one agreement with his/her employer during the year, but the Participant may terminate the agreement at any time with respect to amounts not yet earned. No federal income tax is payable by the Participant on increases in the value of his/her Accumulation Account until payments are received by the Participant.

     Purchase Payments meeting the requirements of Sections 402(g), Section 403(b) and Section 415 of the Code are not includable in the gross income of the Participant at the time they are made. Under Section 402(g) of the Code, Purchase Payments made under a reduction in salary or a give up in salary increase agreement ("elective deferrals") are excluded from a Participant's gross income to the extent of the lesser of $9,500 or the Participant's exclusion allowance. The $9,500 limit will be reduced on a dollar for dollar basis by employee pre-tax elective deferrals made by that individual under a
Section 401(k) Plan, a simplified employee pension plan, or other tax deferred annuity. Under Section 403(b) of the Code, Purchase Payments made under a reduction in salary or a give up in salary agreement and/or contributed by the employer are excluded from a Participant's gross income to the extent of the applicable "exclusion allowance". The "exclusion allowance" is equal to 20% of a Participant's includable compensation (taxable earnings) for the tax year, multiplied by the number of years of employment, reduced by the total of Purchase Payments made in prior tax years.

     When Fixed Annuity payments commence, or if the Participant obtains a partial or full redemption of the Units credited to his/her Accumulation Account under the Contract, the amount received will be includable as ordinary income in the year received, except that such portion of any amount received as is deemed to represent a return of Purchase Payments originally included as gross income made by the Participant will not be taxed. Full redemptions do not qualify for special capital gains treatment nor 5-year income averaging applicable to qualified plan lump sum distributions. However, if a Participant makes a full redemption after attaining age 59 1/2 or on account of a separation from service, he/she may delay including the distribution in income by making a rollover transfer, subject to requirements set by the Code, to an Individual Retirement Account or another Section 403(b) annuity. A partial redemption of at least 50% of the balance to the credit of a Participant on account of a separation from service may be rolled over to an Individual Retirement Account, subject to requirements set by the Code.

     If the Participant receives any amount under the Contract, the Participant must pay an additional tax of 10% of the amount of the distribution includable in gross income for the taxable year. This additional tax shall not apply to distributions which are (1) made after the date on which the Participant attains age 59 1/2,

(2) made to a beneficiary on or after the death of the Participant, (3) attributable to the Participant's becoming permanently disabled, (4) made after separation from service in a series of substantially equal periodic payments made for the life (or life expectancy) of the Participant or the joint lives (or joint life expectancies) of the Participant and his beneficiary, (5) made to a Participant after separation of service after attainment of age 55, (6) made to a Participant for medical care (not to exceed the amount deductible by the employee), or (7) paid to alternate payees under a qualified domestic relations order.

     RESTRICTIONS ON WITHDRAWALS OF ELECTIVE CONTRIBUTIONS. Effective January 1, 1989 and thereafter, any funds in the Participant's account balance other than funds attributable to assets held at the close of the last year beginning before January 1, 1989 will be restricted from withdrawal except upon attainment of age 59 1/2, separation from service, death, disability or hardship (hardship withdrawals are to be limited to the amount of the Participant's own contributions exclusive of earnings). However, any funds in the Participant's account balance attributable to employer contributions, if any, and the earnings thereon will not be restricted unless specifically provided for by the employer's plan.

     In tax years beginning after 1988, Section 403(b) Plans (other than church plans) will be subject to nondiscrimination and coverage requirements, as well as special rules with respect to minimum distributions.

SECTION 401(a) PLANS

     An employer maintaining a pension or profit sharing Plan which satisfies the requirements of Section 401(a) of the Code may make contributions to the Contract which are generally currently deductible by the employer and are not currently taxed to the Participants. The Code prescribes various limitations on the maximum amount which may be contributed on behalf of any Participant. In addition, Participants may make after-tax contributions to the Contract if their
Section 401(a) Plan permits.

     When Fixed Annuity payments commence, or if the Participant obtains a partial redemption of the Units credited to his/her Accumulation Account under the Contract, the amount received will be includable as ordinary income in the year received, except that such portion of any amount received as is deemed to represent a return of Participant after-tax Purchase Payments will not be taxed. Full redemptions may qualify for special capital gains treatment or 5-year or 10-year income averaging if the payment constitutes a "lump sum distribution," as that term is defined in the Code.

     The rules governing rollovers of distributions from a Section 401(a) Plan are parallel to those dealing with distributions from Section 403(b) annuities. In addition, the 10% penalty on premature distributions from Section 403(b) annuities is also applicable to Section 401(a) Plan distributions.

SECTION 408 (IRA) CONTRACTS

     An individual, participating under a Contract which satisfies the requirements of Section 408 of the Code, may make contributions to the Contract. The Code prescribes various limitations on the maximum amounts which may be contributed by or on behalf of the Participant and on the deductibility of the contributions for federal income tax purposes. No federal income tax is payable by the Participant on increases in the value of his/her Accumulation Account until payments are received by the Participant.

     When Fixed Annuity payments commence, or if the Participant obtains a partial redemption of the Units credited to his/her Accumulation Account under the Contract, the amount received will be includable as ordinary income in the year received, except that such portion of any amount received which is deemed to represent a return of Participant non-deductible Purchase Payments will not be taxed. Full or partial redemptions do not qualify for special capital gains treatment nor 10-year income averaging applicable to certain qualified plan distributions.

     If the Participant receives any amount under the Contract prior to attainment of age 59 1/2, the Participant must pay an additional excise tax of 10% of the amount of the distribution includable in gross income for the taxable year. The additional tax shall not apply to distributions which are (1) made to a beneficiary on or after the death of the Participant, (2) attributable to the Participant's becoming permanently disabled or (3) made in a series of substantially equal periodic payments made for the life (or life expectancy) of the Participant or the joint lives (or joint life expectancies) of the Participant and his/her beneficiary. Any full or partial redemption will not be includable in ordinary income if the Participant rolls over the distribution within 60 days to another IRA.

MINIMUM DISTRIBUTION REQUIREMENTS

     If the actual distributions from a qualified retirement plan, eligible state or local government deferred compensation plan or an IRA are less than the minimum required to be distributed commencing by April 1 in the calendar year following the year the Participant attains age 70 1/2 (see "Annuity Purchase Date", on page 23) the difference is considered to be an excess accumulation and the IRS may impose a 50% excise tax on this excess amount.

SECTION 457 PLANS

     Section 457 of the Code allows employees of or independent contractors who furnish services to a state or local government to establish a deferred compensation plan allowing the deferral of certain limited amounts of compensation by way of salary reduction. State and local government includes a state, a political subdivision of a state, any agency or instrumentality of either of them, a tax-exempt rural electric cooperative or its tax-exempt affiliates. Contributions are based on a special definition of compensation and include any amounts contributed to a Section 403(b) tax sheltered annuity for determining the contribution limits. All amounts deferred property bought with those amounts or income earned on those amounts remain the property of the employer and are subject to the claims of its general creditors. Distributions from a Section 457 Plan are subject to Section 401(a)(9) of the Code in addition to the rules applicable under Section 457 of the Code and must begin no later than the April 1st of the calendar year following the year in which the participant attains age 70 1/2.


NON-QUALIFIED DEFERRED COMPENSATION CONTRACTS


     Taxed employers may establish a non-qualified deferred compensation arrangement funded by non-qualified deferred compensation contracts allowing the deferral of compensation through salary reduction. Such Plans include, but are not limited to, excess benefit plans, plans maintained by an employer primarily for a select group of management or highly compensated employees, as well as rabbi and secular trusts. Taxed employers for these non-qualified deferred compensation Plans include corporations, partnerships, S corporations and any of their affiliates or subsidiaries. Contributions are determined on the Plan's definition of compensation. All amounts deferred by employees and any income earned thereon remain the property of the employer and are subject to the claims of its general creditors. In-service withdrawals from deferred compensation Plans may be permitted for reasons of hardship under certain conditions as specified in the Plans. Distributions from these Plans are permitted when the Participant terminates employment, becomes permanently disabled, retires, dies or as otherwise specified in the Plan. As a general rule, the Participant is subject to taxation upon receipt of the funds, and there is usually no tax consequences to the employer, i.e., no deduction is available for an employee's salary reduction agreement until paid out.

INCOME TAX WITHHOLDING

     Unless the Participant or payee elects to have no withholding, the taxable portion of distributions under a Contract will be subject to income tax withholding under federal and certain state laws. AUSA will notify recipients of taxable distributions under a Contract of their right to elect not to have withholding apply.

     For NQDC Contracts, no withholding is made and no election is needed.

     Effective January 1, 1992, distributions from qualified retirement plans and Section 403(b) Contracts, other than individual retirement arrangements ("IRAs") generally are subject to mandatory federal income tax withholding unless they either are:

          1. Part of a series of substantially equal periodic payments (at least annually) for the participant's life or life expectancy, the joint lives or life expectancies of the participant and his/her beneficiary, or a period certain of not less than 10 years, or

          2. Required by the Code upon the participant's attainment of age 70 1/2 or death.

     Such withholding will apply even if the distribution is rolled over into another qualified plan including an IRA. The withholding can be avoided if the participant's interest is directly transferred by the old plan to another eligible qualified plan including an IRA. A direct transfer to the new plan can be made only in accordance with the terms of the old plan. If withholding is not avoided, the amount withheld may be subject to income tax and penalties.

     Pursuant to Revenue Ruling 90-24 of the Code, an exchange of a Section 403(b) annuity contract for another Section 403(b) annuity contract may qualify as a tax-free exchange.

                                PERFORMANCE DATA

     From time to time the performance of one or more of the Subaccounts may be advertised. The performance data contained in these advertisements is based upon historical earnings and is not indicative of future performance. The data for each Subaccount reflects the results of the Underlying Diversified Subaccounts invested in and the corresponding series of Diversified Investors Portfolios and recurring charges and deductions borne by or imposed on the Subaccount, the Underlying Diversified Subaccounts and on the corresponding series of the Diversified Investors Portfolios.

     The performance data for the Subaccounts will reflect the "yield" and "total return". The "yield" of each of the Subaccounts refers to the income generated by an investment in that Subaccount over the 30 day period stated in the advertisement and is the result of dividing that income by the value of the Subaccount. The value of each Subaccount is the average daily number of Units outstanding multiplied by the Unit Value on the last day of the period. The "yield" reflects deductions for all charges, expenses, and fees. "Annualized total return" for each of the Subaccounts refers to the return a Contractholder would receive during the period indicated if a $1,000 Purchase Payment was made the indicated number of years ago. It reflects historical investment results less charges and deductions, with the distribution being made in cash rather than in the form of one of the settlement options, at the close of the period for which the "annualized total return" data is given.

     Total return is historical in nature and is not intended to indicate future performance. Total return will be quoted for the most recent one-year period, and the annualized total return will be quoted for the most recent five- and ten-year periods, or the period from the commencement of the public offering of the Contracts, if shorter.

     Actual total return quotations may also be advertised for other specified periods, such as calendar years and calendar quarters. Cumulative total return for periods of more than one year may also be quoted. These figures will be accompanied by the standard, annualized total return quotations.

     From time to time, information may be provided concerning general economic conditions and supply comparative performance data and rankings, with respect to comparable investments for the same period, for unmanaged market indices such as the Dow Jones Industrial Average and the Standard and Poor's 500, and from recognized independent sources such as Donoghue's Money Fund Report, Bank Rate Monitor, Money, Forbes, Barron's, Lipper Analytical Services, Inc., CDA Investment Technologies, Inc., Frank Russell Universe Data, Wiesenberger Investment Companies Service, Mutual Fund Values, Mutual Fund Forecaster, VARDS and Morningstar.

     In addition, reference may be made in advertisements to various indices including, without limitation, the Standard & Poor's 500 Stock Index, Salomon Brothers Broad Investment Grade Index and Lehman Brothers

Government/Corporate Bond Index, and Russell Price Driven Index, in order to provide the reader a basis of comparison for performance.

     Total returns calculated for any of the Subaccounts for any period which includes a period prior to the effective date of the registration statement will reflect the performance of all private accounts and collective investment vehicles managed by Diversified during the periods indicated with investment objectives, policies and restrictions substantially similar to the Conservative Strategic Variable Fund, Moderate Strategic Variable Fund and Aggressive Strategic Variable Fund, respectively, and which have been managed as they are expected to be managed. The commencement date on which Diversified began managing such collective investment vehicles is October 1, 1992. These returns are adjusted to assume that all charges, expenses and fees of the Conservative Fund, Moderate Fund and Aggressive Fund which are presently in effect were deducted during such periods.

     The average annual total returns at December 31, 1995 for all such private accounts and collective investment vehicles managed by Diversified, adjusted to assume that all such charges, expenses and fees presently in effect were deducted, are as follows:



                                                     1 YEAR    3 YEARS      SINCE INCEPTION
                                                     ------    -------     ---------------
        Conservative Fund..........................  15.36%      7.36%           6.75%
        Moderate Fund..............................  18.68%      9.45%           9.84%
        Aggressive Fund............................  23.01%     11.56%          13.24%


                            INDEPENDENT ACCOUNTANTS


     The financial statements of AUSA included in the Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, Des Moines, Iowa. Coopers & Lybrand L.L.P., New York, New York serve as independent accountants to Diversified Investors Strategic Variable Funds.


                               LEGAL PROCEEDINGS

     There are no material legal proceedings to which AUSA or Diversified Investors Strategic Variable Funds is a party.

                              FINANCIAL STATEMENTS

     The financial statements for AUSA, included in the Statement of Additional Information, should be distinguished from the financial statements of Diversified Investors Strategic Variable Funds and should be considered only as bearing on the ability of AUSA to meet its obligations under the Contracts. The financial statements of AUSA should not be considered as bearing on the investment performance of the assets held in Diversified Investors Strategic Variable Funds.

                             ADDITIONAL INFORMATION

     This prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted (including financial statements relating to AUSA) pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

     For further information with respect to AUSA and the Contracts offered by this Prospectus, including the Statement of Additional Information (which includes financial statements relating to AUSA), contact AUSA at its address or phone number set forth on the cover of this Prospectus.

                               TABLE OF CONTENTS
                                       OF
                      STATEMENT OF ADDITIONAL INFORMATION


                                         ITEM                                           PAGE
--------------------------------------------------------------------------------------  ----
Independent Accountants...............................................................     2
Sale of Contracts/Principal Underwriter...............................................     2
Texas Optional Retirement Program.....................................................     2
Investment Objectives.................................................................     2
     The Subaccounts..................................................................     2
     The Underlying Diversified Subaccounts/Portfolios................................     2
Investment Restrictions...............................................................    16
     Fundamental Policies.............................................................    16
     Operating Policies...............................................................    16
     Standard Performance Information.................................................    17
     Comparison of Subaccount Performance.............................................    17
Determination of Unit Value; Valuation of Securities..................................    19
Management............................................................................    20
Brokerage Allocation..................................................................    24
Financial Statements of AUSA..........................................................    24
Appendix..............................................................................   A-1
Index to Financial Statements.........................................................   F-1

           REQUEST FOR DIVERSIFIED INVESTORS STRATEGIC VARIABLE FUNDS
                      STATEMENT OF ADDITIONAL INFORMATION

     Detach and return in an envelope addressed to:

                                      AUSA
                             4 Manhattanville Road
                            Purchase, New York 10577

     Please make sure that your name and the address to which you wish AUSA to send the current Diversified Investors Strategic Variable Funds Statement of Additional Information appears below:

Name
    ----------------------------------------------------------------------------

Address
       -------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Employer
        ------------------------------------------------------------------------

                                    APPENDIX

                          APPLICABLE PREMIUM TAX RATES

                                                                         PREMIUM TAX RATE PERCENT
                                                                        ---------------------------
                                                                        QUALIFIED     NON-QUALIFIED
                                                                        ---------     -------------
California............................................................      .50%           2.35%
District of Columbia..................................................     2.25%           2.25%
Kentucky..............................................................     2.00%           2.00%
Maine.................................................................       --            2.00%
Nevada................................................................       --            3.50%
Pennsylvania..........................................................       --            2.00%
Puerto Rico...........................................................     1.00%           1.00%
South Dakota..........................................................       --            1.25%
West Virginia.........................................................     1.00%           1.00%
Wyoming...............................................................       --            1.00%

                      STATEMENT OF ADDITIONAL INFORMATION


                               NOVEMBER   , 1996


                        GROUP VARIABLE ANNUITY CONTRACTS

                                   ISSUED BY

                 DIVERSIFIED INVESTORS STRATEGIC VARIABLE FUNDS

                                      AND

                       AUSA LIFE INSURANCE COMPANY, INC.
          4 MANHATTANVILLE ROAD, PURCHASE, N.Y. 10577; (914) 697-8000


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS, BUT IT RELATES TO,
AND SHOULD BE READ IN CONJUNCTION WITH, THE PROSPECTUS DATED NOVEMBER   , 1996
FOR THE GROUP VARIABLE ANNUITY CONTRACTS ISSUED BY AUSA LIFE INSURANCE COMPANY, INC. ("AUSA") WHICH INVEST IN DIVERSIFIED INVESTORS STRATEGIC VARIABLE FUNDS ("THE SUBACCOUNTS"). THE PROSPECTUS IS AVAILABLE, AT NO CHARGE, BY WRITING AUSA LIFE AT 4 MANHATTANVILLE RD., PURCHASE, NEW YORK 10577 OR BY CALLING (914) 697-8000.


                               TABLE OF CONTENTS


                                         ITEM                                           PAGE
--------------------------------------------------------------------------------------  ----
Independent Accountants...............................................................    2
Sale of Contract/Principal Underwriter................................................    2
Texas Optional Retirement Program.....................................................    2
Investment Objectives and Policies....................................................    2
  The Subaccounts.....................................................................    2
  The Underlying Diversified Subaccounts/Portfolios...................................    2
Investment Restrictions...............................................................   16
  Fundamental Policies................................................................   16
  Operating Policies..................................................................   16
  Standard Performance Information....................................................   17
  Comparison of Subaccount Performance................................................   17
Determination of Unit Value; Valuation of Securities..................................   19
Management............................................................................   20
Brokerage Allocation..................................................................   24
Financial Statements of AUSA..........................................................   24
Appendix..............................................................................  A-1
Index To Financial Statements.........................................................  F-1

                            INDEPENDENT ACCOUNTANTS


     Coopers & Lybrand L.L.P., New York, New York serve as independent accountants to Diversified Investors Strategic Variable Funds. The financial statements of AUSA appearing on the following pages have been audited by Ernst & Young LLP, independent auditors, Des Moines, Iowa.


                    SALE OF CONTRACTS/PRINCIPAL UNDERWRITER

     Diversified Investors Securities Corp. ("DISC") is the principal underwriter and distributor of the Contracts which will be sold by registered representatives who are also licensed insurance agents of AUSA. The Contracts may also be sold through other broker-dealers authorized by DISC and applicable law and who may be insurance agents licensed by an insurance company other than AUSA. DISC is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

     DISC will not receive underwriting commissions. Registration as a broker-dealer does not mean that the SEC has passed upon the financial standing, fitness or conduct of any broker or dealer, or upon the merits of any security offering or upon any other matter relating to the business of any broker or dealer.

                       TEXAS OPTIONAL RETIREMENT PROGRAM

     Participants in the Texas Optional Retirement Program (the "Program") are subject to certain restrictions pertaining to redemptions. (See "Restrictions Under The Texas Optional Retirement Program" in the prospectus). Pursuant to Rule 6c-7 of the Investment Company Act of 1940, as amended, ("1940 Act"), the Registrant hereby represents that Rule 6c-7 of the 1940 Act is being relied upon and that the provisions of paragraphs (a) through (d) of each Rule have been complied with.

                       INVESTMENT OBJECTIVE AND POLICIES

THE SUBACCOUNTS

     The investment objectives and policies of each Subaccount are described in the Prospectus. There can, of course, be no assurance that a Subaccount will achieve its investment objective.

THE UNDERLYING DIVERSIFIED SUBACCOUNTS/PORTFOLIOS

     The following information supplements the discussion of the investment objectives and policies of the Underlying Diversified Subaccounts/Portfolios discussed in the Subaccounts' Prospectus. Set forth below are explanations of various investment techniques which may be employed by the Underlying Diversified Subaccounts/Portfolios.

     BANK OBLIGATIONS. Domestic commercial banks organized under federal law are supervised and examined by the Comptroller of the Currency and are required to be members of the Federal Reserve System. Domestic banks organized under state law are supervised and examined by state banking authorities but are members of the Federal Reserve System only if they elect to join. In addition, state banks are subject to federal examination and to a substantial body of federal law and regulation. As a result of federal or state laws and regulations, domestic banks, among other things, generally are required to maintain specified levels of reserves, are limited in the amounts which they can loan to a single borrower, and are subject to other regulations designed to promote financial soundness. However, not all of such laws and regulations apply to the foreign branches of domestic banks.

     Obligations of foreign branches and subsidiaries of domestic banks and domestic and foreign branches of foreign banks, such as certificates of deposit ("CDs") and time deposits ("TDs"), may be general obligations of the parent banks in addition to the issuing branch, or may be limited by the terms of a specific obligation and governmental regulation. Such obligations are subject to different risks than are those of domestic banks. These risks include foreign economic and political developments, foreign governmental restrictions that may adversely affect payment of principal and interest on the obligations, foreign exchange controls and foreign withholding and other taxes on interest income. These foreign branches and subsidiaries are not necessarily subject to the same or similar regulatory requirements that apply to domestic banks, such as mandatory reserve requirements, loan limitations, and accounting, auditing and financial record keeping requirements. In addition, less information may be publicly available about a foreign branch of a domestic bank or about a foreign bank than about a domestic bank.

     Obligations of United States branches of foreign banks may be general obligations of the parent bank in addition to the issuing branch, or may be limited by the terms of a specific obligation and by federal or state regulation as well as governmental action in the country in which the foreign bank has its head office. A domestic branch of a foreign bank with assets in excess of $1 billion may be subject to reserve requirements imposed by the Federal Reserve System or by the state in which the branch is located if the branch is licensed in that state.

     In addition, branches licensed by the Comptroller of the Currency and branches licensed by certain states may be required to: (1) pledge to the regulator, by depositing assets with a designated bank within the state, a certain percentage of their assets as fixed from time to time by the appropriate regulatory authority; and (2) maintain assets within the state in an amount equal to a specified percentage of the aggregate amount of liabilities of the foreign bank payable at or through all of its agencies or branches within the state.

     In view of the foregoing factors associated with the purchase of CDs and TDs issued by foreign branches of domestic banks, by foreign subsidiaries of domestic banks, by foreign branches of foreign banks or by domestic branches of foreign banks, the Advisers carefully evaluate such investments on a case-by-case basis.

     U.S. GOVERNMENT AND AGENCY SECURITIES. Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities include U.S. Treasury securities, which differ only in their interest rates, maturities and times of issuance. Treasury Bills have initial maturities of one year or less; Treasury Notes have initial maturities of one to ten years; and Treasury Bonds generally have initial maturities of greater than ten years. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities, for example, Government National Mortgage Association pass-through certificates, are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Federal Home Loan Banks, by the right of the issuer to borrow from the Treasury; others, such as those issued by the Federal National Mortgage Association, by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others, such as those issued by the Student Loan Marketing Association, only by the credit of the agency or instrumentality. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law. An Underlying Diversified Portfolio will invest in such securities only when the Advisers are satisfied that the credit risk with respect to the issuer is minimal.

     COMMERCIAL PAPER. Commercial paper consists of short-term (usually from 1 to 270 days) unsecured promissory notes issued by corporations in order to finance their current operations. A variable amount master demand note (which is a type of commercial paper) represents a direct borrowing arrangement involving periodically fluctuating rates of interest under an agreement between a commercial paper issuer and an institutional lender pursuant to which the lender may determine to invest varying amounts.

     The Underlying Diversified Portfolios may purchase three types of commercial paper, as classified by exemption from registration under the Securities Act of 1933, as amended (the "1933 Act"). The three types include open market, privately placed, and letter of credit commercial paper. Trading of such commercial paper is conducted primarily by institutional investors through investment dealers or directly through the issuers. Individual investor participation in the commercial paper market is very limited.

     Open Market. "Open market" commercial paper refers to the commercial paper of any industrial, commercial, or financial institution which is openly traded, including directly issued paper. "Open market" paper's 1933 Act exemption is under Section 3(a)(3) which limits the use of proceeds to current transactions, limits maturities to 270 days and requires that the paper contain no provision for automatic rollovers.

     Privately Placed. "Privately placed" commercial paper relies on the exemption from registration provided by Section 4(2), which exempts transactions by an issuer not involving any public offering. The commercial paper may only be offered to a limited number of accredited investors. "Privately placed" commercial paper has no maturity restriction.

     Letter of Credit. "Letter of credit" commercial paper is exempt from registration under Section 3(a)(2) of the 1933 Act. It is backed by an irrevocable or unconditional commitment by a bank to provide funds for repayment of the notes. Unlike "open market" and "privately placed" commercial paper, "letter of credit" paper has no limitations on purchases.

     VARIABLE RATE AND FLOATING RATE SECURITIES. The Underlying Diversified Portfolios may purchase floating and variable rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of 397 days, but which permit the holder to demand payment of principal at any time, or at specified intervals not exceeding 397 days, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit a Portfolio to invest fluctuating amounts, which may change daily without penalty, pursuant to direct arrangements between the Portfolio, as lender, and the borrower. The interest rates on these notes fluctuate from time to time. The issuer of such obligations normally has a corresponding right, after a given period, to prepay in its discretion the outstanding principal amount of the obligations plus accrued interest upon a specified number of days' notice to the holders of such obligations. The interest rate on a floating rate demand obligation is based on a known lending rate, such as a bank's prime rate, and is adjusted automatically each time such rate is adjusted. The interest rate on a variable rate demand obligation is adjusted automatically at specified intervals. Frequently, such obligations are collateralized by letters of credit or other credit support arrangements provided by banks. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, an Underlying Diversified Portfolio's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Such obligations frequently are not rated by credit rating agencies and an Underlying Diversified Portfolio may invest in obligations which are not so rated only if the Advisers determine that at the time of investment the obligations are of comparable quality to the other obligations in which the Portfolio may invest. The Advisers, on behalf of an Underlying Diversified Portfolio, will consider on an ongoing basis the creditworthiness of the issuers of the floating and variable rate demand obligations held by the Portfolio. The Underlying Diversified Portfolios will not invest more than 15% (10% in the case of the Money Market Portfolio) of the value of their net assets in floating or variable rate demand obligations as to which they cannot exercise the demand feature on not more than seven days' notice if there is no secondary market available for these obligations, and in other securities that are not readily marketable. See "Investment Restrictions" below.

     PARTICIPATION INTERESTS. An Underlying Diversified Portfolio may purchase from financial institutions participation interests in securities in which such Portfolio may invest. A participation interest gives a Portfolio an undivided interest in the security in the proportion that the Portfolio's participation interest bears to the total principal amount of the security. These instruments may have fixed, floating or variable rates of interest, with remaining maturities of 13 months or less. If the participation interest is unrated, or has been given a rating below that which is permissible for purchase by the Underlying Diversified Portfolio, the participation interest will be backed by an irrevocable letter of credit or guarantee of a bank, or the payment obligation otherwise will be collateralized by U.S. Government securities, or, in the case of unrated participation interests, the Advisers must have determined that the instrument is of comparable quality to those instruments in which an Underlying Diversified Portfolio may invest. For certain participation interests, an Underlying Diversified Portfolio will have the right to demand payment, on not more than seven days' notice, for all or any part of the Portfolio's participation interest in the security, plus accrued interest. As to these instruments, an Underlying Diversified Portfolio intends to exercise its right to demand payment only upon a default under the terms of the security, as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio. An Underlying Diversified Portfolio will not invest more than 15% (10% in the case of the Money Market Portfolio) of its net assets in participation interests that do not have this demand feature, and in other securities that are not readily marketable. See "Investment Restrictions" below.

     ILLIQUID SECURITIES. Historically, illiquid securities have included securities subject to contractual or legal restrictions on resale because they have not been registered under the 1933 Act, securities which are otherwise not readily marketable and repurchase agreements having a maturity of longer than seven days. Securities which have not been registered under the 1933 Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Mutual funds do not typically hold a significant amount of these restricted or other illiquid securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and a mutual fund might be unable to dispose of restricted or other illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days. A mutual fund might also have to register such restricted securities in order to dispose of them which, if possible at all, would result in additional expense and delay. Adverse market conditions could impede such a public offering of securities.

     In recent years, however, a large institutional market has developed for certain securities that are not registered under the 1933 Act, including repurchase agreements, commercial paper, foreign securities, municipal securities and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer's ability to honor a demand for repayment. The fact that there are contractual or legal restrictions on resale of such investments to the general public or to certain institutions may not be indicative of their liquidity.

     The Securities and Exchange Commission (the "SEC") has adopted Rule 144A, which allows a broader institutional trading market for securities otherwise subject to restriction on their resale to the general public. Rule 144A establishes a "safe harbor" from the registration requirements of the 1933 Act for resales of certain securities to qualified institutional buyers.

     The Advisers will monitor the liquidity of Rule 144A securities for each Portfolio under the supervision of the Board of Trustees of the Underlying Diversified Portfolios. In reaching liquidity decisions, the Advisers will consider, among other things, the following factors: (1) the frequency of trades and quotes for the security, (2) the number of dealers and other potential purchasers wishing to purchase or sell the security, (3) dealer undertakings to make a market in the security and (4) the nature of the security and of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer).

     UNSECURED PROMISSORY NOTES. An Underlying Diversified Portfolio also may purchase unsecured promissory notes ("Notes") which are not readily marketable and have not been registered under the 1933 Act, provided such investments are consistent with the Portfolio's investment objective. The Notes purchased by the Portfolio will have remaining maturities of 13 months or less and will be deemed by the Board of Trustees of the Portfolio to present minimal credit risks and will meet the quality criteria set forth above under "Investment Policies." The Portfolio will invest no more than 15% (10% in the case of the Money Market Portfolio) of its net assets in such Notes and in other securities that are not readily marketable (which securities would include floating and variable rate demand obligations as to which the Portfolio cannot exercise the demand feature described above and as to which there is no secondary market). See "Investment Restrictions" below.

     REPURCHASE AGREEMENTS AND REVERSE REPURCHASE AGREEMENTS. Repurchase agreements are agreements by which a person purchases a security and simultaneously commits to resell that security to the seller (which is usually a member bank of the Federal Reserve System or a member firm of the New York Stock Exchange (or a subsidiary thereof)) at an agreed-upon date within a number of days (usually not more than seven) from the date of purchase. The resale price reflects the purchase price plus an agreed-upon market rate of interest which is unrelated to the coupon rate or maturity of the purchased security. A repurchase agreement involves the obligation of the seller to pay the agreed-upon price, which obligation is in effect secured by the value of the underlying security, usually U.S. Government or government agency issues. Under the Investment

Company Act of 1940, as amended (the "1940 Act"), repurchase agreements may be considered to be loans by the buyer. An Underlying Diversified Portfolio's risk is limited to the ability of the seller to pay the agreed upon amount on the delivery date. If the seller defaults, the underlying security constitutes collateral for the seller's obligation to pay although an Underlying Diversified Portfolio may incur certain costs in liquidating this collateral and in certain cases may not be permitted to liquidate this collateral. All repurchase agreements entered into by the Underlying Diversified Portfolios are fully collateralized, with such collateral being marked to market daily.

     The Underlying Diversified Portfolios may borrow funds for temporary or emergency purposes, such as meeting larger than anticipated redemption requests, and not for leverage. One means of borrowing is by agreeing to sell portfolio securities to financial institutions such as banks and broker-dealers and to repurchase them at a mutually agreed date and price (a "reverse repurchase agreement"). At the time a Portfolio enters into a reverse repurchase agreement it will place in a segregated custodial account cash, U.S. Government securities or high-grade debt obligations having a value equal to the repurchase price, including accrued interest. Reverse repurchase agreements involve the risk that the market value of the securities sold by the Underlying Diversified Portfolio may decline below the repurchase price of those securities.

     FOREIGN SECURITIES -- ALL PORTFOLIOS. The Underlying Diversified Portfolios may invest their assets in securities of foreign issuers. Investing in securities issued by companies whose principal business activities are outside the United States may involve significant risks not present in domestic investments. For example, there is generally less publicly available information about foreign companies, particularly those not subject to the disclosure and reporting requirements of the U.S. securities laws. Foreign issuers are generally not bound by uniform accounting, auditing and financial reporting requirements comparable to those applicable to domestic issuers. Investments in foreign securities also involve the risk of possible adverse changes in investment or exchange control regulations, expropriation or confiscatory taxation, brokerage or other taxation, limitation on the removal of funds or other assets of an Underlying Diversified Portfolio, political or financial instability or diplomatic and other developments which would affect such investments. Further, economies of particular countries or areas of the world may differ favorably or unfavorably from the economy of the United States.

     It is anticipated that in most cases the best available market for foreign securities would be on exchanges or in over-the-counter markets located outside the United States. Foreign stock markets, while growing in volume and sophistication, are generally not as developed as those in the United States, and securities of some foreign issuers (particularly those located in developing countries) may be less liquid and more volatile than securities of comparable United States companies. Foreign security trading practices, including those involving securities settlement where an Underlying Diversified Portfolio's assets may be released prior to receipt of payment, may expose a Portfolio to increased risk in the event of a failed trade or the insolvency of a foreign broker-dealer. In addition, foreign brokerage commissions are generally higher than commissions on securities traded in the United States and may be non-negotiable. In general, there is less overall governmental supervision and regulation of foreign securities exchanges, brokers and listed companies than in the United States.

     FOREIGN SECURITIES -- MONEY MARKET PORTFOLIO. The Money Market Portfolio may invest in the following foreign securities: (i) U.S. dollar-denominated obligations of foreign branches and subsidiaries of domestic banks and foreign banks (such as Eurodollar CDs, which are U.S. dollar-denominated CDs issued by branches of foreign and domestic banks located outside the United States; Eurodollar TDs ("ETDs"), which are U.S. dollar-denominated deposits in a foreign branch of a foreign or domestic bank; and Canadian TDs, which are essentially the same as ETDs except they are issued by branches of major Canadian banks),
(ii) high quality, U.S. dollar-denominated short-term bonds and notes (including variable amount master demand notes) issued by foreign corporations, (including Canadian commercial paper, which is commercial paper issued by a Canadian corporation or a Canadian counterpart of a U.S. corporation, and Europaper, which is U.S. dollar-denominated commercial paper of a foreign issuer) and (iii) U.S. dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities that are determined by the Advisers to be of comparable quality to the other obligations in which the Money Market Portfolio may invest. Such securities also include debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. Examples include the International Bank for Reconstruction and Development (the World Bank), the European Coal and Steel Community, the Asian Development Bank and the InterAmerican Development Bank.

     FOREIGN SECURITIES -- PORTFOLIOS OTHER THAN MONEY MARKET PORTFOLIO. Not more than 5% of an Underlying Diversified Portfolio's assets may be invested in closed-end investment companies which primarily hold foreign securities. Investments in such companies may entail the risk that the market value of such investments may be substantially less than their net asset value and that there would be duplication of investment management and other fees and expenses.

     Securities of foreign issuers include investments in sponsored American Depository Receipts ("ADRs"). ADRs are depository receipts for securities of foreign issuers and provide an alternative method for a Portfolio to make foreign investments. These securities will not be denominated in the same currency as the securities into which they may be converted. Generally, ADRs, in registered form, are designed for use in U.S. securities markets. ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities.

     The Underlying Diversified Portfolios may invest in foreign securities that impose restrictions on transfer within the United States or to United States persons. Although securities subject to such transfer restrictions may be marketable abroad, they may be less liquid than foreign securities of the same class that are not subject to such restrictions.

     FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS. Because some Underlying Diversified Portfolios may buy and sell securities denominated in currencies other than the U.S. dollar and receive interest, dividends and sale proceeds in currencies other than the U.S. dollar, the Underlying Diversified Portfolios from time to time may enter into foreign currency exchange transactions to convert to and from different foreign currencies and to convert foreign currencies to and from the U.S. dollar. The Underlying Diversified Portfolios either enter into these transactions on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market or use forward contracts to purchase or sell foreign currencies.

     A forward foreign currency exchange contract is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract. Forward foreign currency exchange contracts establish an exchange rate at a future date. These contracts are transferable in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A forward foreign currency exchange contract generally has no deposit requirement and is traded at a net price without commission. An Underlying Diversified Portfolio maintains with its custodian a segregated account of high grade liquid assets in an amount at least equal to its obligations under each forward foreign currency exchange contract. Neither spot transactions nor forward foreign currency exchange contracts eliminate fluctuations in the prices of foreign securities or in foreign exchange rates, or prevent loss if the prices of these securities should decline.

     The Underlying Diversified Portfolios may enter into foreign currency hedging transactions in an attempt to protect against changes in foreign currency exchange rates between the trade and settlement dates of specific securities transactions or changes in foreign currency exchange rates that would adversely affect a portfolio position or an anticipated investment position. With respect to Underlying Diversified Portfolios other than the International Equity Portfolio consideration of the prospect for currency parities will be incorporated into the Advisers' long-term investment decisions. Therefore these Underlying Diversified Portfolios will not routinely enter into foreign currency hedging transactions with respect to security transactions; however, the Advisers believe that it is important to have the flexibility to enter into foreign currency hedging transactions when they determine that the transactions would be in an Underlying Diversified Portfolio's best interest. Although these transactions tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might be realized should the value of the hedged currency increase. The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of such securities between the date the forward contract is entered into and the date it matures. The projection of currency market movements is extremely difficult, and the successful execution of a hedging strategy is highly uncertain.

     While these contracts are not presently regulated by the Commodity Futures Trading Commission ("CFTC"), the CFTC may in the future assert authority to regulate forward contracts. In such event, the ability to utilize forward contracts in the manner set forth in the Prospectus may be restricted. Forward contracts may reduce the potential gain from a positive change in the relationship between the U.S. dollar and foreign currencies. Unanticipated changes in currency prices may result in poorer overall performance for a Underlying Diversified Portfolio than if it had not entered into such contracts. The use of foreign currency forward contracts may not eliminate fluctuations in the underlying U.S. dollar equivalent value of the prices of or rates of return on a Underlying Diversified Portfolio's foreign currency denominated portfolio securities and the use of such techniques will subject the Underlying Diversified Portfolio to certain risks.

     The matching of the increase in value of a forward contract and the decline in the U.S. dollar equivalent value of the foreign currency denominated asset that is the subject of the hedge generally will not be precise. In addition, a Underlying Diversified Portfolio may not always be able to enter into foreign currency forward contracts at attractive prices and this will limit a Underlying Diversified Portfolio's ability to use such contract to hedge or cross-hedge its assets. Also, with regard to a Underlying Diversified Portfolio's use of cross-hedges, there can be no assurance that historical correlations between the movement of certain foreign currencies relative to the U.S. dollar will continue. Thus, at any time poor correlation may exist between movements in the exchange rates of the foreign currencies underlying a Underlying Diversified Portfolio's cross-hedges and the movements in the exchange rates of the foreign currencies in which the Underlying Diversified Portfolio's assets that are the subject of such cross-hedges are denominated.

     GUARANTEED INVESTMENT CONTRACTS. The Underlying Diversified Portfolios may invest in guaranteed investment contracts ("GICs") issued by insurance companies. Pursuant to such contracts, a Portfolio makes cash contributions to a deposit fund of the insurance company's general account. The insurance company then credits to the fund guaranteed interest. The GICs provide that this guaranteed interest will not be less than a certain minimum rate. The insurance company may assess periodic charges against a GIC for expenses and service costs allocable to it, and the charges will be deducted from the value of the deposit fund. Because a Portfolio may not receive the principal amount of a GIC from the insurance company on seven days' notice or less, the GIC is considered an illiquid investment and, together with other instruments in a Portfolio which are not readily marketable, will not exceed 15% (10% in the case of the Money Market Portfolio) of the Portfolio's net assets. The term of a GIC will be 13 months or less. In determining average weighted portfolio maturity, a GIC will be deemed to have a maturity equal to the longer of the period of time remaining until the next readjustment of the guaranteed interest rate or the period of time remaining until the principal amount can be recovered from the issuer through demand.

     WHEN-ISSUED SECURITIES. The Underlying Diversified Portfolios may purchase securities on a "when-issued" or on a "forward delivery" basis. It is expected that, under normal circumstances, the Portfolios would take delivery of such securities. When a Portfolio commits to purchase a security on a "when-issued" or on a "forward delivery" basis, the Portfolio establishes procedures consistent with the relevant policies of the SEC. Since those policies currently recommend that an amount of a Portfolio's assets equal to the amount of the purchase be held aside or segregated to be used to pay for the commitment, the Portfolio expects always to have cash, cash equivalents, or high quality debt securities sufficient to cover any commitments or to limit any potential risk. However, although a Portfolio does not intend to make such purchases for speculative purposes and intends to adhere to the provisions of SEC policies, purchases of securities on such bases may involve more risk than other types of purchases. For example, a Portfolio may have to sell assets which have been set aside in order to meet redemptions. Also, if a Portfolio determines it is advisable as a matter of investment strategy to sell the "when-issued" or "forward delivery" securities, a Portfolio would be required to meet its obligations from the then available cash flow or the sale of securities, or, although it would not normally expect to do so, from the sale of the "when-issued" or "forward delivery" securities themselves (which may have a value greater or less than the Portfolio's payment obligation).

     ZERO COUPON OBLIGATIONS. An Underlying Diversified Portfolio may acquire zero coupon obligations when consistent with its investment objective and policies. Such obligations have greater price volatility than coupon obligations and will not result in payment of interest until maturity. Since dividend income is accrued throughout the term of the zero coupon obligation but is not actually received until maturity, a Portfolio may have to sell other securities to pay said accrued dividends prior to maturity of the zero coupon obligation.

     FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS -- UNDERLYING DIVERSIFIED PORTFOLIOS OTHER THAN MONEY MARKET PORTFOLIO. The successful use of such instruments draws upon the Advisers' skill and experience with respect to such instruments. Should interest or exchange rates move in an unexpected manner, an Underlying Diversified Portfolio may not achieve the anticipated benefits of futures contracts or options on futures contracts or may realize losses and thus will be in a worse position than if such strategies had not been used. In addition, the correlation between movements in the price of futures contracts or options on futures contracts and movements in the price of the securities and currencies hedged or used for cover will not be perfect and could produce unanticipated losses.

     An Underlying Diversified Portfolio may enter into contracts for the purchase or sale for future delivery of fixed-income securities or foreign currencies, or contracts based on financial indices including any index of U.S. Government securities, foreign government securities or corporate debt securities. U.S. futures contracts have been designed by exchanges which have been designated "contracts markets" by the CFTC, and must be executed through a futures commission merchant, or brokerage firm, which is a member of the relevant contract market. Futures contracts trade on a number of exchange markets, and, through their clearing corporations, the exchanges guarantee performance of the contracts as between the clearing members of the exchange. A Portfolio may enter into futures contracts which are based on debt securities that are backed by the full faith and credit of the U.S. Government, such as long-term U.S. Treasury Bonds, Treasury Notes, Government National Mortgage Association modified pass-through mortgage-backed securities and three-month U.S. Treasury Bills. A Portfolio may also enter into futures contracts which are based on bonds issued by entities other than the U.S. Government.

     Purchases or sales of stock index futures contracts are used to attempt to protect the Underlying Diversified Portfolio's current or intended stock investments from broad fluctuations in stock prices. For example, the Portfolio may sell stock index futures contracts in anticipation of or during a decline in the market value of the Portfolio's securities. If such decline occurs, the loss in value of portfolio securities may be offset, in whole or part, by gains on the futures position. When a Portfolio is not fully invested in the securities market and anticipates a significant market advance, it may purchase stock index futures contracts in order to gain rapid market exposure that may, in part or entirely, offset increases in the cost of securities that the Portfolio intends to purchase. As such purchases are made, the corresponding positions in stock index futures contracts will be closed out. In a substantial majority of these transactions, the Portfolio will purchase such securities upon termination of the futures position, but under unusual market conditions, a long futures position may be terminated without a related purchase of securities.

     At the same time a futures contract is purchased or sold, the Portfolio must allocate cash or securities as a deposit payment ("initial deposit"). It is expected that the initial deposit would be approximately 1/2% to 5% of a contract's face value. Daily thereafter, the futures contract is valued and the payment of "variation margin" may be required, since each day the Portfolio would provide or receive cash that reflects any decline or increase in the contract's value.

     At the time of delivery of securities pursuant to such a contract, adjustments are made to recognize differences in value arising from the delivery of securities with a different interest rate from that specified in the contract. In some (but not many) cases, securities called for by a futures contract may not have been issued when the contract was written.

     Although futures contracts by their terms call for the actual delivery or acquisition of securities, in most cases the contractual obligation is fulfilled before the date of the contract without having to make or take delivery of the securities. The offsetting of a contractual obligation is accomplished by buying (or selling, as the case may be) on a commodities exchange an identical futures contract calling for delivery in the same month. Such a transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the securities. Since all transactions in the futures market are made, offset or fulfilled through a clearinghouse associated with the exchange on which the contracts are traded, a Portfolio will incur brokerage fees when it purchases or sells futures contracts.

     The purpose of the acquisition or sale of a futures contract, in the case of an Underlying Diversified Portfolio which holds or intends to acquire fixed-income securities, is to attempt to protect the Portfolio from fluctuations in interest or foreign exchange rates without actually buying or selling fixed-income securities or foreign currencies. For example, if interest rates were expected to increase, a Portfolio might enter into futures contracts for the sale of debt securities. Such a sale would have much the same effect as selling an equivalent value of the debt securities owned by the Portfolio. If interest rates did increase, the value of the debt security in a Portfolio would decline, but the value of the futures contracts to the Portfolio would increase at approximately the same rate, thereby keeping the net asset value of the Portfolio from declining as much as it otherwise would have. The Portfolio could accomplish similar results by selling debt securities and investing in bonds with short maturities when interest rates are expected to increase. However, since the futures market is more liquid than the cash market, the use of futures contracts as an investment technique allows a Portfolio to maintain a defensive position without having to sell its portfolio securities.

     Similarly, when it is expected that interest rates may decline, futures contracts may be purchased to attempt to hedge against anticipated purchases of debt securities at higher prices. Since the fluctuations in the value of futures contracts should be similar to those of debt securities, a Portfolio could take advantage of the anticipated rise in the value of debt securities without actually buying them until the market had stabilized. At that time, the futures contracts could be liquidated and the Portfolio could then buy debt securities on the cash market. To the extent a Portfolio enters into futures contracts for this purpose, the assets in the segregated asset account maintained to cover the Portfolio's obligations with respect to such futures contracts will consist of cash, cash equivalents or high quality liquid debt securities from its portfolio in an amount equal to the difference between the fluctuating market value of such futures contracts and the aggregate value of the initial and variation margin payments made by the Portfolio with respect to such futures contracts.

     The ordinary spreads between prices in the cash and futures market, due to differences in the nature of those markets, are subject to distortions. First, all participants in the futures market are subject to initial deposit and variation margin requirements. Rather than meeting additional variation margin requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the margin deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may cause temporary price distortions. Due to the possibility of distortion, a correct forecast of general interest rate trends by the Advisers may still not result in a successful transaction.

     In addition, futures contracts entail risks. Although the Advisers believe that use of such contracts will benefit the Underlying Diversified Portfolios, if the Advisers' investment judgment about the general direction of interest rates is incorrect, a Portfolio's overall performance would be poorer than if it had not entered into any such contract. For example, if a Portfolio has hedged against the possibility of an increase in interest rates which would adversely affect the price of debt securities held by it and interest rates decrease instead, the Portfolio will lose part or all of the benefit of the increased value of its debt securities which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if a Portfolio has insufficient cash, it may have to sell debt securities to meet daily variation margin requirements. Such sales of bonds may be, but will not necessarily be, at increased prices which reflect the rising market. An Underlying Diversified Portfolio may have to sell securities at a time when it may be disadvantageous to do so.

     The Underlying Diversified Portfolios intend to purchase and write options on futures contracts for hedging purposes. The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. Depending on the pricing of the option compared to either the price of the futures contract upon which it is based or the price of the underlying debt securities, it may or may not be less risky than ownership of the futures contract or underlying debt securities. As with the purchase of futures contracts, when a Portfolio is not fully invested it may purchase a call option on a futures contract to hedge against a market advance due to declining interest rates.

     The writing of a call option on a futures contract constitutes a partial hedge against declining prices of the security or foreign currency which is deliverable upon exercise of the futures contract. If the futures price at expiration of the option is below the exercise price, a Portfolio will retain the full amount of the option premium which provides a partial hedge against any decline that may have occurred in the Portfolio's portfolio holdings. The writing of a put option on a futures contract constitutes a partial hedge against increasing prices of the security or foreign currency which is deliverable upon exercise of the futures contract. If the futures price at expiration of the option is higher than the exercise price, the Portfolio will retain the full amount of the option premium which provides a partial hedge against any increase in the price of securities which the Portfolio intends to purchase. If a put or call option the Portfolio has written is exercised, the Portfolio will incur a loss which will be reduced by the amount of the premium it receives. Depending on the degree of correlation between changes in the value of its portfolio securities and changes in the value of its futures positions, the Portfolio's losses from existing options on futures may to some extent be reduced or increased by changes in the value of portfolio securities.

     The purchase of a put option on a futures contract is similar in some respects to the purchase of protective put options on portfolio securities. For example, a Portfolio may purchase a put option on a futures contract to hedge its portfolio against the risk of rising interest rates.

     The amount of risk an Underlying Diversified Portfolio assumes when it purchases an option on a futures contract is the premium paid for the option plus related transaction costs. In addition to the correlation risks discussed above, the purchase of an option also entails the risk that changes in the value of the underlying futures contract will not be fully reflected in the value of the option purchased.

     The Board of Trustees of the Underlying Diversified Portfolios has adopted the requirement that futures contracts and options on futures contracts be used either (i) as a hedge without regard to any quantitative limitation, or (ii) for other purposes to the extent that immediately thereafter the aggregate amount of margin deposits on all (non-hedge) futures contracts of the Portfolio and premiums paid on outstanding (non-hedge) options on futures contracts owned by the Portfolio does not exceed 5% of the market value of the total assets of the Portfolio. In addition, the aggregate market value of the outstanding futures contracts purchased by the Portfolio may not exceed 50% of the market value of the total assets of the Portfolio. Neither of these restrictions will be changed by the Underlying Diversified Portfolio's Board of Trustees without considering the policies and concerns of the various applicable federal and state regulatory agencies.

     An Underlying Diversified Portfolio may purchase and write options on foreign currencies for hedging purposes in a manner similar to that in which futures contracts on foreign currencies, or forward contracts, will be utilized. For example, a decline in the dollar value of a foreign currency in which portfolio securities are denominated will reduce the dollar value of such securities, even if their value in the foreign currency remains constant. In order to protect against such diminutions in the value of portfolio securities, the Portfolio may purchase put options on the foreign currency. If the value of the currency does decline, a Portfolio will have the right to sell such currency for a fixed amount in dollars and will thereby offset, in whole or in part, the adverse effect on its portfolio which otherwise would have resulted.

     Conversely, where a rise in the dollar value of a currency in which securities to be acquired are denominated is projected, thereby increasing the cost of such securities, the Portfolio may purchase call options thereon. The purchase of such options could offset, at least partially, the effects of the adverse movements in exchange rates. As in the case of other types of options, however, the benefit to the Portfolio deriving from purchases of foreign currency options will be reduced by the amount of the premium and related transaction costs. In addition, where currency exchange rates do not move in the direction or to the extent anticipated, the Portfolio could sustain losses on transactions in foreign currency options which would require it to forego a portion or all of the benefits of advantageous changes in such rates.

     An Underlying Diversified Portfolio may write options on foreign currencies for the same types of hedging purposes. For example, where a Portfolio anticipates a decline in the dollar value of foreign currency denominated securities due to adverse fluctuations in exchange rates it could, instead of purchasing a put option, write a call option on the relevant currency. If the expected decline occurs, the options will most likely not be exercised, and the diminution in value of portfolio securities will be offset by the amount of the premium received.

     Similarly, instead of purchasing a call option to hedge against an anticipated increase in the dollar cost of securities to be acquired, the Portfolio could write a put option on the relevant currency which, if rates move in the manner projected, will expire unexercised and allow the Portfolio to hedge such increased cost up to the amount of the premium. As in the case of other types of options, however, the writing of a foreign currency option will constitute only a partial hedge up to the amount of the premium, and only if rates move in the expected direction. If this does not occur, the option may be exercised and the Portfolio would be required to purchase or sell the underlying currency at a loss which may not be offset by the amount of the premium. Through the writing of options on foreign currencies, the Portfolio also may be required to forego all or a portion of the benefits which might otherwise have been obtained from favorable movements in exchange rates.

     The Underlying Diversified Portfolios intend to write covered call options on foreign currencies. A call option written on a foreign currency by a Portfolio is "covered" if the Portfolio owns the underlying foreign currency covered by the call or has an absolute and immediate right to acquire that foreign currency without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other foreign currency held in its portfolio. A call option is also covered if the Portfolio has a call on the same foreign currency and in the same principal amount as the call written where the exercise price of the call held
(a) is equal to or less than the exercise price of the call written or (b) is greater than the exercise price of the call written if the difference is maintained by the Portfolio in cash, U.S. Government securities and other high quality liquid debt securities in a segregated account with its custodian.

     The Underlying Diversified Portfolios also intend to write call options on foreign currencies that are not covered for cross-hedging purposes. A call option on a foreign currency is for cross-hedging purposes if it is not covered, but is designed to provide a hedge against a decline in the U.S. dollar value of a security which the Portfolio owns or has the right to acquire and which is denominated in the currency underlying the option due to an adverse change in the exchange rate. In such circumstances, the Portfolio collateralizes the option by maintaining in a segregated account with its custodian, cash or U.S. Government securities or other high quality liquid debt securities in an amount not less than the value of the underlying foreign currency in U.S. dollars marked to market daily.

     Unlike transactions entered into by a Portfolio in futures contracts, options on foreign currencies and forward contracts are not traded on contract markets regulated by the CFTC or (with the exception of certain foreign currency options) by the SEC. To the contrary, such instruments are traded through financial institutions acting as market-makers, although foreign currency options are also traded on certain national securities exchanges, such as the Philadelphia Stock Exchange and the Chicago Board Options Exchange, subject to SEC regulation. Similarly, options on currencies may be traded over-the-counter. In an over-the-counter trading environment, many of the protections afforded to exchange participants will not be available. For example, there are no daily price fluctuation limits, and adverse market movements could therefore continue to an unlimited extent over a period of time. Although the purchaser of an option cannot lose more than the amount of the premium plus related transaction costs, this entire amount could be lost. Moreover, the option writer and a trader of forward contracts could lose amounts substantially in excess of their initial investments, due to the margin and collateral requirements associated with such positions.

     Options on foreign currencies traded on national securities exchanges are within the jurisdiction of the SEC, as are other securities traded on such exchanges. As a result, many of the protections provided to traders on organized exchanges will be available with respect to such transactions. In particular, all foreign currency option positions entered into on a national securities exchange are cleared and guaranteed by the Options

Clearing Corporation ("OCC"), thereby reducing the risk of counterparty default. Further, a liquid secondary market in options traded on a national securities exchange may be more readily available than in the over-the-counter market, potentially permitting a Portfolio to liquidate open positions at a profit prior to exercise or expiration, or to limit losses in the event of adverse market movements.

     The purchase and sale of exchange-traded foreign currency options, however, is subject to the risks of the availability of a liquid secondary market described above, as well as the risks regarding adverse market movements, margining of options written, the nature of the foreign currency market, possible intervention by governmental authorities and the effects of other political and economic events. In addition, exchange-traded options on foreign currencies involve certain risks not presented by the over-the-counter market. For example, exercise and settlement of such options must be made exclusively through the OCC, which has established banking relationships in applicable foreign countries for this purpose. As a result, the OCC may, if it determines that foreign governmental restrictions or taxes would prevent the orderly settlement of foreign currency option exercises, or would result in undue burdens on the OCC or its clearing member, impose special procedures on exercise and settlement, such as technical changes in the mechanics of delivery of currency, the fixing of dollar settlement prices or prohibitions on exercise.

     As in the case of forward contracts, certain options on foreign currencies are traded over-the-counter and involve liquidity and credit risks which may not be present in the case of exchange-traded currency options. A Portfolio's ability to terminate over-the-counter options will be more limited than with exchange-traded options. It is also possible that broker-dealers participating in over-the-counter options transactions will not fulfill their obligations. Until such time as the staff of the SEC changes its position, each Portfolio will treat purchased over-the-counter options and assets used to cover written over-the-counter options as illiquid securities. With respect to options written with primary dealers in U.S. Government securities pursuant to an agreement requiring a closing purchase transaction at a formula price, the amount of illiquid securities may be calculated with reference to the repurchase formula.

     In addition, futures contracts, options on futures contracts, forward contracts and options on foreign currencies may be traded on foreign exchanges. Such transactions are subject to the risk of governmental actions affecting trading in or the prices of foreign currencies or securities. The value of such positions also could be adversely affected by (i) other complex foreign political and economic factors, (ii) lesser availability than in the United States of data on which to make trading decisions, (iii) delays in the Portfolio's ability to act upon economic events occurring in foreign markets during nonbusiness hours in the United States, (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States, and (v) lesser trading volume.

     OPTIONS ON SECURITIES -- UNDERLYING DIVERSIFIED PORTFOLIOS OTHER THAN MONEY MARKET PORTFOLIO. The Underlying Diversified Portfolios may write (sell) covered call and put options to a limited extent on its portfolio securities ("covered options"). However, a Portfolio may forego the benefits of appreciation on securities sold or may pay more than the market price on securities acquired pursuant to call and put options written by the Portfolio.

     When an Underlying Diversified Portfolio writes a covered call option, it gives the purchaser of the option the right to buy the underlying security at the price specified in the option (the "exercise price") by exercising the option at any time during the option period. If the option expires unexercised, the Portfolio will realize income in an amount equal to the premium received for writing the option. If the option is exercised, a decision over which a Portfolio has no control, the Portfolio must sell the underlying security to the option holder at the exercise price. By writing a covered call option, a Portfolio forgoes, in exchange for the premium less the commission ("net premium"), the opportunity to profit during the option period from an increase in the market value of the underlying security above the exercise price.

     When an Underlying Diversified Portfolio writes a covered put option, it gives the purchaser of the option the right to sell the underlying security to the Portfolio at the specified exercise price at any time during the option period. If the option expires unexercised, the Portfolio will realize income in the amount of the premium received for writing the option. If the put option is exercised, a decision over which a Portfolio has no control, the Portfolio must purchase the underlying security from the option holder at the exercise price. By writing a covered put option, a Portfolio, in exchange for the net premium received, accepts the risk of a decline in the market value of the underlying security below the exercise price. A Portfolio will only write put options involving securities for which a determination is made at the time the option is written that the Portfolio wishes to acquire the securities at the exercise price.

     An Underlying Diversified Portfolio may terminate its obligation as the writer of a call or put option by purchasing an option with the same exercise price and expiration date as the option previously written. This transaction is called a "closing purchase transaction." Where a Portfolio cannot effect a closing purchase transaction, it may be forced to incur brokerage commissions or dealer spreads in selling securities it receives or it may be forced to hold underlying securities until an option is exercised or expires.

     When an Underlying Diversified Portfolio writes an option, an amount equal to the net premium received by the Portfolio is included in the liability section of the Portfolio's Statement of Assets and Liabilities as a deferred credit. The amount of the deferred credit will be subsequently marked to market to reflect the current market value of the option written. The current market value of a traded option is the last sale price or, in the absence of a sale, the mean between the closing bid and asked price. If an option expires on its stipulated expiration date or if the Portfolio enters into a closing purchase transaction, the Portfolio will realize a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was sold), and the deferred credit related to such option will be eliminated. If a call option is exercised, the Portfolio will realize a gain or loss from the sale of the underlying security and the proceeds of the sale will be increased by the premium originally received. The writing of covered call options may be deemed to involve the pledge of the securities against which the option is being written. Securities against which call options are written will be segregated on the books of the custodian for the Portfolio.

     An Underlying Diversified Portfolio may purchase call and put options on any securities in which it may invest. A Portfolio would normally purchase a call option in anticipation of an increase in the market value of such securities. The purchase of a call option would entitle the Portfolio, in exchange for the premium paid, to purchase a security at a specified price during the option period. A Portfolio would ordinarily have a gain if the value of the securities increased above the exercise price sufficiently to cover the premium and would have a loss if the value of the securities remained at or below the exercise price during the option period.

     An Underlying Diversified Portfolio would normally purchase put options in anticipation of a decline in the market value of securities in its portfolio ("protective puts") or securities of the type in which it is permitted to invest. The purchase of a put option would entitle a Portfolio, in exchange for the premium paid, to sell a security, which may or may not be held in the Portfolio's portfolio, at a specified price during the option period. The purchase of protective puts is designed merely to offset or hedge against a decline in the market value of the Portfolio's portfolio securities. Put options also may be purchased by a Portfolio for the purpose of affirmatively benefiting from a decline in the price of securities which the Portfolio does not own. A Portfolio would ordinarily recognize a gain if the value of the securities decreased below the exercise price sufficiently to cover the premium and would recognize a loss if the value of the securities remained at or above the exercise price. Gains and losses on the purchase of protective put options would tend to be offset by countervailing changes in the value of underlying portfolio securities.

     The Underlying Diversified Portfolios have adopted certain other nonfundamental policies concerning option transactions which are discussed below. A Portfolio's activities in options may also be restricted by the requirements of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

     The hours of trading for options on securities may not conform to the hours during which the underlying securities are traded. To the extent that the option markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying securities markets that cannot be reflected in the option markets. It is impossible to predict the volume of trading that may exist in such options, and there can be no assurance that viable exchange markets will develop or continue.

     The Underlying Diversified Portfolios may engage in over-the-counter options transactions with broker-dealers who make markets in these options. At present, approximately ten broker-dealers, including several of the largest primary dealers in U.S. Government securities, make these markets. The ability to terminate over-the-counter option positions is more limited than with exchange-traded option positions because the predominant market is the issuing broker rather than an exchange, and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. To reduce this risk, the Portfolios will purchase such options only from broker-dealers who are primary government securities dealers recognized by the Federal Reserve Bank of New York and who agree to (and are expected to be capable of) entering into closing transactions, although there can be no guarantee that any such option will be liquidated at a favorable price prior to expiration. The Advisers will monitor the creditworthiness of dealers with whom a Portfolio enters into such options transactions under the general supervision of the Underlying Diversified Portfolios' Trustees.

     OPTIONS ON SECURITIES INDICES -- UNDERLYING DIVERSIFIED PORTFOLIOS OTHER THAN MONEY MARKET PORTFOLIO. In addition to options on securities, the Underlying Diversified Portfolios may also purchase and write (sell) call and put options on securities indices. Such options give the holder the right to receive a cash settlement during the term of the option based upon the difference between the exercise price and the value of the index. Such options will be used for the purposes described above under "Options on Securities."

     Options on securities indices entail risks in addition to the risks of options on securities. The absence of a liquid secondary market to close out options positions on securities indices is more likely to occur, although the Portfolios generally will only purchase or write such an option if the Advisers believe the option can be closed out.

     Use of options on securities indices also entails the risk that trading in such options may be interrupted if trading in certain securities included in the index is interrupted. The Portfolios will not purchase such options unless the Advisers believe the market is sufficiently developed such that the risk of trading in such options is no greater than the risk of trading in options on securities.

     Price movements in the Underlying Diversified Portfolios' securities may not correlate precisely with movements in the level of an index and, therefore, the use of options on indices cannot serve as a complete hedge. Because options on securities indices require settlement in cash, the Advisers may be forced to liquidate portfolio securities to meet settlement obligations.

     SHORT SALES "AGAINST THE BOX" -- UNDERLYING DIVERSIFIED PORTFOLIOS OTHER THAN MONEY MARKET PORTFOLIO. In a short sale, a fund sells a borrowed security and has a corresponding obligation to the lender to return the identical security. An Underlying Diversified Portfolio may engage in short sales only if at the time of the short sale it owns or has the right to obtain, at no additional cost, an equal amount of the security being sold short. This investment technique is known as a short sale "against the box".

     In a short sale, the seller does not immediately deliver the securities sold and is said to have a short position in those securities until delivery occurs. If a Portfolio engages in a short sale, the collateral for the short position will be maintained by its custodian or qualified sub-custodian. While the short sale is open, a Portfolio maintains in a segregated account an amount of securities equal in kind and amount to the securities sold short or securities convertible into or exchangeable for such equivalent securities. These securities constitute the Portfolio's long position.

     The Underlying Diversified Portfolios will not engage in short sales against the box for investment purposes. A Portfolio may, however, make a short sale as a hedge, when it believes that the price of a security may decline, causing a decline in the value of a security (or a security convertible or exchangeable for such security), or when a Portfolio wants to sell the security at an attractive current price, but also wishes to defer recognition of gain or loss for federal income tax purposes or for purposes of satisfying certain tests applicable to regulated investment companies under the Code. In such case, any future losses in a Portfolio's long position should be reduced by a gain in the short position. Conversely, any gain in the long position should be reduced by a loss in the short position. The extent to which such gains or losses are reduced depends upon the amount of the security sold short relative to the amount a Portfolio owns. There are certain additional transaction costs associated with short sales against the box, but the Portfolios endeavor to offset these costs with the income from the investment of the cash proceeds of short sales.

     As a nonfundamental operating policy, the Advisers do not expect that more than 40% of a Portfolio's total assets would be involved in short sales against the box. The Advisers do not currently intend to engage in such sales.

                            INVESTMENT RESTRICTIONS

     Fundamental policies of the Subaccounts may not be changed without the approval of the lesser of (1) 67% of the beneficial holders of units present at a meeting if the holders of more than 50% are present in person or by proxy or
(2) more than 50% of the beneficial holders of units. Other restrictions, in the form of operating policies are subject to change by the Managing Board of Diversified Investors Strategic Variable Funds without unitholder approval. Any investment restriction which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition of securities or assets of, or borrowings by, a Subaccount.

                              FUNDAMENTAL POLICIES

     As a matter of fundamental policy, each Subaccount may not:

     (1) Borrowing. Borrow money, except each Subaccount may borrow as a temporary measure for extraordinary or emergency purposes, and then only in amounts not exceeding 30% of its total assets valued at market. Each Subaccount will not borrow in order to increase income (leveraging), but only to facilitate redemption requests which might otherwise require untimely investment liquidations;

     (2) Loans. Make loans, although the Underlying Diversified Portfolios may purchase money market securities and enter into repurchase agreements;

     (3) Margin.  Purchase securities on margin;

     (4) Mortgaging. Mortgage, pledge, hypothecate or, in any manner, transfer any security owned by the Subaccounts as security for indebtedness except as may be necessary in connection with permissible borrowings, in which event such mortgaging, pledging, or hypothecating may not exceed 30% of each Subaccount's total assets, valued at market;

     (5) Real Estate.  Purchase or sell real estate;

     (6) Senior Securities. Issue senior securities (except permitted borrowings);

     (7) Short Sales.  Effect short sales of securities; or

     (8) Underwriting. Underwrite securities issued by other persons, except to the extent the Subaccounts may be deemed to be underwriters within the meaning of the Securities Act of 1933 in connection with the purchase and sale of their portfolio securities in the ordinary course of pursuing their investment programs.

     In addition, as a matter of fundamental policy, each Subaccount may engage in futures and options transactions through investments in the Underlying Diversified Portfolios.

                               OPERATING POLICIES

     As a matter of operating policy, each Subaccount may not:

     (1) Control of Portfolio Companies. Invest in companies for the purpose of exercising management or control;

     (2) Illiquid Securities. Purchase a security if, as a result of such purchase, more than 15% of the value of each Subaccount's net assets would be invested in illiquid securities or other securities that are not readily marketable;

     (3) Oil and Gas Programs. Purchase participations or other direct interests or enter into leases with respect to, oil, gas, other mineral exploration or development programs;

     (4) Options.  Invest in options;

     (5) Ownership of Portfolio Securities by Officers and Directors. Purchase or retain the securities of any issuer if, to the knowledge of the Managing Board of Diversified Investors Strategic Variable Fund, those officers and directors of AUSA and Diversified, who each owns beneficially more than .5% of the outstanding securities of such issuer, together own beneficially more than 5% of such securities;

     (6) Unseasoned Issuers. Purchase the securities of any issuer (other than obligations issued or guaranteed by the U.S. Government or any foreign government, their agencies or instrumentalities) if, as a result, more than 5% of the value of each Subaccount's total assets would be invested in the securities of issuers which at the time of purchase had been in operation for less than three years, including predecessors and unconditional guarantors; or

     (7) Warrants.  Invest in warrants.


     Each Subaccount may invest more than 5% of its assets in any one Underlying Diversified Subaccount, and each Subaccount may invest substantially all of its assets, collectively, in Underlying Diversified Subaccounts.


     Because of their investment objectives and policies, the Subaccounts will each concentrate more than 25% of their assets in the investment company industry. In accordance with the Subaccounts' investment programs set forth in the Prospectus, each of the Subaccounts may invest more than 25% of its assets in certain of the Underlying Diversified Subaccounts. However, each of the Underlying Diversified Portfolios in which each Underlying Diversified Subaccount will invest will not concentrate more than 25% of its total assets in any one industry.

                        STANDARD PERFORMANCE INFORMATION

     From time to time, quotations of a Subaccount's performance may be included in advertisements, sales literature or shareholder reports. These performance figures are calculated in the following manner for each Subaccount:

     TOTAL RETURN: The Subaccount's total return will be calculated for certain periods by determining the average annual compounded rates of return over those periods that would cause an investment of $1,000 to reach the value of that investment at the end of the periods. The Subaccount may also calculate (i) a total return assuming an initial account value of $1,000 and/or (ii) total rates of return which represent aggregate performance over a period of year-by-year performance.

     YIELD: The Subaccount's yield quotation will be based on the annualized net investment income per unit of the Subaccount over a 30-day period. The current yield for the Subaccount is calculated by dividing the net investment income per unit of the Subaccount earned during the period by the net asset value per share of the Subaccount on the last day of that period. The resulting figure is then annualized. Net investment income per share is determined by dividing (i) the dividends and interest earned during the period, minus accrued expenses for the period, by (ii) the average number of units entitled to receive dividends during the period multiplied by the unit value on the last day of the period.

                      COMPARISON OF SUBACCOUNT PERFORMANCE

     Comparison of the quoted non-standardized performance of various investments is valid only if performance is calculated in the same manner. Since there are different methods of calculating performance, investors should consider the effect of the methods used to calculate performance when comparing performance of a Subaccount with performance quoted with respect to other investment companies or types of investments.

     In connection with communicating its performance to current or prospective investors, a Subaccount also may compare these figures to the performance of other funds tracked by fund rating services or to unmanaged indices which may assume reinvestment of dividends but generally do not reflect deductions for administrative and management costs. An Underlying Diversified Portfolio may invest in some instruments not eligible for inclusion in such an index, and may be prohibited from investing in some instruments included in this index. Evaluations of a Subaccount's performance made by independent sources may also be used in advertisements concerning a Subaccount. Sources for a Subaccount's performance information may include, but are not limited to, the following:

          Asian Wall Street Journal, a weekly Asian newspaper that often reviews U.S. mutual funds investing internationally.

          Barron's, a Dow Jones and Company, Inc. business and financial weekly that periodically reviews mutual fund performance data.

          Business Week, a national business weekly that periodically reports the performance rankings and ratings of a variety of mutual funds investing abroad.

          Changing Times, The Kiplinger Magazine, a monthly investment advisory publication that periodically features the performance of a variety of securities.

          Consumer Digest, a monthly business/financial magazine that includes a "Money Watch" section featuring financial news.

          Donoghue's Money Fund Report, a weekly publication of the Donoghue Organization, Inc., of Holliston, Massachusetts, reporting on the performance of the nation's money market funds, summarizing money market fund activity, and including certain averages as performance benchmarks, specifically "Donoghue's Money Fund Average" and "Donoghue's Government Money Fund Average."

          Financial Times, Europe's business newspaper, which features from time to time articles on international or countryspecific funds.

          Financial World, a general business/financial magazine that includes a "Market Watch" department reporting on activities in the mutual fund industry.

          Forbes, a national business publication that from time to time reports the performance of specific investment companies in the mutual fund industry.

          Fortune, a national business publication that periodically rates the performance of a variety of mutual funds.

          Investor's Daily, a daily newspaper that features financial, economic and business news.

          Lipper Analytical Services, Inc.'s Mutual Fund Performance Analysis, a weekly publication of industry-wide mutual fund averages by type of fund.

          Money, a monthly magazine that from time to time features both specific funds and the mutual fund industry as a whole.

          New York Times, a nationally distributed newspaper which regularly covers financial news.

          Personal Investing News, a monthly news publication that often reports on investment opportunities and market conditions.

          Personal Investor, a monthly investment advisory publication that includes a "Mutual Funds Outlook" section reporting on mutual fund performance measures, yields, indices and portfolio holdings.

          Success, a monthly magazine targeted to the world of entrepreneurs and growing business, often featuring mutual fund performance data.

          U.S. News and World Report, a national business weekly that periodically reports mutual fund performance data.

          Wall Street Journal, a Dow Jones and Company, Inc. newspaper which regularly covers financial news.

          Weisenberger Investment Companies Services, an annual compendium of information about mutual funds and other investment companies, including comparative data on funds' backgrounds, management policies, salient features, management results, income and dividend records, and price ranges.

          Working Women, a monthly publication that features a "Financial Workshop" section reporting on the mutual fund/financial industry.

          World Investor, a European publication that periodically reviews the performance of U.S. mutual funds investing internationally.

DETERMINATION OF UNIT VALUE; VALUATION OF SECURITIES

     AUSA determines the unit value of each Subaccount each day that the Adviser is open for business. (As a result, a Subaccount will normally determine its net asset value every weekday except for the following holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas.) This daily determination of unit value is made as of the close of regular trading on the New York Stock Exchange, currently 4:00 p.m., New York time unless the Exchange closes earlier, by dividing the total assets of a Fund less all of its liabilities, by the total number of units outstanding at the time the determination is made. Purchases and redemptions will be effected at the time of determination of unit value next following the receipt of any purchase or redemption order deemed to be in good order.

     Units of the Underlying Diversified Subaccounts held by each Subaccount are valued at the unit value of each Underlying Diversified Subaccount. This unit value reflects the valuation of securities held by the Underlying Diversified Portfolios. Therefore, the following discussion reflects valuation policies of the Underlying Diversified Portfolios.

     Trading in securities on most non-U.S. exchanges and over-the-counter markets is normally completed before the close of regular trading on the New York Stock Exchange and may also take place on days on which the New York Stock Exchange is closed. If events materially affecting the value of non-U.S. securities occur between the time when the exchange on which they are traded closes and the time when net asset value is calculated, such securities will be valued at fair value in accordance with procedures established by and under the general supervision of the Board of Trustees of the Underlying Diversified Portfolios.

     Equity securities are valued at the last sale price on the exchange on which they are primarily traded or at the ask price on the NASDAQ system for unlisted national market issues, or at the last quoted bid price for securities in which there were no sales during the day or for unlisted securities not reported on the NASDAQ system. Bonds and other fixed income securities (other than short-term obligations, but including listed issues) are valued on the basis of valuations furnished by a pricing service, the use of which has been approved by the Board of Trustees. In making such valuations, the pricing service utilizes both dealer-supplied valuations and electronic data processing techniques that take into account appropriate factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data, without exclusive reliance upon quoted prices or exchange or over-the-counter prices, since such valuations are believed to reflect more accurately the fair value of such securities. Short-term obligations which mature in 60 days or less are valued at amortized cost, which approximates fair value as determined by the Board of Trustees of the Underlying Diversified Portfolios. Futures and option contracts that are traded on commodities or securities exchanges are normally valued at the settlement price on the exchange on which they are traded. Portfolio securities (other than short-term obligations) for which there are no such quotations or valuations are valued at fair value as determined in good faith by or at the direction of the Board of Trustees of the Underlying Diversified Portfolios.

     Interest income on long-term obligations is determined on the basis of interest accrued plus amortization of discount (generally, the difference between issue price and stated redemption price at maturity) and premiums (generally, the excess of purchase price over stated redemption price at maturity). Interest income on short-term obligations is determined on the basis of interest and discount accrued less amortization of premium.

     Any assets or liabilities initially denominated in terms of foreign currencies are translated into U.S. dollars at the official exchange rate or, alternatively, at the mean of the current bid and asked prices of such currencies against the U.S. dollar last quoted by a major bank that is a regular participant in the foreign exchange market or on the basis of a pricing service that takes into account the quotes provided by a number of such major banks. If neither of these alternatives is available or both are deemed not to provide a suitable methodology for converting a foreign currency into U.S. dollars, the Board of Trustees of the Underlying Diversified Portfolios, in good faith, will establish a conversion rate for such currency.

     A determination of value used in calculating net asset value must be a fair value determination made in good faith utilizing procedures approved by the Board of Trustees of the Underlying Diversified Portfolios. While no single standard for determining fair value exists, as a general rule, the current fair value of a security would appear to be the amount which an Underlying Diversified Portfolio could expect to receive upon its current sale. Some, but not necessarily all, of the general factors which may be considered in determining fair value include: (i) the fundamental analytical data relating to the investment; (ii) the nature and duration of restrictions on disposition of the securities; and (iii) an evaluation of the forces which influence the market in which these securities are purchased and sold. Without limiting or including all of the specific factors which may be considered in determining fair value, some of the specific factors include: type of security, financial statements of the issuer, cost at date of purchase, size of holding, discount from market value, value of unrestricted securities of the same class at the time of purchase, special reports prepared by analysts, information as to any transactions or offers with respect to the security, existence of merger proposals or tender offers affecting the securities, price and extent of public trading in similar securities of the issuer or comparable companies, and other relevant matters.

     Each investor in each Underlying Diversified Portfolio, including the corresponding Underlying Diversified Subaccount, may add to or reduce its investment in the Underlying Diversified Portfolio on each day that the Adviser and the Subadviser of the Portfolio are open for business. As of 4:00 p.m. (New York time) on each such day, the value of each investor's interest in an Underlying Diversified Portfolio will be determined by multiplying the net asset value of the Underlying Diversified Portfolio by the percentage representing that investor's share of the aggregate beneficial interests in the Underlying Diversified Portfolio. Any additions or reductions which are to be effected on that day will then be effected. The investor's percentage of the aggregate beneficial interests in the Underlying Diversified Portfolio will then be recomputed as the percentage equal to the fraction (i) the numerator of which is the value of such investor's investment in the Underlying Diversified Portfolio as of 4:00 p.m. on such day plus or minus, as the case may be, the amount of net additions to or reductions in the investor's investment in the Underlying Diversified Portfolio effected on such day, and (ii) the denominator of which is the aggregate net asset value of the Underlying Diversified Portfolio as of 4:00 p.m. on such day plus or minus, as the case may be, the amount of the net additions to or reductions in the aggregate investments in the Underlying Diversified Portfolio by all investors in the Underlying Diversified Portfolio. The percentage so determined will then be applied to determine the value of the investor's interest in an Underlying Diversified Portfolio as of 4:00 p.m. on the following day the New York Stock Exchange is open for trading.

MANAGEMENT

     The members of the Managing Board of Diversified Investors Strategic Variable Funds and officers of AUSA directly involved in activities related to Diversified Investors Strategic Variable Funds, and their principal occupations during the past five years are set forth below. Their titles may have varied during that period. Asterisks indicate those members of the Managing Board who are "interested persons" (as defined in the 1940 Act) of Diversified Investors Strategic Variable Funds. Unless otherwise indicated, the address of each member and officer of AUSA is Four Manhattanville Road, Purchase, New York 10577.

                                   AGE
                                 (AS OF              PRINCIPAL OCCUPATION(S) DURING
        NAME AND ADDRESS         11/15/96)                     PAST 5 YEARS
----------------------------------------  ----------------------------------------------------
Tom A. Schlossberg*..............  46     10/92 to present -- President, Chief Executive
(Managing Board Member)                   Officer and Chairman of the Managing Board,
                                          Diversified Investment Advisors, Inc.; 3/1995 to
                                          present  -- President and Director, AUSA Life
                                          Insurance Company, Inc.; 1/93 to 12/93 -- Executive
                                          Vice President, 1/91 to 12/93 -- Senior Vice Presi-
                                          dent, The Mutual Life Insurance Company of New York.
Donald E. Flynn*.................  56     1988 to present -- Vice President, AEGON, USA, Inc.,
(Managing Board Member)                   1988 to present -- Executive Vice President, AEGON
                                          USA Investment Management, Inc.; 1988 to
                                          present -- Vice President, AEGON USA Managed
                                          Portfolios, Inc.
Neal M. Jewell...................  61     1/1995 to present -- Consultant; 11/1991 to
(Managing Board Member)                   1/1995 -- Executive Vice President, 12/1990 to
355 Thornridge Drive                      10/1991 -- Director of Overseas Pensions, American
Stamford, CT 06903                        International Group Asset Management.
Eugene M. Mannella...............  42     8/1993 to present -- Vice President, Investment
(Managing Board Member)                   Management Services Inc.; 5/1986 to 5/1993 -- Senior
2 Orchard Neck Road                       Vice President, Lehman Brothers, Inc.
Center Moriches, New York 19934
Patricia L. Sawyer...............  46     1/1995 to present -- Partner, Smith & Sawyer; 7/1990
(Managing Board Member)                   to 1/1995 -- Executive Vice President and Director,
256 East 10th Street                      Robert L. Smith & Co.; 9/1988 to 7/1990 -- Vice
New York, New York 10014                  President, American Express.
Robert F. Colby..................  41     1/1993 to present -- Vice President and General
                                          Counsel, Diversified Investment Advisors Inc.;
                                          3/1995 to present -- Vice President and Assistant
                                          Secretary, AUSA Life Insurance Company, Inc.;
                                          11/1993 to present -- Vice President, Diversified
                                          Investors Securities Corp.; 4/1990 to
                                          12/1993 -- Secretary, Vice President and Chief
                                          Corporate Counsel, The Mutual Life Insurance Company
                                          of New York.
Alfred C. Sylvain................  45     11/1993 to present -- Vice President, Treasurer and
                                          Assistant Secretary, Diversified Investment
                                          Advisors, Inc.; 11/1993 to present -- Treasurer,
                                          Diversified Investors Securities Corp.; 1/1991 to
                                          12/1993 -- Vice President, The Mutual Life Insur-
                                          ance Company of New York.
John F. Hughes...................  55     12/1993 to present -- Vice President and Senior
                                          Counsel, Diversified Investment Advisors, Inc.;
                                          8/1995 to present -- Vice President and Assistant
                                          Secretary, AUSA Life Insurance Company, Inc.;
                                          11/1993 to present -- Assistant Secretary,
                                          Diversified Investors Securities Corp.; 1/1988 to
                                          11/1993 -- Assistant Secretary, Senior Counsel, The
                                          Mutual Life Insurance Company of New York.
Catherine A. Mohr................  75     11/1993 to present -- Vice President, Diversified
                                          Investment Advisors, Inc.; 8/1995 to
                                          present -- Assistant Secretary, AUSA Life Insurance
                                          Company, Inc.; 1/1993 to present -- Assistant
                                          Secretary, Diversified Investors Securities Corp.;
                                          1/1992 to present -- Assistant Vice President, The
                                          Mutual Life Insurance Company of New York.


     The Declaration of Trust provides that the Trust will indemnify its Trustees and officers as described below under "Description of the Trust; Fund Shares."

                                  COMPENSATION

     For the first fiscal year of Diversified Investors Strategic Variable Funds, the following compensation is estimated to be paid to members of the Managing Board.

                                                                                                    TOTAL
                                                            PENSION OR                          COMPENSATION
                                          AGGREGATE         RETIREMENT                         FROM REGISTRANT
                                        COMPENSATION     BENEFITS ACCRUED   ESTIMATED ANNUAL      AND FUND
                                            FROM            AS PART OF       BENEFITS UPON      COMPLEX PAID
      NAME OF PERSON, POSITION           REGISTRANT*      FUND EXPENSES        RETIREMENT        TO TRUSTEES
-------------------------------------  ---------------   ----------------   ----------------   ---------------
Tom A. Schlossberg...................          -0-             None                N/A                 -0-
Managing Board Member
Donald E. Flynn......................          -0-             None                N/A                 -0-
Managing Board Member
Neal M. Jewell.......................      $ 6,500             None                N/A             $13,000
Managing Board Member
Eugene M. Mannella...................      $ 6,500             None                N/A             $13,000
Managing Board Member
Patricia L. Sawyer...................      $ 6,500             None                N/A             $13,000
Managing Board Member

---------------
* These amounts are estimated for the 12-months ending September 30, 1997.

                          INVESTMENT ADVISORY SERVICES

     The Adviser manages the assets of each Subaccount pursuant to an Investment Advisory Agreement (the "Advisory Agreement") with AUSA with respect to such Subaccount and the investment policies described herein and in the Prospectus. AUSA will bear any expenses of the Subaccounts other than the 0.20% advisory fee. Of course, the Subaccounts will still indirectly bear their proportionate share of the cost of operating the Underlying Diversified Subaccounts in which the Subaccounts invest because the Subaccounts, as shareholders of the Underlying Diversified Subaccounts, will bear their proportionate share of any fees and expenses paid by the Underlying Diversified Subaccounts.

     Under the Advisory Agreement with each Subaccount, Diversified provides each Subaccount with discretionary investment services. Specifically, Diversified is responsible for supervising and directing the investments of each Subaccount in accordance with each Subaccount's investment objectives, program, and restrictions as provided in the prospectus and this Statement of Additional Information. Diversified is also responsible for effecting all security transactions on behalf of each Subaccount. The Subaccounts will invest their assets in units of the Underlying Diversified Subaccounts and such investments will be made without the payment of any commission or other sales charges. In addition to these services, Diversified provides each Subaccount with certain administrative services, including: maintaining trust records, and registering and qualifying each Subaccount's shares under federal and state laws; monitoring the financial, accounting, and administrative functions of each Subaccount; maintaining liaison with the agents employed by each Subaccount such as the custodian; assisting each Subaccount in the coordination of such agents' activities; and permitting Diversified's employees to serve as officers, directors, and committee members of each Subaccount without cost to the Subaccount.

     Each Subaccount's Advisory Agreement also provides that Diversified, its directors, officers, employees, and certain other persons performing specific functions for the Subaccounts will only be liable to the Subaccount for losses resulting from willful misfeasance, bad faith, gross negligence, or reckless disregard of duty.


     Diversified Investment Advisors, Inc. is a wholly-owned subsidiary of AUSA Holding Company, which is a wholly-owned subsidiary of AEGON USA, Inc. which is a wholly-owned subsidiary of AEGON U.S. Holding Corporation which is a wholly-owned subsidiary of AEGON International N.V. (a Netherlands Corporation) which is a wholly-owned subsidiary of AEGON N.V., a Netherlands Corporation which is a publicly traded international insurance group.


     Diversified is an investment firm dedicated to meeting the complete needs of retirement plan sponsors and participants from pre- through post-retirement. Diversified provides flexible, high-quality services coupled with the employment of independent investment managers in an innovative investment structure.

     Diversified services over $9 billion in retirement plan assets and has offices in Boston, Charlotte, Chicago, Cincinnati, Dallas, Houston, New Orleans, New York, Philadelphia, Portland and San Francisco. It maintains recordkeeping for 300,000 participants and has 490 employees dedicated to retirement plan investment and administration. Its employees average more than seven years of retirement plan experience.

     As experts in customizing retirement solutions, Diversified offers comprehensive programs of high-quality investments and administrative services to defined benefit, defined contribution and not- for-profit pension plan sponsors. Diversified forms a partnership with its clients to provide exceptional plan design, participant communication programs, recordkeeping services and technical guidance.

     Diversified's investment structure provides access to an array of complementary investment alternatives representing the major asset classes along the risk/reward spectrum. Subadvisers for Underlying Diversified Portfolios are selected from more than 2,000 highly accomplished independent firms. Each subadviser's performance is carefully monitored by Diversified taking into consideration fund performance in light of investment objectives and policies and level of risk.

     Through a rigorous portfolio manager selection process which includes researching each subadviser's asset class, track record, organizational structure, management team, consistency of performance and assets under management, five to ten subadvisers are chosen. Out of that group, Diversified then carefully chooses the three most qualified subadvisers based on performance evaluation, ownership structure, personnel and philosophy to return for an on-site visit and a quantitative and qualitative analysis by the investment committee. Out of those three subadvisers, Diversified then hires the most qualified, independent subadviser for each Portfolio, subject to approval by the Board of Trustees for Underlying Diversified Portfolios including a majority of the Trustees who are not "interested persons".

     Diversified brings comprehensive monitoring and control to the investment management process. It seeks superior portfolio management and moves purposefully in replacing managers when warranted. From a plan sponsor's perspective, replacing a manager, and not the investment fund, is a key advantage in avoiding the expense and difficulty of re-enrolling participants or disrupting established plan administration. Replacing a Subadviser, however, will necessitate a shareholder proxy solicitation which involves other expenses to a Fund.

     Highly disciplined manager evaluation on both a quantitative and qualitative basis, is an ongoing process. Diversified's Manager Monitoring Group gathers and analyzes performance and Diversified's Investment Committee reviews it. Performance attribution, risk/return ratios and purchase/sale assessments are prepared monthly and, each quarter, a more comprehensive review is completed which consists of manager visits, fundamental analysis and statistical analysis. Extensive quarterly analysis is conducted to ensure that the investment fund is being managed in line with the stated objectives. Semiannually, the Investment Committee reviews the back-up manager selection, regression analysis and universe comparisons.

     A number of "red flags" signal a more extensive and frequent manager review. These flags consist of a return inconsistent with the investment objective, changes in subadviser leadership, ownership or portfolio managers, large changes in assets under management and changes in philosophy or discipline. The immediate response to any red flag is to assess the potential impact on the manager's ability to meet investment objectives. Diversified monitors "back-up" additional independent managers for each investment so that, should a manager change be warranted, the transition can be effected on a timely basis.

                                   CUSTODIAN

     Pursuant to a Custodian Agreement, Investors Bank & Trust Company acts as the custodian of each Subaccount's assets, i.e., each Subaccount's interest in Underlying Diversified Subaccounts (the "Custodian"). For its services, the Custodian will receive such compensation as may from time to time be agreed upon by it and AUSA. AUSA has agreed to pay all such fees.

                              BROKERAGE ALLOCATION



     The Adviser invests all assets of the Subaccounts in units of Underlying Diversified Subaccounts and incurs no brokerage costs in connection therewith.



     Allocations of transactions by Underlying Diversified Portfolios, including their frequency, to various dealers is determined by the Subadvisers in their best judgement and in a manner deemed to be in the best interest of the investors in an Underlying Diversified Portfolio rather than by any formula. The primary consideration is prompt execution of orders in an effective manner at the most favorable price. Purchases and sales of securities may be principal transactions, that is, securities may be purchased directly from the issuer or from an underwriter or market maker for the securities. There usually are no brokerage commissions paid for such purchases and, therefore, the Underlying Diversified Portfolios do not anticipate paying brokerage commissions in such transactions. Any transactions for which Underlying Diversified Portfolios pays a brokerage commission will be effected at the best price and execution available. Purchases from underwriters of securities include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market makers include the spread between the bid and the asked price.


                          FINANCIAL STATEMENTS OF AUSA


     The financial statements of AUSA that are included in this Statement of Additional Information are different from the financial statements of Diversified Investors Strategic Variable Funds. The financial statements of AUSA should be considered only as bearing upon the ability of AUSA to meet its obligations under the Contracts and should not be considered as bearing on the investment performance of the assets held in the Diversified Investors Strategic Variable Funds.

                                    APPENDIX

                       BOND AND COMMERCIAL PAPER RATINGS

STANDARD & POOR'S BOND RATINGS

     A Standard & Poor's corporate debt rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. Debt rated "AAA" has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong. Debt rated "AA" has a very strong capacity to pay interest and to repay principal and differs from the highest rated issues only in small degree.

     The rating "AA" may be modified by the addition of a plus or minus sign to show relative standing within such category.

MOODY'S BOND RATINGS

     Excerpts from Moody's description of its corporate bond ratings:
Aaa -- judged to be the best quality, carry the smallest degree of investment risk; Aa -- judged to be of high quality by all standards.

FITCH INVESTORS SERVICE BOND RATINGS

     AAA. Securities of this rating are regarded as strictly high-grade, broadly marketable, suitable for investment by trustees and fiduciary institutions, an liable to but slight market fluctuation other than through changes in the money rate. The factor last named is of importance varying with the length of maturity. Such securities are mainly senior issues of strong companies, and are most numerous in the railway and public utility fields, though some industrial obligations have this rating. The prime feature of an AAA rating is showing of earnings several times or many times interest requirements with such stability of applicable earnings that safety is beyond reasonable question whatever changes occur in conditions. Other features may enter in, such as a wide margin of protection through collateral security or direct lien on specific property as in the case of high class equipment certificates or bonds that are first mortgages on valuable real estate. Sinking funds or voluntary reduction of the debt by call or purchase are often factors, while guarantee or assumption by parties other than the original debtor may also influence the rating.

     AA. Securities in this group are of safety virtually beyond question, and as a class are readily salable while many are highly active. Their merits are not greatly unlike those of the AAA class, but a security so rated may be of junior though strong lien -- in many cases directly following an AAA security -- or the margin of safety is less strikingly broad. The issue may be the obligation of a small company, strongly secured but influenced as to ratings by the lesser financial power of the enterprise and more local type of market.

STANDARD & POOR'S COMMERCIAL PAPER RATINGS

     A is the highest commercial paper rating category utilized by S&P, which uses the numbers 1+, 1, 2 and 3 to denote relative strength within its A classification. Commercial paper issues rated A by S&P have the following characteristics: Liquidity ratios are better than industry average. Long-term debt rating is A or better. The issuer has access to at least two additional channels of borrowing. Basic earnings and cash flow are in an upward trend. Typically, the issuer is a strong company in a well-established industry and has superior management.

MOODY'S COMMERCIAL PAPER RATINGS

     Issuers rated Prime-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial charges and high internal cash generation; well-established access to a range of financial markets and assured sources of alternate liquidity.

     Issuers rated Prime-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

     Issuers rated Prime-3 (or related supporting institutions) have an acceptable capacity for repayment of short-term promissory obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

FITCH-1, FITCH-2, DUFF 1 AND DUFF 2 COMMERCIAL PAPER RATINGS

     Commercial paper rated "Fitch-1" is considered to be the highest grade paper and is regarded as having the strongest degree of assurance for timely payment. "Fitch-2" is considered very good grade paper and reflects an assurance of timely payment only slightly less in degree than the strongest issue.

     Commercial paper issues rate "Duff 1" by Duff & Phelps, Inc. have the following characteristics: very high certainty of timely payment, excellent liquidity factors supported by strong fundamental protection factors, and risk factors which are very small. Issues rated "Duff 2" have a good certainty of timely payment, sound liquidity factors and company fundamentals, small risk factors, and good access to capital markets.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
AUSA Life Insurance Company, Inc.

     We have audited the accompanying statutory-basis balance sheets of AUSA Life Insurance Company, Inc. as of December 31, 1995 and 1994, and the statutory-basis statements of operations, changes in capital and surplus and cash flows for the years then ended. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X,
Article 7. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Department of Insurance of the State of New York. The variances between such practices and generally accepted accounting principles are described in Note 1. The effects of these variances have not been determined but we believe they are material.

     In our opinion, because of the materiality of the effects of the variances between generally accepted accounting principles and the accounting practices referred to in the preceding paragraph, the financial statements referred to above are not intended to and do not present fairly, in conformity with generally accepted accounting principles, the financial position of AUSA Life Insurance Company, Inc. at December 31, 1995 and 1994, or the results of its operations or its cash flows for the years then ended.

     Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AUSA Life Insurance Company, Inc. at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the Department of Insurance of the State of New York. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects information set forth therein.

                                                               ERNST & YOUNG LLP

Des Moines, Iowa
February 23, 1996

                       AUSA LIFE INSURANCE COMPANY, INC.

                        BALANCE SHEETS--STATUTORY BASIS

                             (DOLLARS IN THOUSANDS)


                                                                             DECEMBER 31
                                                                      -------------------------
                                                                         1995           1994
                                                                      ----------     ----------
ADMITTED ASSETS
Cash and invested assets:
  Cash and short-term investments...................................  $  112,379     $   89,532
  Bonds.............................................................   2,523,719      2,099,349
  Stocks:
     Preferred......................................................         236            236
     Common, at market (cost: $141 in 1995 and 1994)................         346            274
  Mortgage loans on real estate.....................................     768,424        862,352
  Real estate acquired in satisfaction of debt......................      29,333         10,485
  Policy loans......................................................          25             24
  Other invested assets.............................................         723             --
                                                                      ----------     ----------
Total cash and invested assets......................................   3,435,185      3,062,252
Accrued investment income...........................................      51,281         47,156
Federal income taxes recoverable....................................          12             12
Receivable from affiliates..........................................       1,932             --
Other assets........................................................       6,189          1,690
Separate account assets.............................................   4,249,345      2,907,674
                                                                      ----------     ----------
Total admitted assets...............................................  $7,743,944     $6,018,785
                                                                      ==========     ==========

                            See accompanying notes.

                       AUSA LIFE INSURANCE COMPANY, INC.

                        BALANCE SHEETS--STATUTORY BASIS

                             (DOLLARS IN THOUSANDS)


                                                                             DECEMBER 31
                                                                      -------------------------
                                                                         1995           1994
                                                                      ----------     ----------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Aggregate reserves for policies and contracts:
     Life...........................................................  $      356     $      199
     Annuity........................................................     122,145          7,572
     Accident and health............................................       4,354             --
  Policy and contract claim reserves:
     Life...........................................................           3              3
     Accident and health............................................         152             --
  Other policyholders' funds........................................   2,991,630      2,761,658
  Remittances and items not allocated...............................      24,147         16,763
  Asset valuation reserve...........................................      35,160         25,552
  Interest maintenance reserve......................................       3,399          1,314
  Payable to affiliates.............................................          --          7,858
  Short-term note payable to affiliate..............................      15,200          5,200
  Deferred income...................................................      19,182         26,592
  Payable under assumption reinsurance agreement....................      73,546         85,612
  Other liabilities.................................................      21,559          4,656
  Separate account liabilities......................................   4,230,472      2,891,976
                                                                      ----------     ----------
Total liabilities...................................................   7,541,305      5,834,955
Commitments and contingencies
Capital and surplus:
  Common stock, $125 par value, 20 shares authorized, issued and
     outstanding....................................................       2,500          2,500
  Paid-in surplus...................................................     251,150        210,150
  Unassigned surplus (deficit)......................................     (51,011)       (28,820)
                                                                      ----------     ----------
Total capital and surplus...........................................     202,639        183,830
                                                                      ----------     ----------
Total liabilities and capital and surplus...........................  $7,743,944     $6,018,785
                                                                      ==========     ==========

                            See accompanying notes.

                       AUSA LIFE INSURANCE COMPANY, INC.

                   STATEMENTS OF OPERATIONS--STATUTORY BASIS
                             (DOLLARS IN THOUSANDS)

                                                                      YEAR ENDED DECEMBER 31
                                                                    ---------------------------
                                                                       1995             1994
                                                                    ----------       ----------
Revenues:
  Premiums and other considerations, net of reinsurance:
     Life.........................................................  $      180       $       10
     Annuity......................................................   1,107,020          426,329
     Accident and health..........................................         213               --
  Net investment income...........................................     268,678          254,539
  Amortization of interest maintenance reserve....................       1,987              158
  Commissions and expense allowances on reinsurance ceded.........       8,793           11,191
                                                                    ----------       ----------
                                                                     1,386,871          692,957
Benefits and expenses:
  Benefits paid or provided for:
     Life and accident and health benefits........................         221                8
     Surrender benefits...........................................     764,290          453,799
     Other benefits...............................................       1,931              870
     Increase (decrease) in aggregate reserves for policies and contracts:
       Life.......................................................         157               (1)
       Annuity....................................................     114,209            2,722
       Accident and health........................................         175               --
     Increase in liability for premium and other deposit type
      funds.......................................................     229,962           34,294
                                                                    ----------       ----------
                                                                     1,110,945          491,692
  Insurance expenses:
     Commissions..................................................      83,579           91,312
     General insurance expenses...................................      63,316           57,207
     Taxes, licenses and fees.....................................         421              131
     Transfers to separate accounts...............................     139,912           63,209
     Other expenses...............................................          11               --
                                                                    ----------       ----------
                                                                       287,239          211,859
                                                                    ----------       ----------
                                                                     1,398,184          703,551
                                                                    ----------       ----------
Loss from operations before federal income taxes and net realized
  capital losses on investments...................................     (11,313)         (10,594)
Federal income tax expense........................................          --               --
                                                                    ----------       ----------
Loss from operations before net realized capital losses on
  investments.....................................................     (11,313)         (10,594)
Net realized capital losses on investments (net of amounts
  transferred to interest maintenance reserve)....................      (3,432)            (928)
                                                                    ----------       ----------
Net loss..........................................................  $  (14,745)      $  (11,522)
                                                                    ==========       ==========

                            See accompanying notes.

                       AUSA LIFE INSURANCE COMPANY, INC.

         STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS--STATUTORY BASIS
                             (DOLLARS IN THOUSANDS)

                          YEAR ENDED DECEMBER 31, 1995

                                                           ADDITIONAL   UNASSIGNED      TOTAL
                                                  COMMON    PAID-IN      SURPLUS     CAPITAL AND
                                                  STOCK     CAPITAL     (DEFICIT)      SURPLUS
                                                  ------   ----------   ----------   -----------
Balance at January 1, 1994......................  $2,500    $210,150    $  (4,297)    $ 208,353
  Net loss for 1994.............................      --          --      (11,522)      (11,522)
  Net unrealized capital losses.................      --          --          (35)          (35)
  Increase in non-admitted assets...............      --          --         (855)         (855)
  Increase in asset valuation reserve...........      --          --      (12,809)      (12,809)
  Seed money contributed to separate account....      --          --      (15,000)      (15,000)
  Increase in surplus in separate account.......      --          --       15,698        15,698
                                                  ------    --------    ---------     ---------
Balance at December 31, 1994....................   2,500     210,150      (28,820)      183,830
  Capital contribution..........................      --      41,000           --        41,000
  Net loss for 1995.............................      --          --      (14,745)      (14,745)
  Net unrealized capital gains..................      --          --          172           172
  Increase in non-admitted assets...............      --          --          (61)          (61)
  Increase in asset valuation reserve...........      --          --       (9,608)       (9,608)
  Surplus effect of reinsurance.................      --          --          (70)          (70)
  Redemption of separate account seed money.....      --          --       (1,000)       (1,000)
  Increase in surplus in separate account.......      --          --        3,121         3,121
                                                  ------    --------    ---------     ---------
Balance at December 31, 1995....................  $2,500    $251,150    $ (51,011)    $ 202,639
                                                  ======    ========    =========     =========

                            See accompanying notes.

                       AUSA LIFE INSURANCE COMPANY, INC.

                   STATEMENTS OF CASH FLOWS--STATUTORY BASIS
                             (DOLLARS IN THOUSANDS)

                                                                      YEAR ENDED DECEMBER 31
                                                                    ---------------------------
                                                                       1995             1994
                                                                    ----------       ----------
SOURCES OF CASH
Premiums and other considerations, net of reinsurance.............  $1,116,102       $  438,260
Net investment income.............................................     265,966          246,801
                                                                    ----------       ----------
                                                                     1,382,068          685,061
Life and accident and health claims...............................        (215)             (10)
Surrender benefits and other fund withdrawals.....................    (764,290)        (453,799)
Other benefits to policyholders...................................      (1,931)            (868)
Commissions, other expenses and other taxes.......................    (160,462)         (63,919)
Net transfers to separate accounts................................    (139,912)         (63,209)
Federal income taxes, excluding tax on capital gains..............          --              (62)
Net increase in policy loans......................................          (1)              (6)
Increase in remittances and items not allocated...................       7,384           10,340
                                                                    ----------       ----------
Net cash provided by operations...................................     322,641          113,528
Proceeds from investments sold, matured or repaid:
  Bonds...........................................................     432,605          421,275
  Common stocks...................................................          --            2,022
  Mortgage loans..................................................     138,243          189,421
  Real estate.....................................................       4,952               32
  Other, net......................................................           5              (48)
                                                                    ----------       ----------
Total cash from investments.......................................     575,805          612,702
Capital contribution..............................................      41,000               --
Cash received in connection with a reinsurance transaction........          38               --
Issuance of intercompany notes payable, net.......................      10,000            5,200
Other sources.....................................................      22,224           14,695
                                                                    ----------       ----------
Total sources of cash.............................................     971,708          746,125
APPLICATIONS OF CASH
Cost of investments acquired:
  Bonds...........................................................     878,082        1,038,312
  Common stocks...................................................          --               27
  Mortgage loans..................................................      54,140            1,544
  Other invested assets...........................................         725               --
                                                                    ----------       ----------
Total investments acquired........................................     932,947        1,039,883
Seed money contributed to separate accounts.......................       1,000           15,000
Other applications................................................      14,914            4,229
                                                                    ----------       ----------
Total applications of cash........................................     948,861        1,059,112
                                                                    ----------       ----------
Net change in cash and short-term investments.....................      22,847         (312,987)
Cash and short-term investments at beginning of year..............      89,532          402,519
                                                                    ----------       ----------
Cash and short-term investments at end of year....................  $  112,379       $   89,532
                                                                    ==========       ==========

                            See accompanying notes.

                       AUSA LIFE INSURANCE COMPANY, INC.

                 NOTES TO FINANCIAL STATEMENTS--STATUTORY BASIS
                             (DOLLARS IN THOUSANDS)

                               DECEMBER 31, 1995

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     AUSA Life Insurance Company, Inc. ("the Company") is a stock life insurance company and is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA") which, in turn, is a wholly-owned subsidiary of AEGON USA ("AEGON"). AEGON is a wholly-owned subsidiary of AEGON nv, a holding company organized under the laws of The Netherlands. Effective September 24, 1993, First AUSA purchased from The Dreyfus Corporation ("Dreyfus"), its entire interest in Dreyfus Life Insurance Company, a stock life insurance company. At the time of purchase, the Company had total assets and capital and surplus of approximately $17 million and $11 million, respectively. Effective September 27, 1993, Dreyfus Life Insurance Company changed its name to AUSA Life Insurance Company, Inc. On December 31, 1993, the Company entered into an assumption reinsurance agreement with Mutual of New York ("MONY") to transfer certain group pension business of MONY to the Company.

     During 1995, the Board of Directors adopted a resolution calling for the merger of all the assets and liabilities of International Life Investors Insurance Company, an affiliate, into the Company. This merger is expected to occur in 1996.

FINANCIAL STATEMENTS

     The accompanying financial statements present the condition of the Company at December 31, 1995 and 1994 and the results of its operations for the year ended December 31, 1995 and 1994. Results of operations for 1993 are not included, as the Company believes such data would not provide a meaningful comparison with respect to financial results after the date of the acquisition.

NATURE OF BUSINESS

     The Company primarily sells group fixed and variable annuities. The Company is licensed in 47 states and the District of Columbia and is actively in the process of becoming licensed in all 50 states. Sales of the Company's products are primarily through brokers.

BASIS OF PRESENTATION

     The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract reserves, guarantee fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

     The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Department of Insurance of the State of New York, which practices differ in some respects from generally accepted accounting principles. The more significant of these differences are as follows: (a) bonds are generally carried at amortized cost rather than segregating the portfolio into held-to-maturity (carried at amortized cost), available-for-sale (carried at fair value), and trading (reported at fair value) classifications; (b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies; (c) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on

                       AUSA LIFE INSURANCE COMPANY, INC.

                             (DOLLARS IN THOUSANDS)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions;
(d) policy reserves on certain investment products use discounting methodologies utilizing statutory interest rates rather than full account values; (e) reinsurance amounts are netted against the corresponding receivable or payable rather than shown as gross amounts on the balance sheet; (f) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (g) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (h) declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (carried as a liability) changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (i) certain assets designated as "nonadmitted assets" have been charged to surplus rather than being reported as assets; (j) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (k) pension expense is recorded as amounts are paid; (l) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations; and (m) gains or losses on dispositions of business are charged or credited directly to unassigned surplus rather than being reported in the statement of operations. The effects of these variances have not been determined by the Company.

     The National Association of Insurance Commissioners (NAIC) currently is in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1996, will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements.

CASH AND CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be cash equivalents.

INVESTMENTS

     Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortized costs for bonds and mortgage loans on real estate that were acquired through the reinsurance agreement, described earlier, were initially recorded at market value, consistent with the aforementioned agreement and as prescribed by the Department of Insurance of the State of New York. Amortization is computed using methods which result in a level yield over the expected life of the security. The Company reviews its prepayment assumptions on mortgage and other asset backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks, which may include shares of mutual funds (money market and other), are carried at market. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of

                       AUSA LIFE INSURANCE COMPANY, INC.

                             (DOLLARS IN THOUSANDS)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

investments in various joint ventures and are recorded at equity in underlying net assets. Other "admitted assets" are valued, principally at cost, as required or permitted by New York Insurance Laws.

     Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve (AVR) is established by the Company to provide for anticipated losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses, net of amounts attributed to changes in the general level of interest rates. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve (IMR), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

     Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 1, 1995 and 1994, the Company excluded investment income due and accrued of $183 and $774, respectively, with respect to such practices.

     MONY entered into foreign exchange interest rate swap agreements to modify the interest characteristics of certain of its outstanding fixed maturity securities from a fixed rate in a foreign currency to a fixed rate in U.S. Dollars prior to the reinsurance assumption agreement. These agreements were assigned to the Company in connection with the reinsurance assumption agreement. The interest rate swap agreements involve the exchange of a fixed rate in a foreign currency for fixed rate interest payments in U. S. Dollars over the life of the agreement without an exchange of the underlying principal amount of $32,500 at December 31, 1995 and 1994. The differential to be paid or received is accrued as incurred and recognized as an adjustment to interest related to the underlying fixed maturity. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair values of the swap agreements are not recognized in the financial statements.

     Deferred income for unrealized gains and losses on the securities valued at market at the time of the assumption reinsurance agreement (described in Note 4) are returned to Mutual of New York at the time of realization pursuant to the agreement.

AGGREGATE POLICY RESERVES

     Life and annuity benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

     The aggregate policy reserves for life insurance policies are based principally upon the 1941 and 1958 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.50 to 4.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods.

     Deferred annuity and other policyholders' funds reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies

                       AUSA LIFE INSURANCE COMPANY, INC.

                             (DOLLARS IN THOUSANDS)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

are equal to the present value of future payments assuming interest rates ranging from 5.50 to 7.50 percent and mortality rates, where appropriate, from a variety of tables.

     Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

POLICY AND CONTRACT CLAIM RESERVES

     Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

SEPARATE ACCOUNT

     Assets held in trust for purchases of separate account contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. Income and gains and losses with respect to these assets accrue to the benefit of the policyholders. The Company received separate account premiums of $536,128 and $180,789 in 1995 and 1994, respectively. The assets in the separate accounts for the variable annuities and participating annuities are held at a market value of $3,650,091 and $2,398,125 for the years ended December 31, 1995 and 1994, respectively. The separate account assets in the fixed government accounts and stable fund accounts are carried at an amortized cost of $599,254 and $509,549 for the years ended December 31, 1995 and 1994, respectively.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1994 financial statements to conform to the 1995 presentation.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments, requires additional disclosures about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allows companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

                       AUSA LIFE INSURANCE COMPANY, INC.

                             (DOLLARS IN THOUSANDS)

2. FAIR VALUES OF FINANCIAL INSTRUMENTS--(CONTINUED)

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents, short-term investments: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair values.

     Investment securities: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices and are recognized in the statutory-basis balance sheet.

     Mortgage loans and policy loans: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans are assumed to equal their carrying value.

     Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

     Interest rate swap: Estimated fair value of the foreign currency interest rate swap is based upon the pricing differential for similar swap agreements. The fair value of the interest rate swap has been included with the fair value of the underlying fixed maturities.

     Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

     The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of SFAS No. 107 and No. 119:

                                                                     DECEMBER 31
                                                           1995                      1994
                                                  -----------------------   -----------------------
                                                   CARRYING                  CARRYING
                                                    VALUE      FAIR VALUE     VALUE      FAIR VALUE
                                                  ----------   ----------   ----------   ----------
ADMITTED ASSETS
Bonds...........................................  $2,523,719   $2,605,786   $2,099,349   $1,976,667
Preferred stocks................................         236          180          236          162
Common stock....................................         346          346          274          274
Mortgage loans on real estate...................     768,424      806,395      862,352      851,352
Policy loans....................................          25           25           24           24
Cash and short-term investments.................     112,379      112,379       89,532       89,532
Separate account assets.........................   4,249,345    4,261,843    2,907,674    2,876,170
LIABILITIES
Investment contract liabilities.................   3,113,766    3,077,557    2,771,701    2,685,570
Separate account annuities......................   4,237,983    4,219,281    2,886,836    2,841,006

                       AUSA LIFE INSURANCE COMPANY, INC.

                             (DOLLARS IN THOUSANDS)

3. INVESTMENTS

     The carrying value and estimated market value of investments in debt securities were as follows:

                                                                GROSS        GROSS      ESTIMATED
                                                  CARRYING    UNREALIZED   UNREALIZED      FAIR
                                                   VALUE        GAINS        LOSSES       VALUE
                                                 ----------   ----------   ----------   ----------
DECEMBER 31, 1995
Bonds:
  United States Government and agencies........  $   81,460    $  1,010    $      21    $   82,449
  State, municipal and other government........      20,584         871           14        21,441
  Public utilities.............................     169,422       3,105          498       172,029
  Industrial and miscellaneous.................   1,482,600      51,205        7,727     1,526,078
  Mortgage-backed securities...................     769,653      36,675        2,539       803,789
                                                 ----------    --------    ---------    ----------
                                                  2,523,719      92,866       10,799     2,605,786
Preferred stocks...............................         236          --           56           180
                                                 ----------    --------    ---------    ----------
                                                 $2,523,955    $ 92,866    $  10,855    $2,605,966
                                                 ==========    ========    =========    ==========
DECEMBER 31, 1994
Bonds:
  United States Government and agencies........  $  101,024    $    247    $   7,604    $   93,667
  State, municipal and other government........      23,270          --        1,903        21,367
  Public utilities.............................     162,527          15       14,017       148,525
  Industrial and miscellaneous.................   1,448,647       3,569       82,144     1,370,072
  Mortgage-backed securities...................     363,881         377       21,222       343,036
                                                 ----------    --------    ---------    ----------
                                                  2,099,349       4,208      126,890     1,976,667
Preferred stocks...............................         236          --           74           162
                                                 ----------    --------    ---------    ----------
                                                 $2,099,585    $  4,208    $ 126,964    $1,976,829
                                                 ==========    ========    =========    ==========

     The carrying value and estimated market value of bonds at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                        CARRYING    ESTIMATED
                                                                         VALUE      FAIR VALUE
                                                                       ----------   ----------
Due in one year or less..............................................  $   62,034   $    62,250
Due after one year through five years................................     795,601       808,309
Due after five years through ten years...............................     773,886       809,464
Due after ten years..................................................     122,545       121,974
                                                                       ----------   -----------
                                                                        1,754,066     1,801,997
Mortgage-backed securities...........................................     769,653       803,789
                                                                       ----------   -----------
                                                                       $2,523,719   $ 2,605,786
                                                                       ==========   ===========

                       AUSA LIFE INSURANCE COMPANY, INC.

                             (DOLLARS IN THOUSANDS)

3. INVESTMENTS--(CONTINUED)

     A detail of net investment income is presented below:

                                                                             DECEMBER 31
                                                                         1995           1994
                                                                       --------       --------
Interest on bonds and notes......................................      $180,500       $145,612
Mortgage loans...................................................        98,653        117,859
Real estate......................................................         2,400            322
Dividends on equity investments..................................            19             51
Interest on policy loans.........................................             1              1
Other investment loss............................................        (3,927)        (2,458)
                                                                       --------       --------
Gross investment income..........................................       277,646        261,387
Investment expenses..............................................         8,968          6,848
                                                                       --------       --------
Net investment income............................................      $268,678       $254,539
                                                                       ========       ========

     Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                                             DECEMBER 31
                                                                         1995           1994
                                                                       --------       --------
Proceeds.........................................................      $432,605       $421,275
                                                                       ========       ========
Gross realized gains.............................................      $  7,214       $  7,643
Gross realized losses............................................        13,407         13,681
                                                                       --------       --------
Net realized losses..............................................      $ (6,193)      $ (6,038)
                                                                       ========       ========

     At December 31, 1995, investments with an aggregate carrying value of $2,089 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

     Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                                               REALIZED
                                                                        ----------------------
                                                                        YEAR ENDED DECEMBER 31
                                                                          1995          1994
                                                                        --------       -------
Debt securities...................................................      $ (6,193)      $(6,038)
Short-term investments............................................             2           (48)
Mortgage loans on real estate.....................................        (3,650)        1,067
Real estate.......................................................          (628)           --
Other invested assets.............................................        11,109         5,412
                                                                        --------       -------
                                                                             640           393
Tax effect........................................................            --            --
Transfer to interest maintenance reserve..........................        (4,072)       (1,321)
                                                                        --------       -------
Total realized losses.............................................      $ (3,432)      $  (928)
                                                                        ========       =======

                       AUSA LIFE INSURANCE COMPANY, INC.

                             (DOLLARS IN THOUSANDS)

3. INVESTMENTS--(CONTINUED)

                                                                                CHANGE IN
                                                                                UNREALIZED
                                                                             ----------------
                                                                                YEAR ENDED
                                                                               DECEMBER 31
                                                                             1995        1994
                                                                             -----       ----
Debt securities........................................................      $(750)      $ --
Equity securities......................................................         72        (35)
                                                                             -----       ----
Change in unrealized depreciation......................................      $(678)      $(35)
                                                                             =====       ====

     Gross unrealized gains and gross unrealized losses on equity securities at December 31, 1995 were as follows:

                                                                                YEAR ENDED
                                                                                DECEMBER 31
                                                                              ---------------
                                                                              1995       1994
                                                                              ----       ----
Unrealized gains........................................................      $205       $133
Unrealized losses.......................................................        --         --
                                                                              ----       ----
Net unrealized gains....................................................      $205       $133
                                                                              ====       ====

     During 1995, the Company issued mortgage loans with interest rates ranging from 7.41% to 9.86%. The maximum percentage of any one loan to the value of the underlying real estate at origination was 86%. Mortgage loans with a carrying value of $13,780 were non-income producing for the previous twelve months. Accrued interest of $150 related to these mortgage loans was excluded from investment income. The Company refinanced the mortgage loans of two properties with an aggregate carrying value of $23,378 to reduce the interest rates, as a result of the current interest rate environment. The Company requires all mortgage loans to carry fire insurance equal to the value of the underlying property.

     During 1995 and 1994, there were $14,264 and $10,587, respectively, in foreclosed mortgage loans that were transferred to real estate. At December 31, 1995 and 1994, the Company held a mortgage loan loss reserve in the asset valuation reserve of $9,921 and $9,061, respectively.

     At December 31, 1995, the mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

           GEOGRAPHIC DISTRIBUTION                         PROPERTY TYPE DISTRIBUTION
---------------------------------------------     ---------------------------------------------
South Atlantic.........................  31.1%    Retail.................................  36.7%
E. North Central.......................  20.7     Office.................................  33.2
Mountain...............................  15.6     Apartment..............................  17.2
New England............................  11.5     Other..................................  10.4
W. North Central.......................   9.8     Industrial.............................   2.5
W. South Central.......................   8.3
Pacific................................   3.0

                       AUSA LIFE INSURANCE COMPANY, INC.

                             (DOLLARS IN THOUSANDS)

3. INVESTMENTS--(CONTINUED)

     At December 31, 1995, the Company had the following investments, excluding
U. S. Government guaranteed or insured issues, which individually represented more than ten percent of capital and surplus and the asset valuation reserve:

                                                                                    CARRYING
                             DESCRIPTION OF SECURITY                                 VALUE
----------------------------------------------------------------------------------  --------
Bonds:
  Falcon Telecable................................................................  $44,370
  Connecticut National Bank.......................................................   36,220
  Green Tree Financial Corporation................................................   35,831
  Standard Credit Card............................................................   32,629
  PSEG Capital....................................................................   28,783
  Chemical Banking................................................................   26,166
  Triax Association...............................................................   25,000

4. REINSURANCE

     The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

     Premiums earned reflect the following reinsurance assumed and ceded amounts for the year ended December 31:

                                                                        1995            1994
                                                                     ----------       --------
Direct premiums....................................................  $1,105,029       $295,678
Reinsurance assumed................................................      35,847        130,665
Reinsurance ceded..................................................     (33,463)            (4)
                                                                     ----------       --------
Net premiums earned................................................  $1,107,413       $426,339
                                                                     ==========       ========

     The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 1995 and 1994 of $32,948 and $0, respectively.

     On December 31, 1993, the Company and MONY entered into an assumption reinsurance agreement whereby, all of the general account liabilities were novated to the Company from MONY as state approvals were received.

     In accordance with the agreement, MONY will receive payments relating to the performance of the assets and liabilities that exist at the date of closing for a period of nine years. These payments will be reduced for certain administrative expenses as defined in the agreement. The Company will recognize operating gains and losses on renewal premiums received after December 31, 1993 of the business in-force at December 31, 1993, and on all new business written after that date. At the end of nine years, the Company will purchase from MONY the remaining transferred business inforce based upon a formula described in the agreement. At December 31, 1995 and 1994, the Company owed MONY $73,546 and $85,612, respectively, which represents the amount earned by MONY under the gain sharing calculation and certain fees for investment management services for the respective years.

                       AUSA LIFE INSURANCE COMPANY, INC.

                             (DOLLARS IN THOUSANDS)

4. REINSURANCE--(CONTINUED)

     In connection with the transaction, MONY purchased $150,000 and $50,000 in Series A and Series B notes, respectively, of AEGON. The proceeds were used to enhance the surplus of the Company. Both the Series A and Series B notes bear a market rate of interest and mature in nine years.

     AEGON provides general and administrative services for the transferred business under a related agreement with MONY. The agreement specifies prescribed rates for expenses to administer the business up to certain levels. In addition, AEGON also provides investment management services on the assets underlying the new pension business written by the Company while MONY continues to provide investment management services for assets supporting the remaining policy liabilities which were transferred at December 31, 1993.

     On October 1, 1995, the Company entered into a reinsurance agreement with a non-affiliate. As a result, the Company received $4,242 of assets, including $38 of cash and $4,312 of liabilities. The difference between the assets and the liabilities of $70 was charged directly to unassigned surplus.

5. INCOME TAXES

     Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to loss from operations before taxes and realized capital losses for the following reasons:

                                                                        YEAR ENDED DECEMBER 31
                                                                          1995          1994
                                                                         -------       -------
Computed tax benefit at federal statutory rate (35%)...................  $(3,959)      $(3,708)
Tax reserve adjustment.................................................      184           121
Deferred acquisition cost--tax basis...................................      596             6
Carryforward of current year operating loss............................    3,351         3,460
Other items--net.......................................................     (172)          121
                                                                         -------       -------
Federal income tax expense.............................................  $    --       $    --
                                                                         =======       =======

     Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($800 at December 31, 1995). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $280.

     At December 31, 1995, the Company had net operating loss carryforwards of approximately $19,400 which expire through 2010.

6. POLICY AND CONTRACT ATTRIBUTES

     A portion of the Company's policy reserves and other policyholders' funds relate to liabilities established on a variety of the Company's products that are not subject to significant mortality or morbidity risk; however,

                       AUSA LIFE INSURANCE COMPANY, INC.

                             (DOLLARS IN THOUSANDS)

6. POLICY AND CONTRACT ATTRIBUTES--(CONTINUED)

there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, are summarized as follows:

                                                                           DECEMBER 31, 1995
                                                                      ---------------------------
                                                                                        PERCENT
                                                                        AMOUNT          OF TOTAL
                                                                      ----------       ----------
Subject to discretionary withdrawal with market value adjustment....  $  506,683           16.1%
Subject to discretionary withdrawal at book value less surrender
  charge............................................................   1,892,739           60.1%
Subject to discretionary withdrawal at market value.................           2            0.0%
Subject to discretionary withdrawal at book value (minimal or no charges
  or adjustments)...................................................     523,843           16.7%
Not subject to discretionary withdrawal provision...................     223,617            7.1%
                                                                      ----------          -----
                                                                       3,146,884          100.0%
Less reinsurance ceded..............................................      32,948
                                                                      ----------
Total policy reserves on annuities and deposit fund liabilities.....  $3,113,936
                                                                      ==========

     Separate and variable account assets held by the Company represent contracts where the benefit is determined by the performance of the investments held in the separate account. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of separate account liabilities on these products, by withdrawal characteristics, are summarized as follows:

                                                                      DECEMBER 31, 1995
                                                           ----------------------------------------
                                                           GUARANTEED   NON-GUARANTEED
                                                            SEPARATE       SEPARATE
                                                            ACCOUNT        ACCOUNT         TOTAL
                                                           ----------   --------------   ----------
Subject to discretionary withdrawal with
  market value adjustment................................  $  290,684     $       --     $  290,684
Subject to discretionary withdrawal at book value less
  surrender charge.......................................     280,770             --        280,770
Subject to discretionary withdrawal at market value......      97,049      1,492,670      1,589,719
Not subject to discretionary withdrawal..................   2,076,810             --      2,076,810
                                                           ----------     ----------     ----------
                                                           $2,745,313     $1,492,670     $4,237,983
                                                           ==========     ==========     ==========

     At December 31, 1995 and 1994, the Company had insurance in force aggregating $52 and $65, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa.

7. DIVIDEND RESTRICTIONS

     Generally, an insurance company's ability to pay dividends is limited to the amount that their net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payment of such amounts as dividends may be subject to approval by regulatory authorities. The Company is not entitled to pay out any dividends in 1996 without prior approval.

8. RETIREMENT AND COMPENSATION PLANS

     The Company's employees participate in a qualified benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the FASB 87

                       AUSA LIFE INSURANCE COMPANY, INC.

                             (DOLLARS IN THOUSANDS)

8. RETIREMENT AND COMPENSATION PLANS (CONTINUED)

expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. The Company was allocated no pension expense for the years ended December 31, 1995 and 1994. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

     The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements, are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. The Company was allocated no expense for the years ended December 31, 1995 and 1994.

     AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. AEGON also sponsors an employee stock option plan for individuals employed at least three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

     In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans calculated on the pay-as-you-go basis are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company was allocated no expense for the years ended December 31, 1995 and 1994.

9. RELATED PARTY TRANSACTIONS

     In accordance with an agreement between AEGON and the Company, AEGON will ensure the maintenance of certain minimum tangible net worth, operating leverage and liquidity levels of the Company, as defined in the agreement, through the contribution of additional capital by the Company's parent as needed.

     The Company is allocated administrative and benefit expenses from the parent for employee related costs, as all employees are considered employees of the parent, not employees of the Company.

     The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 1995 and 1994, the Company paid $2,212 and $0, respectively, for these services, which approximates their costs to the affiliates.

     Payable to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rates ranging from 5.00% to 5.85% at December 31, 1995. During 1995 and 1994, the Company paid interest of $193 and $43, respectively, to affiliates.

                       AUSA LIFE INSURANCE COMPANY, INC.

                             (DOLLARS IN THOUSANDS)

10. COMMITMENTS AND CONTINGENCIES

     The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

     The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. In accordance with the purchase agreement, assessments related to periods prior to the purchase of the Company will be paid by Dreyfus. Assessments attributable to business reinsured from MONY for premiums received prior to the date of the transaction will be paid by MONY. The Company will be responsible for assessments, if any, attributable to premium income after the date of purchase. The guaranty fund expense was $15 and $0 for the years ended December 31, 1995 and 1994, respectively.

                       AUSA LIFE INSURANCE COMPANY, INC.


  SUMMARY OF INVESTMENTS--OTHER THAN INVESTMENTS IN RELATED PARTIES--STATUTORY
                                     BASIS

                             (DOLLARS IN THOUSANDS)

                               DECEMBER 31, 1995

SCHEDULE I


                                                                                 AMOUNT AT WHICH
                                                                      MARKET      SHOWN IN THE
                 TYPE OF INVESTMENT                    COST (1)       VALUE       BALANCE SHEET (2)
----------------------------------------------------  -----------   ----------   ------------------
FIXED MATURITIES
Bonds:
  United States Government and government agencies
     and authorities................................  $   499,932   $  517,318     $   499,232
  States, municipalities and political
     subdivisions...................................        5,068        5,444           5,062
  Foreign governments...............................       15,980       15,996          15,522
  Public utilities..................................      172,286      172,029         169,422
  All other corporate bonds.........................    1,853,621    1,894,999       1,834,481
Redeemable preferred stock..........................          236          180             236
                                                      -----------   ----------     -----------
Total fixed maturities..............................    2,547,123    2,605,966       2,523,955
EQUITY SECURITIES
Common stocks--industrial, miscellaneous and all
  other.............................................          141          346             346
                                                      -----------   ----------     -----------
Total equity securities.............................          141          346             346
Mortgage loans on real estate.......................      768,424                      768,424
Real estate.........................................       29,333                       29,333
Policy loans........................................           25                           25
Cash and short-term investments.....................      112,379                      112,379
                                                      -----------                  -----------
Total investments...................................  $ 3,457,425                  $ 3,434,462
                                                      ===========                  ===========

---------------
(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

(2) Amounts differ from cost as certain bonds have been adjusted to reflect other than temporary declines in value charged to surplus, as prescribed by the NAIC.

                       AUSA LIFE INSURANCE COMPANY, INC.


              SUPPLEMENTARY INSURANCE INFORMATION--STATUTORY BASIS

                             (DOLLARS IN THOUSANDS)

SCHEDULE III

                       FUTURE                                                         BENEFITS,
                       POLICY                                                          CLAIMS
                      BENEFITS            POLICY AND                   NET           LOSSES AND         OTHER
                        AND     UNEARNED   CONTRACT     PREMIUM     INVESTMENT       SETTLEMENT       OPERATING    PREMIUMS
                      EXPENSES  PREMIUMS  LIABILITIES   REVENUE       INCOME          EXPENSES        EXPENSES     WRITTEN
                      --------  --------  ----------   ----------   ----------   -------------------  ---------   ----------
YEAR ENDED
DECEMBER 31, 1995
Individual life...... $    354   $   --      $  3      $      180    $      47       $         4      $       4   $       --
Individual health....    4,021      333       152             213           85               386             62           --
Group life and
  health.............        2       --        --              --           --                --             --          195
Annuity..............  122,145       --        --       1,107,020      268,546         1,110,555        287,173    1,606,197
                      --------   ------      ----      ----------    ---------       -----------      ---------   ----------
                      $126,522   $  333      $155      $1,107,413    $ 268,678       $ 1,110,945      $ 287,239   $1,606,392
                      ========   ======      ====      ==========    =========       ===========      =========   ==========
DECEMBER 31, 1994
Individual life...... $    197   $   --      $  3      $       10    $      19       $         5      $       2   $       --
Individual health....       --       --        --              --           --                --             --           --
Group life and
  health.............        2       --        --              --           --                --             --           --
Annuity..............    7,572       --        --         426,329      254,520           491,686        211,857      426,329
                      --------   ------      ----      ----------    ---------       -----------      ---------   ----------
                      $  7,771   $   --      $  3      $  426,339    $ 254,539       $   491,691      $ 211,859   $  426,329
                      ========   ======      ====      ==========    =========       ===========      =========   ==========

                       AUSA LIFE INSURANCE COMPANY, INC.


                          REINSURANCE--STATUTORY BASIS

                             (DOLLARS IN THOUSANDS)

SCHEDULE IV

                                                               ASSUMED                     PERCENTAGE OF
                                                CEDED TO        FROM                          AMOUNT
                                   GROSS          OTHER         OTHER                       ASSUMED TO
                                   AMOUNT       COMPANIES     COMPANIES     NET AMOUNT          NET
                                 ----------     ---------     ---------     ----------     -------------
YEAR ENDED DECEMBER 31, 1995
Life insurance in force........  $      629      $   150      $     --      $      479           --%
                                 ==========      =======      ========      ==========      =======
Premiums:
  Individual life..............  $      184      $     4      $     --      $      180           --%
  Individual health............          --           --            --              --           --
  Group life and health........          --           --            --              --           --
  Annuity......................   1,105,029       33,459        35,847       1,107,233            3
                                                                                                 --
                                 ----------      -------      --------      ----------
                                                                              --------
                                 $1,104,845      $33,463      $ 35,847      $1,107,413            3%
                                 ==========      =======      ========      ==========      =======
YEAR ENDED DECEMBER 31, 1994
Life insurance in force........  $      681      $   150      $     --      $      531           --%
                                 ==========      =======      ========      ==========      =======
Premiums:
  Individual life..............  $       14      $     4      $     --      $       10           --%
  Individual health............          --           --            --              --           --
  Group life and health........          --           --            --              --           --
  Annuity......................     295,664           --       130,665         426,329           31
                                                                                                 --
                                 ----------      -------      --------      ----------
                                                                              --------
                                 $  295,678      $     4      $130,665      $  426,339           31%
                                 ==========      =======      ========      ==========      =======

                                     PART C

                               OTHER INFORMATION

ITEM 28.  FINANCIAL STATEMENTS AND EXHIBITS


     The following Financial Statements



(1) With respect to Diversified Investors Strategic Variable Funds: These funds will not commence operations until after the effective date of this registration statement...........................................................................
(2) With respect to AUSA Life Insurance Company, Inc. ("AUSA")
Report of Independent Auditors........................................................    F-1
Balance Sheets -- Statutory Basis at December 31, 1995 and 1994.......................    F-2
Statements of Operations -- Statutory Basis for the year ended December 31, 1995 and
  1994................................................................................    F-4
Statements of Changes in Capital and Surplus -- Statutory Basis for the year ended
  December 31, 1995 and 1994..........................................................    F-5
Statements of Cash Flows -- Statutory Basis for the year ended December 31, 1995 and
  1994................................................................................    F-6
Notes to Financial Statements -- Statutory Basis......................................    F-7
Financial Statement Schedules.........................................................   F-20


     (b) Exhibits


      (1) Any form of Form N-3 Exhibits (1), (3), (5) through (8) and (16) previously filed with the Commission as part of Pre-Effective Amendment No. 1 dated July 1, 1994 to the Diversified Investors Variable Fund Registration Statement filed on Form N-4, Registration No. 33-73734 under the Securities Act of 1933 are incorporated herein by reference.



      (2) Not Applicable.



      (4) Investment Advisory Contract.



      (9) Not applicable.


     (10) Not applicable.

     (11) Not applicable.

     (12) Opinion and Consent of counsel as to the legality of the securities being registered.

     (13) Opinion and Consent of Independent Public Accountants.

     (14) Not applicable.

     (15) Not applicable.

     (17) Not applicable.


     (18) Powers of Attorney previously filed with the Commission as part of initial Registration Statement dated July 22, 1996 to Diversified Investors Strategic Variable Funds filed on Form N-3, Registration No. 333-08543.



ITEM 29.  DIRECTORS AND OFFICERS OF AUSA


     The Directors and officers of AUSA are set forth below.

DIRECTORS

Andrew R. Baer.............  KEKST & COMPANY, 437 Madison Ave., New York, New
                             York 10022.

William L. Busler..........  AEGON USA, Inc., 4333 Edgewood Road, N.E., Cedar
                             Rapids, Iowa 52499.

Jack R. Dykhouse...........  AEGON USA, Inc., 9151 Grapevine Highway, North
                             Richland Hills, Texas 76180.

Peter P. Post..............  EMMERLING POST, Inc., 135 East 55th Street, New
                             York, New York 10022.

Cor H. Verhagen............  AEGON INSURANCE GROUP, 51 JFK Parkway, Short Hills,
                             New Jersey 07078.

Professor E. Kirby
Warren.....................  COLUMBIA UNIVERSITY SCHOOL OF BUSINESS, 725 Uris
                             Hall, 116th Street & Broadway, New York, New York 10027.

Steven E. Frushtick........  WIENER, FRUSHTICK & STRAUB, 500 Fifth Avenue, New
                             York, New York 10110.

Vice Admiral Thor Hanson...  National Multiple Sclerosis Society, 900 Birdseye
                             Road, P.O. Box 112, Orient, New York 11957-0112.

B. Larry Jenkins...........  Monumental Life Insurance Company, 2 East Chase
                             Street, Baltimore, Maryland 21202.

DIRECTOR-OFFICERS

Larry G. Brown.............  Chairman of the Board and Secretary, AEGON USA,
                             Inc., 111 North Charles Street, Baltimore, Maryland 21201.

Vera F. Mihaic.............  Vice President, INTERNATIONAL LIFE INVESTORS
                             INSURANCE Company, 666 Fifth Avenue,
                             New York, New York 10103-0001.

Tom Schlossberg............  President, DIVERSIFIED INVESTMENT ADVISORS, Inc.,
                             4 Manhattanville Road, Purchase, New York 10577.

Douglas C. Kolsrud.........  Chief Actuary, AEGON USA, Inc., 4333 Edgewood Road,
                             N.E., Cedar Rapids, Iowa 52499.

ITEM 30.  PERSONS CONTROLLED BY OR UNDER CONTROL WITH THE INSURANCE COMPANY

     No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of the Insurance Company.


     The diagram on the next page shows all corporations directly or indirectly controlled or under common control with the Insurance Company, showing the state or other sovereign power under the laws of which each is organized and the percentage ownership of voting securities giving rise to the control relationship. (See diagram on following page.)

                           BRIEF DESCRIPTION OF CHART



     The following is a listing of all subsidiaries/affiliates of AEGON N.V. arranged by state/country of incorporation:



     ALABAMA



     ZCI, Inc. -- 100%



     ARIZONA



     Bankers Financial Life Insurance Company (Footnote 6)



     Iowa Fidelity Life Insurance Company -- (Footnote 2)



     Southwest Equity Life Insurance Company -- 100%



     CALIFORNIA



     ISI Insurance Agency, Inc. and its subsidiaries -- 100% (Footnote 9)



     Zahorik Company, Inc. -- 100%



     DELAWARE



     AEGON U.S. Holding Corporation -- 100%



     Diversified Investors Securities Corp. -- 100%



     Diversified Investment Advisors, Inc. -- 100%



     Idex Management, Inc. -- 50% (Footnote 7)



     Intersecurities Inc. -- 100%



     Landauer Associates, Inc. -- 100%



     Zuantra Corporation -- 100%



     Zuantra Software Corporation -- 100%



     Money Services, Inc. -- 100%



     RCC North America, Inc. Voting Trust -- 100% (Footnote 8)



     FLORIDA



     Idex Investor Services, Inc. -- 100%



     INDIANA



     AEGON Management Company



     IOWA



     AEGON USA Investment Management -- 100%



     AEGON USA Realty Advisors, Inc. -- 100% (Footnote 12)



     AEGON USA Realty Management, Inc. -- 100%



     AEGON USA, Inc. -- 100% (Footnote 1)



     AEGON USA Securities, Inc. -- 100%



     American Forum For Fiscal Fitness -- 100%

     AUSA Financial Markets, Inc. -- 100%



     Bankers United Life Assurance Company -- 100%



     Cadet Holding Corp. -- 100%



     Cedar Income Fund, Ltd. (Footnote 5)



     Investors Warranty of America Inc. -- 100%



     Landauer Realty Advisors, Inc. -- 100%



     Life Investors Insurance Company of America -- 100%



     Massachusetts Fidelity Trust Company -- 100%



     PFL Life Insurance Company -- 100%



     Realty Information Systems, Inc. -- 100% (Footnote 11)



     Transunion Casualty Company -- 100%



     Universal Benefits Corporation -- 100%



     USP Real Estate Investment Trust (Footnote 4)



     MARYLAND



     AEGON USA Managed Portfolios, Inc. (Footnote 3)



     AUSA Holding Company -- 100%



     Executive Management and Consultant Services, Inc. -- 100%



     First USA Life Insurance Company -- 100%



     Monumental General Administrators, Inc. -- 100%



     Monumental General Casualty Company -- 100%



     Monumental General Insurance Group, Inc. -- 100%



     Monumental General Mass Marketing, Inc. -- 100%



     Monumental Life Insurance Company -- 100%



     The Whitestone Corporation -- 100%



     United Financial Services, Inc. -- 100%



     WRL Series Fund Inc. -- 100% (Footnote 3)



     MASSACHUSETTS



     Idex Fund (Footnote 3)



     Idex II Series Fund (Footnote 3)



     Idex Fund 3 (Footnote 3)



     MICHIGAN



     Associated Mariner Agency, Inc. and its subsidiaries -- 100% (Footnote 10)



     Associated Mariner Financial Group Inc. -- 100%



     Mariner Financial Services, Inc. -- 100%

     Mariner Mortgage Corp. -- 100%



     Mariner/ISI Planning Corporation -- 100%



     MINNESOTA



     AUSA Institutional Marketing Group, Inc. -- 100%



     Colorado Annuity Agency, Inc. -- 100%



     NEW JERSEY



     Short Hills Management Company -- 100%



     NEW YORK



     AUSA Life Insurance Company, Inc. -- 100%



     Corpa Reinsurance Company -- 100%



     OHIO



     Western Reserve Life Assurance Co. of Ohio -- 100%



     TENNESSEE



     Supplemental Insurance Division, Inc. -- 100%



     CANADA



     CRC Creditor Resource Canadian Dealer Network Inc. -- 100%



     Note: In addition to the foregoing United States and Canadian entities, these are the following foreign based corporations/association:


            Vereniging AEGON Netherlands Membership Association which has a 53.83% interest in AEGON N.V. Netherlands Corporation which corporation owns 100% of AEGON Nederland N.V. (Netherlands Corporation), AEGON International N.V. (Netherlands Corporation), AEGON Nevak Holding B.V. (Netherlands Corporation) and Groninger Financieringen B.V. (Netherlands Corporation)



  FOOTNOTES



 (1) 150,000 shares of Class B Non-Voting Common Stock owned by Ennia Reinsurance Antilles N.V.



 (2) Ordinary common stock is allowed 60% of total cumulative vote. Participating common stock is allowed 40% total cumulative vote.



 (3) Denotes relationships as advisor, administrator, sponsor, underwriter or general partner.



 (4) First AUSA Life Insurance Company owns 12.89%. PFL Life Insurance Company owns 13.11%. Bankers United Life Assurance Company owns 4.86%.



 (5) PFL Life Insurance Company owns 16.73%. Bankers United Life Assurance Company owns 3.77%. Life Investors Insurance Company of America owns 3.38%. AEGON USA Realty Advisors, Inc. owns 1.97%. First AUSA Life Insurance Company owns .18%.



 (6) Class B Common Stock is allocated 75% of total cumulative vote. Class A Common Stock is allocated 25% of total cumulative vote.



 (7) 50% of Idex Management, Inc. is owned by Janus Capital Corporation, a Colorado corporation.

 (8) RCC Group: FGH Realty Credit Corp., FGH USA, Inc., RCC North America, Inc., FGH USA Realty, Inc., FGH Eastern Region, Inc., FGH Appraisal Services, Inc., FGH Western Region, Inc., ALH Properties, Inc., First FGP, Inc., Second FGP, Inc., Third FGP, Inc., Fourth FGP, Inc. Fifth FGP, Inc., Sixth FGP, Inc., Seventh FGP, Inc., FGP Midwood, Inc., FGP Parsippany, Inc., ALH Properties Two, Inc., ALH Properties Three, Inc., ALH Properties Four, Inc., ALH Properties Five, Inc., ALH Properties Six, Inc., ALH Properties Seven, Inc., ALH Properties Eight, Inc., ALH Properties Nine, Inc., ALH Properties Ten, Inc., ALH Properties Eleven, Inc., ALH Properties Twelve, Inc., ALH Properties Thirteen, Inc., ALH Properties Fourteen, Inc., ALH Properties Fifteen, Inc., ALH Properties Sixteen, Inc., ALH Properties Seventeen, Inc., FGP Keene, Inc., FGP Broadway, Inc., FGP West Street, Inc., FGP West Street Two, Inc., FGP 90 West Street, Inc., FGP Branford, Inc., FGP Franklin, Inc., FGP Bala, Inc., FGP Twenty-One, Inc., FGP Twenty-Two, Inc., FGP Twenty-Three, Inc., FGP Twenty-Four, Inc., FGP Twenty-Five, Inc., FGP Schenectady, Inc., FGP Country Estates, Inc., FGP Eleventh Street, Inc., FGP 109th Street, Inc., FGP Seventy-Second Street, Inc., FGP Gaithersburg, Inc., FGP West 32nd Street, Inc., FGP Beekman, Inc., Dutch Hotel Management, Inc., FGP Landmark, Inc., FGP Islandia, Inc., FGP Bridgeport, Inc., FGP Varick, Inc., FGP Real Property Management, Inc., FGP Union Gardens, Inc., FGP Burkewood, Inc., FGP Stamford, Inc., FGP Meadow Lane, Inc., FGP Main Street, Inc., FGP Property Services, Inc., FGP Merrick, Inc., FGP West 14th Street, Inc., FGP 106 Fulton, Inc., FGP Bush Terminal, Inc., FGP Northern Boulevard, Inc., FGP Seventh Avenue, Inc., FGP Parsons, Inc., FGP City Hall, Inc., FGP West 88th Street, Inc., FGP Lincoln, Inc., FGP Emerson, Inc., FGP Brooke, Inc., FGP 86th Street, Inc., FGP Edison, Inc., FGP Rider Avenue, Inc., FGP Remson, Inc., and FGP Rockbeach, Inc.



 (9) Subsidiaries of ISI Insurance Agency, Inc. are: ISI Insurance Agency of Ohio, Inc., ISI Insurance Agency of Massachusetts, Inc., and ISI Insurance Agency of Texas, Inc.



(10) Subsidiaries of Associated Mariner Agency, Inc. are Associated Mariner Agency of Hawaii, Inc., Associated Mariner Insurance Agency of Massachusetts, Inc., Associated Mariner Agency Ohio, Inc., Associated Mariner Agency Texas, Inc., and Associated Mariner Agency New Mexico, Inc.



(11) Owns 50% interest in DJA Partners, a Delaware general partnership.



(12) Owns 49% of Melson Technologies Consulting, Inc., a Delaware corporation.



 * Includes qualifying shares for Directors.



ITEM 31.  AS OF NOVEMBER 1, 1996 THERE WERE NO CONTRACTHOLDERS.



ITEM 32.  INDEMNIFICATION



     Any person made a party to any action, suit, or proceeding by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the Company or of any Company which he served as such at the request of the Company, shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer, Director, or employee is liable for negligence or misconduct in the performance of his duties. The Company may also reimburse to any Director, officer, or employee the reasonable costs of settlement of any such action, suit, or proceeding, if it shall be found by a majority of a committee composed of the Directors not involved in the matter in controversy (whether or not a quorum) that it was in the interest of the Company that such settlement be made and that such Director, officer or employee was not guilty of negligence or misconduct. The amount to be paid by way of indemnity shall be determined and paid, in each instance, pursuant to action of the Board of Directors, and the stockholders shall be given notice thereof in accordance with applicable provisions of law. Such right of indemnification shall not be deemed exclusive of any other rights to which such Director, officer, or employee may be entitled.


ITEM 33.  BUSINESS AND OTHER CONNECTION OF INVESTMENT ADVISOR

     None.

ITEM 34.  PRINCIPAL UNDERWRITERS

     (a) Diversified Investors Securities Corp. ("DISC") is the principal underwriter of the Registrant. The names, titles and principal business addresses of the officers and directors of "DISC" are as stated on Forms U-4 of Form BD (File No. 8-45671) as declared effective May 18, 1993, as amended, the text of which is herein incorporated by reference. Diversified Investment Advisors, Inc. an affiliate of AUSA, acts as investment advisor and administrator to each series of Diversified Investors Portfolios. With respect to each series of Diversified Investors Portfolios, Diversified has contracted for certain investment advisory services with one or more subadvisors.


     (b) The names, titles and principal business addresses of the officers of DISC are listed on Schedule A of Form BD for DISC (Registration No. 8-45691) and Form U-4 filed by each individual officer, the text of which is hereby incorporated by reference.



     (c) Refer to Prospectus pages 7 and 23, "Charges" and Part B, Statement of Additional Information, page 2, "Sale of Contracts/Principal Underwriter" for information regarding compensation.


ITEM 35.  LOCATION OF ACCOUNTS AND RECORDS

     Accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are primarily maintained by AUSA Insurance Company, Inc. in whole or in part, at its principal offices at 4 Manhattanville Road, Purchase, NY 10577.

ITEM 36.  MANAGEMENT SERVICES

     Not applicable.

ITEM 37.  UNDERTAKINGS

     (a) An undertaking to file a post-effective amendment, using financial statements of the Registrant which need not be certified, within four to six months from the effective date of the Registrant's 1933 Act registration statement;

     (b) Registrant hereby undertakes to file post-effective amendments to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the group variable annuity contract may be accepted;

     (c) Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

     (d) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     (e) Registrant hereby undertakes to furnish each person to whom a prospectus is delivered with a copy of the Registrant's latest annual report to shareholders, upon request and without charge.

     (f) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     (g) Registrant hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered; the expenses expected to be incurred and the risks assumed by the insurance company.

                                   SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the County of Westchester and the State of New York, on this 19th day of November, 1996.



                                          DIVERSIFIED INVESTORS STRATEGIC

                                            VARIABLE FUNDS
                                                       (Registrant)

                                          By:    /s/  TOM A. SCHLOSSBERG

                                            ------------------------------------
                                                     Tom A. Schlossberg

                                            AUSA LIFE INSURANCE COMPANY, INC.
                                                    (Insurance Company)

                                          By:    /s/  TOM A. SCHLOSSBERG

                                            ------------------------------------
                                                     Tom A. Schlossberg
                                                  (Director and President)

     Pursuant to the requirement of the Securities Act of 1933 this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


             SIGNATURES                               TITLE                        DATE
-------------------------------------    -------------------------------    ------------------
      /s/     TOM A. SCHLOSSBERG         Director and President              November 19, 1996
-------------------------------------
        (Tom A. Schlossberg)
      */s/       ANDREW R. BAER          Director                           November 19>, 1996
-------------------------------------
          (Andrew R. Baer)
      */s/       LARRY G. BROWN          Director                           November 19>, 1996
-------------------------------------
          (Larry G. Brown)
     */s/      WILLIAM L. BUSLER         Director                           November 19>, 1996
-------------------------------------
         (William L. Busler)
     */s/      JACK R. DYKHOUSE          Director                           November 19>, 1996
-------------------------------------
         (Jack R. Dykhouse)
    */s/     STEVEN E. FRUSHTICK         Director                           November 19>, 1996
-------------------------------------
        (Steven E. Frushtick)
         */s/        CARL T.             Director                           November 19>, 1996
               HANSON
-------------------------------------
          (Carl T. Hanson)
   *By: /s/    TOM A. SCHLOSSBERG                                           November 19>, 1996
-------------------------------------
         Tom A. Schlossberg
          Attorney-in-Fact
         */s/       B. LARRY             Director                           November 19>, 1996
               JENKINS
-------------------------------------
         (B. Larry Jenkins)

             SIGNATURES                               TITLE                        DATE
-------------------------------------    -------------------------------    ------------------
     */s/ DOUGLAS C. KOLSRUD             Director                           November 19, 1996
-------------------------------------
         (Douglas C. Kolsrud)

     */s/ VERA F. MIHAIC                 Director                           November 19, 1996
-------------------------------------
         (Vera F. Mihaic)

     */s/ PETER P. POST                  Director                           November 19, 1996
-------------------------------------
         (Peter P. Post)

                                 EXHIBIT INDEX


EXHIBIT NO.                                DESCRIPTION                                   PAGE
-----------    --------------------------------------------------------------------  -------------
   99.  (4)    Investment Advisory Contract.
   99. (12)    Opinion and Consent of Counsel as to the legality of the securities being registered.
   99. (13)    Opinion and Consent of Independent Public Accountants.